Exhibit 99.2
CURALEAF HOLDINGS, INC.
Condensed Interim Consolidated Financial Statements (Unaudited)
As of June 30, 2024 and December 31, 2023
and
For the Three and Six Months Ended June 30, 2024 and 2023

Curaleaf Holdings, Inc.
Condensed Interim Consolidated Balance Sheets (Unaudited)
(in thousands)

		As of
	Note	June 30, 2024	December 31, 2023
Assets		Unaudited	Audited
Current assets:
Cash, cash equivalents and restricted cash	3	$89,394	$91,818
Accounts receivable, net of allowance for credit losses of $6,760 and $6,717, respectively	7,27	68,383	55,660
Inventories, net	8	228,607	215,913
Assets held for sale	5,6	9,108	17,795
Prepaid expenses and other current assets		30,419	30,397
Notes receivable - current	9	823	7,020
Total current assets		426,734	418,603
Deferred tax asset		1,221	419
Note receivable - net of current	9	2,200	—
Property, plant and equipment, net	10	587,746	571,627
Right-of-use assets, finance lease, net	11	134,433	143,203
Right-of-use assets, operating lease, net	11	117,994	118,435
Intangible assets, net	12	1,143,988	1,172,445
Goodwill	12	630,950	626,628
Income tax receivable		23,754	30,168
Investments and other assets	13	13,932	15,048
Total assets		$3,082,952	$3,096,576

Curaleaf Holdings, Inc.
Condensed Interim Consolidated Balance Sheets (Unaudited)
(in thousands)

		As of
	Note	June 30, 2024	December 31, 2023
Liabilities, Temporary equity and Shareholders’ equity		Unaudited	Audited
Current liabilities:
Accounts payable	27	$101,888	$79,319
Accrued expenses	14,27	107,742	101,311
Income tax payable		6,236	198,056
Lease liabilities, finance - current	11	10,155	9,428
Lease liabilities, operating - current	11	16,856	15,993
Notes payable - current	15,26	102,948	39,478
Contingent consideration liability - current	4,27	9,666	11,901
Deferred consideration liability - current	4,27	25,409	22,342
Financial obligations - current	11	6,459	5,777
Liabilities held for sale	5,6	3,000	9,173
Other current liabilities	27	2,149	1,256
Total current liabilities		392,508	494,034
Deferred tax liability		285,593	297,185
Notes payable - net of current	15,26	460,318	548,289
Lease liabilities, finance - net of current	11	154,694	159,961
Lease liabilities, operating - net of current	11	109,850	110,398
Uncertain tax position	27	339,819	79,142
Contingent consideration liability - net of current	4,27	3,504	4,724
Deferred consideration liability - net of current	4	22,929	21,310
Financial obligations - net of current	11	205,468	208,895
Other long-term liability	27	1,095	1,346
Total liabilities		1,975,778	1,925,284

Commitment and contingencies	25

Temporary equity:
Redeemable non-controlling interest contingency	17	114,331	120,650

Shareholders’ equity:
Additional paid-in capital	16	2,246,994	2,204,318
Treasury shares	16	(1,050)	(1,050)
Accumulated other comprehensive loss		(15,153)	(11,875)
Accumulated deficit		(1,237,948)	(1,140,751)
Total shareholders’ equity		992,843	1,050,642
Total liabilities, temporary equity and shareholders’ equity		$3,082,952	$3,096,576

The accompanying notes are an integral part of the Consolidated Financial Statements (as defined herein).

Curaleaf Holdings, Inc.
Condensed Interim Consolidated Statements of Operations (Unaudited)
(in thousands, except for share and per share amounts)

		Three months ended June 30,		Six months ended June 30,
	Note	2024	2023	2024	2023
Revenues, net:	22
Retail and wholesale revenues		$340,838	$334,040	$678,415	$665,304
Management fee income		1,448	1,511	2,803	2,887
Total revenues, net		342,286	335,551	681,218	668,191
Cost of goods sold		181,821	187,788	359,849	359,986
Gross profit		160,465	147,763	321,369	308,205
Operating expenses:
Selling, general and administrative	19	109,507	108,713	213,899	219,195
Share-based compensation	18	6,843	6,248	14,352	7,956
Depreciation and amortization	10,11,12	36,568	37,079	72,869	67,352
Total operating expenses		152,918	152,040	301,120	294,503
Income (loss) from operations		7,547	(4,277)	20,249	13,702
Other income (expense):
Interest income		310	—	327	23
Interest expense	15	(14,792)	(17,055)	(30,155)	(27,050)
Interest expense related to lease liabilities and financial obligations	11	(10,328)	(10,660)	(20,744)	(21,327)
(Loss) gain on impairment	10,11,12	(1,774)	—	2,185	—
Other income (expense), net	21	1,875	7,355	(511)	6,866
Total other expense, net		(24,709)	(20,360)	(48,898)	(41,488)
Loss before provision for income taxes		(17,162)	(24,637)	(28,649)	(27,786)
Provision for income taxes		(31,391)	(41,951)	(71,480)	(82,683)
Net loss from continuing operations		(48,553)	(66,588)	(100,129)	(110,469)
Net loss from discontinued operations	6	(1,277)	(7,904)	(710)	(20,492)
Net loss		(49,830)	(74,492)	(100,839)	(130,961)
Less: Net loss attributable to non-controlling interest	2,17	(945)	(3,250)	(3,642)	(5,339)
Net loss attributable to Curaleaf Holdings, Inc.		$(48,885)	$(71,242)	$(97,197)	$(125,622)

Per share – basic and diluted:	23
Net loss per share from continuing operations, net of loss per share attributable to non-controlling interest		$(0.06)	$(0.09)	$(0.13)	$(0.15)
Net loss per share from discontinued operations, net of loss per share attributable to non-controlling interest		—	(0.01)	—	(0.03)
Net loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted		$(0.06)	$(0.10)	$(0.13)	$(0.18)
Weighted average common shares outstanding – basic and diluted		740,787,287	719,269,057	738,467,477	719,023,326
The accompanying notes are an integral part of the Consolidated Financial Statements (as defined herein).

Curaleaf Holdings, Inc.
Condensed Interim Consolidated Statements of Comprehensive Loss (Unaudited)
(in thousands)

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Net loss from continuing operations	$(48,553)	$(66,588)	$(100,129)	$(110,469)
Foreign currency translation (loss) gain	(453)	2,894	(5,955)	8,089
Total comprehensive loss from continuing operations	(49,006)	(63,694)	(106,084)	(102,380)
Total comprehensive loss from discontinued operations, net of tax	(1,277)	(7,904)	(710)	(20,492)
Total comprehensive loss	(50,283)	(71,598)	(106,794)	(122,872)
Less: Comprehensive loss attributable to non-controlling interest	(2,014)	(1,593)	(6,319)	(1,983)
Comprehensive loss attributable to Curaleaf Holdings, Inc.	$(48,269)	$(70,005)	$(100,475)	$(120,889)
The accompanying notes are an integral part of the Consolidated Financial Statements (as defined herein).

Curaleaf Holdings, Inc.
Condensed Interim Consolidated Statements of Temporary Equity and Shareholders’ Equity (Unaudited)
(in thousands, except for share amounts)

		Redeemable non-controlling interest contingency	Common shares		Additional paid-in capital	Treasury shares	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ equity
			Number of Shares
	Note		SVS*	MVS*
Balances as of December 31, 2022		$121,113	623,520,125	93,970,705	$2,163,061	$(5,208)	$(18,594)	$(859,554)	$1,279,705
Issuance of shares in connection with acquisitions	4	—	6,484,552	—	14,086	—	—	—	14,086
Contribution from non-controlling interest	2,17	4,166	—	—	—	—	—	—	—
Foreign currency translation gain		3,356	—	—	—	—	4,733	—	4,733
Exercise and forfeiture of stock options	18	—	1,230,905	—	24	—	—	—	24
Share-based compensation	18	—	—	—	7,956	—	—	—	7,956
Net loss		(5,339)	—	—	—	—	—	(125,622)	(125,622)
Balances as of June 30, 2023		$123,296	631,235,582	93,970,705	$2,185,127	$(5,208)	$(13,861)	$(985,176)	$1,180,882

Balances as of December 31, 2023		$120,650	639,757,098	93,970,705	$2,204,318	$(1,050)	$(11,875)	$(1,140,751)	$1,050,642
Issuance of shares in connection with acquisitions	4	—	3,415,913	—	16,718	—	—	—	16,718
Acquisition related contingent equity consideration	4	—	2,367,000	—	11,480	—	—	—	11,480
Acquisition escrow shares returned and retired		—	(5,503)	—	(30)	—	—	—	(30)
Foreign currency translation loss		(2,677)	—	—	—	—	(3,278)	—	(3,278)
Exercise of stock options	18	—	75,391	—	156	—	—	—	156
Issuance of SVS for settlement of RSUs	18	—	2,421,192	—	—	—	—	—	—
Issuance of SVS for settlement of PSUs	18	—	325,248	—	—	—	—	—	—
Share-based compensation	18	—	—	—	14,352	—	—	—	14,352
Net loss		(3,642)	—	—	—	—	—	(97,197)	(97,197)
Balances as of June 30, 2024		$114,331	648,356,339	93,970,705	$2,246,994	$(1,050)	$(15,153)	$(1,237,948)	$992,843

*as defined herein
The accompanying notes are an integral part of the Consolidated Financial Statements (as defined herein).

Curaleaf Holdings, Inc.
Condensed Interim Consolidated Statements of Cash Flows (Unaudited)
(in thousands)

	Six months ended June 30,
	2024	2023
Cash flows from operating activities:
Net loss from continuing operations	$(100,129)	$(110,469)
Adjustments to reconcile net loss to net cash provided by operating activities from continuing operations:
Depreciation and amortization	103,730	97,215
Share-based compensation	14,352	7,956
Non-cash interest expense	7,919	10,752
Amortization of operating lease right-of-use assets	9,791	7,701
Gain on impairment	(2,185)	—
Gain on modification and extinguishment of debt	(245)	(3,300)
(Gain) loss on disposal of assets	(1,328)	2,312
Loss (gain) on investment	1,176	(5,602)
Non-cash adjustments to inventory	(5,646)	6,359
Allowance for credit losses	254	1,645
Deferred taxes	(15,793)	(8,815)
Other non-cash (income) expenses	(413)	2,279
Changes in assets and liabilities:
Accounts receivable, net	(11,073)	(4,533)
Inventories, net	(3,316)	(6,459)
Prepaid expenses and other current assets	1,073	(10,291)
Income tax receivable	6,414	(1,032)
Assets held for sale, net of Liabilities held for sale	(133)	—
Investments and other assets	(92)	2,160
Accounts payable	16,790	(1,555)
Accrued expenses and other current liabilities	253,588	8,018
Income tax payable	(191,815)	59,713
Lease liabilities, operating	(6,605)	(14,180)
Net cash provided by operating activities from continuing operations	76,314	39,874
Net cash used in operating activities from discontinued operations	(3,167)	(25,132)
Net cash provided by operating activities	73,147	14,742

Cash flows from investing activities:
Purchases of property, plant and equipment	(37,765)	(34,017)
Disposals of property, plant and equipment	1,745	—
Proceeds from sale of entities	3,737	—
Purchases of intangibles	(5,253)	—
Purchase of investments	(213)	—
Acquisition related cash payments, net of cash acquired	(4,698)	(707)
Payments received on notes receivable	81	—
Issuance of notes receivable to third party	(100)	(4,286)
Net cash used in investing activities from continuing operations	(42,466)	(39,010)
Net cash provided by investing activities from discontinued operations	2,345	1,066
Net cash used in investing activities	(40,121)	(37,944)

Cash flows from financing activities:
Proceeds from debt financing	5,100	—
Debt issuance costs	(456)	—
Principal payments on finance lease liabilities	(4,517)	(3,736)
Principal payments on notes payable	(32,751)	(46,934)

Curaleaf Holdings, Inc.
Condensed Interim Consolidated Statements of Cash Flows (Unaudited)
(in thousands)

	Six months ended June 30,
	2024	2023
Principal payments on financial obligations	(2,745)	(2,060)
Exercise of stock options	156	24
Payments of contingent consideration	—	(2,358)
Net cash used in financing activities from continuing operations	(35,213)	(55,064)
Net cash used in financing activities from discontinued operations	(91)	(6)
Net cash used in financing activities	(35,304)	(55,070)

Net decrease in cash, cash equivalents and restricted cash	(2,278)	(78,272)
Cash, cash equivalents and restricted cash, beginning of period	91,818	163,177
Effect of exchange rate on cash, cash equivalents and restricted cash	(146)	112
Cash, cash equivalents and restricted cash, end of period	$89,394	$85,017

Non-cash investing & financing activities:
Purchases of property, plant and equipment included in accounts payable and accrued expenses	$8,141	$2,262
Issuance of notes in connection with sale of entities	2,300	—
Issuance of shares in connection with acquisitions	(28,198)	112
Contingent consideration incurred in connection with acquisitions	6,352	—
Deferred consideration incurred in connection with acquisitions	1,219	—
Forgiveness of promissory note in connection with acquisition	(7,672)	—
Non-cash additions to finance and operating right-of-use assets	4,529	155
Recategorization of net assets from held-for-sale to held-and-used	—	2,272

Supplemental disclosure of cash flow information:
Cash paid for taxes	$14,068	$37,336
Cash paid for interest	48,457	21,624
The accompanying notes are an integral part of the Consolidated Financial Statements (as defined herein).

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(in thousands, except for gram, share and per share amounts)
Explanatory Note
Unless otherwise noted or the context otherwise requires, all information provided in the Condensed Interim Consolidated Financial Statements (Unaudited) are as of June 30, 2024 and December 31, 2023 and for the three and six months ended June 30, 2024 and 2023 (together, the “Consolidated Financial Statements”) and the accompanying Notes (together, the “Notes to the Consolidated Financial Statements”) is given as at June 30, 2024, and references to the “Company”, “Curaleaf” or “Group” refer to Curaleaf Holdings, Inc. (the “Company”), its wholly-owned and majority-owned subsidiaries as well as certain legal entities in which it, directly or indirectly, holds a controlling financial interest.
Note 1 — Operations of the company
The Company is a leading producer and distributor of consumer products in cannabis, including hemp-derived THC products, with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a vertically integrated, high-growth cannabis operator known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select and Grassroots, provide industry-leading services, product selection and accessibility across the medical and adult use markets in the United States (“U.S.”). Internationally, the Company has a fully integrated cannabis business with licensed cultivation in Portugal and Canada, four pharma grade cannabis processing and manufacturing facilities in Germany, Spain, Canada and the United Kingdom (“U.K.”) and licensed distribution of cannabis in Germany, Poland, Canada, Switzerland and the U.K. In the U.K., the Company also holds a pharmacy license and operates medical cannabis clinics in England and Scotland, enabling the retail supply of medical cannabis directly to the patient. Finally, the Company supplies cannabis on a wholesale basis to Australia, New Zealand, U.K. and across Europe, including Germany, Italy and Poland.
Prior to December 14, 2023, the Company’s subordinate voting shares (“SVS”) were listed on the Canadian Securities Exchange (“CSE”) under the symbol “CURA” and quoted on the OTCQX ® Best Market under the symbol “CURLF”. On December 14, 2023, the Company’s SVS were listed and commenced trading on the Toronto Stock Exchange (the “TSX”) under the symbol “CURA” (the “TSX Listing”) and the Company's SVS were delisted from the CSE at the close of markets on December 13, 2023.
The principal business address of the Company is located at 290 Harbor Drive, Stamford, Connecticut 06902. The Company’s registered and records office address is located at Suite 1700-666 Burrard Street, Vancouver, British Columbia, Canada.
Note 2 — Basis of presentation and consolidation
The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the U.S. as issued by the Financial Accounting Standards Board. The significant accounting policies described in Note 3 — Significant accounting policies have been applied consistently to all periods presented.
The Consolidated Financial Statements should be read in conjunction with the audited consolidated financial statements for Curaleaf Holdings, Inc. as of and for the years ended December 31, 2023 and 2022 (the “Annual Financial Statements”) and the notes thereto included in the Annual Financial Statements. Copies of the Annual Financial Statements are available under the Company’s profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.
In the opinion of management, the financial data presented includes all adjustments necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. Certain previously reported amounts have been reclassified between line items to conform to the current period presentation. Results of interim periods should not be considered indicative of the results for the full year. The Consolidated Financial Statements include estimates and assumptions of management that affect the amounts reported in the Consolidated Financial Statements. Actual results could differ from these estimates.
Functional and presentation currency
The Consolidated Financial Statements are presented in U.S. dollar (“USD”), which is the reporting currency of the Company, unless otherwise noted. The functional currency of the Company and Curaleaf, Inc. and its subsidiaries is the USD, and the functional currencies of the Company’s international subsidiaries’ include the Sterling Pound, Euro, Swiss Franc, Polish Zloty and Canadian Dollar. The financial accounts of the Company’s international subsidiaries are translated

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(in thousands, except for gram, share and per share amounts)
to USD using exchange rates at specific reporting dates or average rates over the reporting period, as applicable. Gains and losses resulting from foreign currency translation adjustments are recognized within Accumulated other comprehensive loss, which is a component of Shareholders’ equity on the Condensed Interim Consolidated Balance Sheets (Unaudited). Transactional exchange gains and losses are included in Other income (expense), net on the Condensed Interim Consolidated Statements of Operations (Unaudited).
Basis of measurement
The Consolidated Financial Statements have been prepared on a going concern basis, under the historical cost convention, except for certain financial instruments that are measured at fair value as described herein.
Basis of consolidation
The Consolidated Financial Statements include all the accounts of the Company, its wholly-owned and majority-owned subsidiaries as well as certain legal entities in which it, directly or indirectly, holds a controlling financial interest, through management service agreements or other financing arrangements. For further details of the entities included in the Consolidated Financial Statements, refer to Note 2 — Basis of presentation and consolidation of the Annual Financial Statements.
All intercompany balances and transactions have been eliminated in consolidation. See Note 3 — Significant accounting policies.
Change in ownership
The Company previously had a 100% investment in a wholly-owned subsidiary, Curaleaf Inc., via its ownership of all of the shares of common stock of Curaleaf, Inc. In connection with the TSX Listing, the Company reorganized (the “Reorganization”) its U.S. operations in order to meet listing conditions imposed by TSX. Please refer to the Section “Corporate Structure - TSX Listing and U.S. Reorganization” of the Annual Information Form for more information about the TSX Listing, the Reorganization and a description of the material terms of the Subscription Agreement, the Protection Agreement and the Shareholders' Agreement. The Annual Information Form as well as copies of the amended and restated articles of Curaleaf, Inc., the Shareholders Agreement and the Protection Agreement are available under the Company's profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.
The terms and conditions set forth in the Protection Agreement and the Shareholders’ Agreement entered into in connection with the Reorganization collectively resulted in the Company retaining a controlling financial interest in Curaleaf, Inc. As a result, the Company’s Consolidated Financial Statements continue to include all the accounts of Curaleaf, Inc. and its wholly-owned and majority-owned subsidiaries as well as certain legal entities in which it, directly or indirectly, holds a controlling financial interest. For further detail, see Note 28 — Variable interest entities of the Consolidated Financial Statements and Note 2 — Basis of presentation and consolidation of the Annual Financial Statements.
Non-controlling interests (“NCI”)
Non-controlling interests in consolidated subsidiaries represent the component of equity in consolidated subsidiaries held by third parties. Any change in ownership of a subsidiary while the controlling financial interest is retained is accounted for as an equity transaction between the controlling and non-controlling interests. In addition, when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary is initially measured at fair value, and the gain or loss triggered by any difference between the carrying value and fair value of the retained interest is included in Other income (expense), net on the Condensed Interim Consolidated Statements of Operations (Unaudited).
Non-controlling interests with redemption features, such as put options, that are not solely within the Company’s control are considered redeemable non-controlling interests. Redeemable non-controlling interests are considered to be temporary equity and are reported in the mezzanine section between Commitment and contingencies and Shareholders’ equity on the Condensed Interim Consolidated Balance Sheets (Unaudited). Redeemable non-controlling interests are recorded at the greater of the carrying value, which is adjusted for the non-controlling interests’ share of net income or loss generated over the reporting period, and the estimated redemption value at the end of the reporting period.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(in thousands, except for gram, share and per share amounts)
Note 3 — Significant accounting policies
Cash, cash equivalents and restricted cash
Cash and cash equivalents include cash deposits in financial institutions, other deposits that are readily convertible into cash, with original maturities of three months or less, and cash held at retail locations. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (the “FDIC”) up to $250,000. The Company maintains its cash in bank deposit accounts the balances of which, at times, may exceed federally insured limits. As of June 30, 2024 and December 31, 2023, the Company had a restricted cash balance of $12.1 million and $8.6 million, respectively, related to full collateralization of the Company’s borrowings under its asset-based revolving credit facility and standby letter of credit with East West Bank (“EWB”).
Accounts receivable, net
The Company maintains an allowance for expected credit losses to reflect the expected uncollectability of accounts receivable based on historical collection data and specific risks identified among uncollected accounts, as well as management’s expectation of future economic conditions. The Company also considers relevant qualitative and quantitative factors to assess whether historical loss experience should be adjusted to better reflect the risk characteristics of the Company’s receivables and the expected future losses. If current or expected future economic trends, events or changes in circumstances indicate that specific receivable balances may be impaired, further consideration is given to the collectability of those balances and the allowance is adjusted accordingly. Accounts receivable are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. See Note 7 — Accounts receivable, net for further detail.
Notes receivable
Notes receivables are recognized and measured at amortized cost, representing the initial carrying amount adjusted for any subsequent amortization of principal and reduced by any impairment losses. Non-mortgage loans held for sale undergo regular evaluation for impairment, with the lower of the amortized cost basis or fair value determined on an individual asset basis. Interest income on loan receivables is recognized using the effective interest rate method, allocating interest income over the relevant period based on the carrying amount of the asset and the effective interest rate. See Note 9 — Notes receivable for further detail.
Inventories, net
Inventories, including packaging and supplies, are stated at lower of cost or net realizable value (“NRV”). NRV is the estimated selling price in the ordinary course of business less estimated costs to sell. The Company values its inventories at standard cost, which approximates weighted average cost. The direct and indirect costs of inventories include materials, labor and depreciation expense on equipment involved in trimming and packaging. All direct and indirect costs related to inventories are capitalized as they are incurred and subsequently recorded within Cost of goods sold on the Condensed Interim Consolidated Statements of Operations (Unaudited) at the time the inventoried product is sold. The Company reviews its inventories for obsolete, redundant and slow-moving items, and any such inventories are written down to NRV, which is recorded within Cost of goods sold on the Condensed Interim Consolidated Statements of Operations (Unaudited). See Note 8 — Inventories, net for further detail.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(in thousands, except for gram, share and per share amounts)
Property, plant and equipment, net
Property, plant and equipment are stated at cost, net of accumulated depreciation and impairment losses, if any. Ordinary repairs and maintenance are expensed as incurred. Depreciation is calculated on a straight-line basis over the estimated useful life of the property, plant and equipment to its salvage value as follows:

Asset class	Estimated useful life
Information technology	3 years
Furniture and fixtures	3-7 years
Building and improvements	15-39 years
Leasehold improvements	Shorter of useful life or remaining lease term
Property, plant and equipment held for sale are recorded at estimated fair value less costs to sell and depreciation is ceased.
The Company reviews the residual values, useful lives and depreciation methods of its property, plant and equipment at each fiscal year-end, and any adjustments deemed to be appropriate are applied prospectively. Construction in progress is measured at cost and, upon completion, is reclassified to one of the four asset classes noted in the above table, depending on the nature of the associated assets. Depreciation commences upon the property, plant and equipment becoming available for its intended use. Subsequent expenditures on in-service property, plant and equipment are capitalized only if it is probable that the expenditure will provide future economic benefits to the Company beyond those initially expected. The Company categorizes leasehold improvements within Building and improvements.
Property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from their use. Any gain or loss arising from derecognition of property, plant and equipment (calculated as the difference between net disposal proceeds and the carrying value of the property, plant and equipment) is recognized in Other income (expense), net on the Condensed Interim Consolidated Statements of Operations (Unaudited). See Note 10 — Property, plant and equipment, net for further detail.
Intangible assets, net
Intangible assets are recorded at cost, less accumulated amortization and impairment losses, if any. Intangible assets acquired in a business combination are recognized at fair value at the date of acquisition, while intangible assets that are internally generated are recognized at cost. The useful life of an internally generated intangible asset is the shorter of 15 years or the term specified by an applicable law, regulation or contractual provision. Intangible assets are amortized on a straight-line basis over the following estimated useful lives:

Estimated useful life
Licenses and service agreements	5-30 years
Trade names	1-20 years
Intellectual property and know-how	5-15 years
Non-compete agreements	1-15 years
The estimated useful lives, residual values and amortization methods are reviewed at each fiscal year-end, and any adjustments deemed to be appropriate are applied prospectively. See Note 12 — Intangible assets, net and Goodwill for further detail.
Leases
The Company assesses contracts to assess whether a contract is, or contains, a lease. If a contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration, the Company deems that contract a lease, or as containing an embedded lease, and evaluates whether the lease arrangement is an operating or a finance lease at inception. For lease arrangements with an initial term in excess of 12 months, the Company recognizes a lease liability equal to the present value of outstanding lease payments and a right-of-use (“ROU”) asset equal to the lease liability,

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(in thousands, except for gram, share and per share amounts)
subject to certain adjustments. For lease arrangements with an initial term of 12 months or less, the Company does not recognize a lease liability and ROU asset; instead, the Company recognizes the related lease payments as lease expense on a straight-line basis over the lease term. The Company uses its incremental borrowing rate to determine the present value of outstanding lease payments. The Company has elected to combine lease and non-lease components for all classes of its leased assets.
ROU assets are amortized on a straight-line basis over the earlier of the useful life of the ROU asset or the end of the lease term. On the Condensed Interim Consolidated Statements of Operations (Unaudited), amortization of operating ROU assets is recognized as lease expense within Selling, general and administrative, and amortization of finance ROU assets is recognized within Depreciation and amortization on the Condensed Interim Consolidated Statements of Operations (Unaudited). In addition, the Company recognizes interest expense on its finance lease liabilities using the effective interest method, within Interest expense related to lease liabilities and financial obligations on the Condensed Interim Consolidated Statements of Operations (Unaudited).
The terms of the lease arrangements at commencement are determined based on the noncancellable period for which the Company has the right to use the underlying leased assets, inclusive of any periods covered by an option:
•the Company is reasonably certain to exercise that would extend the lease,
•the Company is reasonably certain not to exercise that terminates the lease and
•to extend (or not to terminate) the lease in which the exercise of the option is controlled by the lessor.
The Company considers a number of factors when evaluating whether the options in its lease arrangements are reasonably certain of exercise, including the location of the leased asset, the length of time before the options can be exercised, expected value of the leased assets at the end of the initial lease terms, relevance of the leased assets to the Company's operations and the cost of negotiating a new lease.
The Company has historically entered into transactions wherein the Company sold real estate property or equipment to a buyer and simultaneously leased back all, or a portion of, the same asset for all, or part of, the asset’s remaining economic life. Transactions such as these are evaluated to determine whether sale-leaseback accounting is required. If the Company determines that it has retained control of the property or equipment, the Company recognizes the financed leased asset within Property, plant and equipment, net, with a corresponding increase to Financial obligations - current and Financial obligations - net of current on the Condensed Interim Consolidated Balance Sheets (Unaudited). The Company uses the effective interest method to allocate lease cash payments between reduction of the financial obligation and recognition of interest expense within Interest expense related to lease liabilities and financial obligations on the Condensed Interim Consolidated Statements of Operations (Unaudited).
For further details, see Note 11 — Leases.
Impairment of long-lived assets
The Company evaluates the recoverability of its long-lived assets, including property, plant and equipment, ROU assets, definite lived intangible assets and equity investments, whenever events or changes in circumstances indicate that the carrying value of a long-lived asset, or asset group, may not be recoverable. When the Company determines that the carrying value of its long-lived assets may not be recoverable, the long-lived assets are assessed for impairment based on the estimated future undiscounted cash flows expected to result from the use and eventual disposition of the long-lived assets. If the carrying value of a long-lived asset, or asset group, exceeds its estimated future undiscounted cash flows, an impairment loss equal to the excess is recognized within (Loss) gain on impairment on the Condensed Interim Consolidated Statements of Operations (Unaudited), during the period in which the impairment is identified.
Goodwill
Goodwill represents the excess of the consideration transferred for the acquisition of an entity over the fair value of the net tangible and intangible assets acquired. Goodwill is either assigned to a specific reporting unit or allocated between reporting units based on the relative fair value of each reporting unit. See Note 12 — Intangible assets, net and Goodwill for further detail.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(in thousands, except for gram, share and per share amounts)
Impairment of goodwill
Goodwill is not subject to amortization and is tested annually for impairment, as of October 1 of each year, or more frequently, if events or changes in circumstances indicate that it might be impaired. Factors which could trigger an impairment review include significant underperformance relative to historical or projected future operating results, significant changes in the Company’s manner of use of the acquired assets or strategy for the overall business, a significant decrease in the market value of the acquired assets or significant negative industry or economic trends.
Goodwill is tested for impairment at the reporting unit level. A reporting unit is the same as, or one level below, an operating segment and represents a component, or group of components, for which discrete financial information is available and reviewed regularly by segment management.
Goodwill is deemed to be impaired if the carrying value of a reporting unit, including allocated goodwill, exceeds its fair value (but not below zero), as determined using both an income and a market approach; an impairment loss equal to the excess is recognized within (Loss) gain on impairment on the Condensed Interim Consolidated Statements of Operations (Unaudited), during the period in which the impairment is identified.
Change in reporting units
During the fourth quarter of 2023, the Company evaluated its existing reporting units in accordance with Accounting Standards Codification (“ASC”) 350, Intangibles—Goodwill and Other, and determined that the individual components of its two operating segments, Domestic and International (as determined in accordance with ASC 280, Segment Reporting), were economically similar and aggregation of the individual components into two reporting units that align with the Company’s two operating segments is required. Prior to October 1, 2023, the Company identified 16 reporting units on a jurisdictional basis.
Deferred charges: notes payable
The Company’s deferred charges incurred in connection with the execution of new or modification of debt financing include deferred financing costs and debt discounts or debt premiums. Deferred charges are amortized to interest expense using the effective interest method.
Commitments and contingencies
The Company recognizes contingent liabilities when such contingencies are probable and reasonably estimable and within Accrued expenses on the Condensed Interim Consolidated Balance Sheets (Unaudited). Losses related to contingencies are typically recognized within Other income (expense), net on the Condensed Interim Consolidated Statements of Operations (Unaudited).
The Company recognizes legal costs for contingencies in the period in which the costs are incurred within Selling, general and administrative on the Condensed Interim Consolidated Statements of Operations (Unaudited). See Note 25 — Commitments and contingencies for further detail.
Income taxes
The Company’s Provision for income taxes is comprised of current and deferred taxes and is recognized on the Condensed Interim Consolidated Statements of Operations (Unaudited), except to the extent that the income tax expense relates to a business combination, items recognized directly within Shareholders’ equity on the Condensed Interim Consolidated Balance Sheets (Unaudited) or items recognized directly within Total other expense, net on the Condensed Interim Consolidated Statements of Operations (Unaudited). Current taxes are recognized on taxable income (loss) for the fiscal period, as adjusted for unrealized tax benefits, changes in tax receivables (payables) that arose in a prior period and recovery of taxes paid in a prior period. Current taxes are measured using tax rates and laws enacted during the period within which the taxable income (loss) arose. Current taxes can also arise from dividends. Current tax assets and liabilities are offset only if the right of offset exists.
Deferred taxes are recognized with respect to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax basis, with certain exceptions. Deferred taxes are measured using

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(in thousands, except for gram, share and per share amounts)
enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. If the Company determines, based on available evidence, that it is more likely than not that all or a portion of a deferred tax asset will not be realized, a valuation allowance is established to reduce the deferred tax asset by the amount expected to be unrealizable. Management reassesses the need for a valuation allowance at the end of each reporting period and takes into consideration, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability and the duration of statutory carryforwards.
The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state and foreign jurisdictions, where applicable.
As of June 30, 2024, the Company has adopted a new federal and state income tax position, asserting that the restrictions of Section 280E of the Internal Revenue Code (“Section 280E”) do not apply to the Company’s cannabis operations. In addition, the Company intends to file amended federal and state income tax returns with refund claims for several of the Company's business entities for the year 2022. The decision to adopt this position is supported by legal interpretations that challenge the Company's tax liability as determined pursuant to Section 280E. If the Company’s interpretation is upheld, the Company’s financial position could be significantly enhanced by the ability to deduct additional ordinary and necessary business expenses that are non-deductible under Section 280E.
While the Company believes its position is supported by sound legal reasoning, the cannabis industry remains in a complex regulatory environment. The U.S. federal illegality of cannabis poses unique challenges and uncertainties, including the potential for differing interpretations and enforcement actions. The Company is prepared to vigorously defend its tax position if challenged and will continue to monitor legal developments in this matter closely; however, the Company cannot be certain that it will prevail on this issue with the IRS. As a precautionary measure, if the Company were not to prevail on this issue with the IRS, it has set aside reserves to mitigate the potential financial impact of such a determination, which is recognized within the Company’s Uncertain tax position liability on the Condensed Interim Consolidated Balance Sheets (Unaudited). The $260.7 million increase in the Company’s Uncertain tax position liability from $79.1 million as of December 31, 2023 to $339.8 million as of June 30, 2024 was offset by a corresponding reduction in the Company’s Income tax payable. The Company believes it is reasonably possible that its Uncertain tax position liability will continue to increase over the next 12 months, while its new federal and state income tax position is in dispute with the IRS.
For further details, see “The Company is likely to be audited by the IRS and the IRS is likely to challenge the non-application of Section 280E to the Company’s U.S. marijuana operations” within the Risk Factors section of the accompanying Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2024 and 2023.
Revenue recognition
Revenue is recognized by the Company in accordance with Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”), pursuant to which the Company recognizes revenue when the control of a promised good or service is transferred to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for the transferred good or service.
In order to recognize revenue under ASC 606, the Company applies the following five-step model:
i.Identify a customer along with a corresponding contract;
ii.Identify the performance obligation(s) in the contract to transfer goods or provide distinct services to a customer;
iii.Determine the transaction price the Company expects to be entitled to in exchange for transferring promised goods or services to a customer;
iv.Allocate the transaction price to the performance obligation(s) in the contract; and
v.Recognize revenue when or as the Company satisfies the performance obligation(s).
The majority of the Company’s performance obligations are satisfied at a point in time; either upon delivery and acceptance of the Company’s goods or services by the customer in its wholesale transactions or immediately upon transfer of the Company’s goods or services to the customer in its retail transactions. Revenues from the Company’s cannabis sales

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(in thousands, except for gram, share and per share amounts)
are recorded net of sales discounts at the time of delivery to the customer. Payment is typically due upon transfer of the Company’s products to the customer or within a specified time period permitted under the Company’s credit policy.
Retail and Wholesale Revenue
The Company derives its domestic retail and wholesale revenue in U.S. states in which it is licensed to cultivate, process, distribute and sell cannabis and other hemp-derived products. The Company sells directly to customers at its retail stores and sells wholesale to third-party dispensaries or processors.
Internationally, the Company also derives retail revenues in the U.K., where it holds a pharmacy license which enables it to fulfill cannabis prescriptions directly to the patient through its online pharmacy. The Company also supplies cannabis on a wholesale basis to pharmacies and other distributors based in Australia, New Zealand, Canada and across Europe, including Germany, Italy and Poland. All products that are supplied to Italy are sold to wholesalers who import the Company’s products. Non-cannabis revenues are all derived from wholesale operations in Spain, the U.K. and Germany.
For most of its locations, the Company offers a loyalty reward program to its retail dispensary customers that allows customers who enroll in the program to earn reward points at point of sale for use on future purchases. Loyalty reward points earned by the Company’s retail customers upon purchase are recognized as a reduction of revenue at the time of sale. Loyalty points earned are recognized within Accrued expenses on the Condensed Interim Consolidated Balance Sheets (Unaudited), until redeemed, expired or forfeited. As of June 30, 2024 and December 31, 2023, the Company’s Accrued loyalty payable totaled $5.9 million and $5.3 million, respectively. Promotional discounts and rewards offered to customers within the loyalty reward program are recognized within Sales and marketing, which is a component of Selling, general and administrative expense on the Condensed Interim Consolidated Statements of Operations (Unaudited).
Management Fee Income
Management fee income primarily represents revenue related to management services agreements (“MSAs”) pursuant to which the Company provides professional services, including cultivation, processing and retail know-how, back-office administration, intellectual property licensing, real estate leasing services and lending facilities to medical and adult use cannabis licensees. In addition, management fee income includes royalty fees earned on third-party use of certain of the Company’s licenses, as well as logistics service fees and consultation fees earned in the Company’s international operations. The Company recognizes management fee income on a straight-line basis over the term of the associated agreements as services are provided.
See Note 22 — Revenue disaggregation for further detail.
Share-based compensation
The Company recognizes compensation expense for all share-based awards, including stock options, performance stock units (“PSUs”) and restricted stock units (“RSUs”), granted to its employees and directors at the fair value of the awards on the date of grant. The Company uses the Black-Scholes valuation model to determine the grant-date fair value of stock options. The inputs into the Black-Scholes valuation model, including the expected term of the instrument, expected volatility, risk-free interest rate and dividend rate are determined by reference to the terms of the underlying instrument as well as the Company’s experience with similar instruments. In instances where stock options or units have performance or market conditions, the Company utilizes the Monte Carlo valuation model to simulate the various outcomes that affect the value of the stock options or units.
Share-based compensation is amortized on a straight-line basis over the requisite service period of the share-based awards, which is generally the vesting period, and recognized within Share-based compensation on the Condensed Interim Consolidated Statements of Operations (Unaudited), with a corresponding increase to Shareholders’ equity on the Condensed Interim Consolidated Balance Sheets (Unaudited). The amount recognized as an expense is adjusted to reflect the number of share-based awards for which the related service conditions are expected to be met, such that the total share-based compensation ultimately recognized by the Company is based on the number of share-based awards that meet the related service conditions at the vesting date. The Company recognizes the impact of forfeitures to its share-based compensation as they occur. See Note 18 — Share-based compensation for further detail.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(in thousands, except for gram, share and per share amounts)
Earnings per share, basic and diluted
The Company presents basic and diluted earnings per share (“EPS”), as applicable. Basic EPS is calculated by dividing the profit or loss attributable to the Company’s shareholders by the weighted average number of shares outstanding during the reporting period. Diluted EPS is determined by adjusting the profit or loss attributable to the Company’s shareholders and the weighted average number of shares outstanding during the period, for the effects of all potentially dilutive instruments, which, for the Company, is comprised of share-based awards and convertible debt. Instruments with an anti-dilutive impact are excluded from the calculation of diluted EPS. The Company applies the treasury stock method to calculate the number of potentially dilutive securities with respect to its share-based awards and the if-converted method with respect to any outstanding convertible debt. See Note 23 — Earnings per share for further detail.
Related party transactions
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. See Note 26 — Related party transactions for further detail.
Business combinations
The Company accounts for business combinations using the acquisition method in accordance with ASC 805, Business Combinations (“ASC 805”), which requires recognition of assets acquired and liabilities assumed, including contingent assets and liabilities, at their respective fair values on the date of acquisition or assumption of control. Non-controlling interests in the acquiree are measured at fair value on acquisition date. Acquisition related transaction costs are recognized as expenses in the period in which the costs are incurred. The excess of consideration transferred over the net assets acquired and liabilities assumed is recognized as goodwill as of the acquisition date. Following initial recognition, goodwill is measured at cost, less any accumulated impairment losses.
The Company utilizes the guidance prescribed by ASC 805, which allows entities to use a screen test to determine if a transaction should be accounted for as a business combination or an asset acquisition. Under the optional screen test, where substantially all of the fair value of gross assets acquired is concentrated in a single asset (or a group of similar assets), the transaction would be accounted for as an asset acquisition. Management performs a concentration test where appropriate and if the concentration of assets is 90% or above, the transaction is generally accounted for as an asset acquisition. In addition, if the assets acquired are not a business, the Company accounts for the transaction as an asset acquisition.
Contingent consideration is measured at fair value at the date of acquisition and included as part of the consideration transferred in a business combination. Contingent consideration classified as a liability requires fair value remeasurement at the end of each reporting period, with adjustments to the fair value of the contingent liability recognized within Other income (expense), net on the Condensed Interim Consolidated Statements of Operations (Unaudited). Contingent consideration classified as equity is assessed at the end of each reporting period to determine whether equity classification remains appropriate.
Purchase price allocations may be preliminary and, during the measurement period (not to exceed one year from the date of acquisition), changes in assumptions and estimates that result in adjustments to the fair value of assets acquired and liabilities assumed are recorded in the period the adjustments are determined.
Operating results associated with acquisitions are included in the Company’s consolidated financial statements from the date of acquisition.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(in thousands, except for gram, share and per share amounts)
Asset acquisitions
In accordance with ASC 805, the Company defines asset acquisitions as those not pertaining to the acquisition of inputs, processes and outputs that constitute a business. The Company assigns carrying values to all the assets acquired and liabilities assumed in an asset acquisition based on their relative fair values.
See Note 4 — Acquisitions for further detail.
Fair value of financial instruments
The Company applies fair value accounting for all financial assets and liabilities that are recognized or disclosed at fair value in its financial statements on a recurring basis. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities that are required to be recorded at fair value, the Company considers all related factors of the asset by market participants in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions and credit risk.
The Company applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:
Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 — Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3 — Inputs for the asset or liability that are not based on observable market data.
The Company elected to apply the beginning-of-period convention whereby all transfers into and out of Level 3 in the fair value hierarchy are deemed to have had occurred at the beginning of the reporting period. The Company does not reclassify its financial instruments within the fair value hierarchy subsequent to initial recognition, unless a change has occurred in its business model for managing financial instruments. See Note 27 — Fair value measurements and financial risk management for further detail.
Significant accounting judgments, estimates and assumptions
The preparation of financial statements in accordance with U.S. GAAP requires the use of estimates and assumptions that affect the reported amounts of revenue, expenses, assets, liabilities and contingencies. Although actual results in subsequent periods may differ from these estimates, such estimates are developed based on the best information available to management and based on management’s best judgments at the time. The Company relies upon historical experience, observable trends and various other assumptions to develop reasonable significant estimates and assumptions, which are then regularly reviewed and updated, as needed, by management. Changes in estimates are accounted for prospectively and are based upon on-going trends or subsequent settlements and the sensitivity level of the estimates and assumptions to changes in facts and circumstances. Although management believes that all estimates are reasonable, actual results could differ from these estimates.
The most significant assumptions and estimates underlying the Consolidated Financial Statements are described below:
Consolidation
When determining the appropriate basis of accounting for the Company’s interests in affiliates, the Company makes judgements about the degree of influence that it exerts directly or indirectly through an arrangement over the investees’ relevant activities. See Note 2 — Basis of presentation and consolidation and Note 28 — Variable interest entities for further detail.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(in thousands, except for gram, share and per share amounts)
Accounting for acquisitions and business combinations
Classification of an acquisition as a business combination or asset acquisition hinges on whether the asset acquired constitutes a business, which can be a complex judgment.
In determining the fair value of all identifiable assets, liabilities and contingent liabilities acquired, the most significant estimates are related to the valuation of contingent consideration and intangible assets. Management exercises judgement in estimating the probability and timing of when earn-outs are expected to be achieved, which is used as the basis for estimating fair value. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert may be engaged to apply the appropriate valuation techniques to management’s forecast of the total expected future net cash flows in order to estimate fair value.
The primary intangible assets typically acquired in a business combination within the cannabis industry are cannabis licenses, as they provide companies with the ability to operate in additional markets. To estimate the fair value of intangible assets management exercises judgement in developing cash flow projections and choosing discount and terminal growth rates. The estimated fair value of intangible assets is most sensitive to changes in the discount rate applied. The terminal growth rate represents the rate at which businesses will continue to grow into perpetuity. Other significant assumptions include revenue, gross profit, operating expenses and anticipated capital expenditures which are based on the historical operations of the acquiree along with management’s projections. These valuations are closely linked to the assumptions made by management regarding future performance of the assets acquired and any changes in the discount rate applied.
Contingent consideration payable as a result of a business combination is recorded at fair value at the date of acquisition. The fair value of contingent consideration is subject to significant judgments and estimates, such as projected future revenue. See Note 4 — Acquisitions for further detail.
Share-based compensation - Stock options
The Company uses the Black-Scholes valuation model to determine the fair value of stock options granted to employees and directors under share-based awards, where appropriate. In instances where stock options or units have performance or market conditions, the Company utilizes the Monte Carlo valuation model to simulate the various outcomes that affect the value of the stock option or units. In estimating fair value, management is required to make certain significant assumptions and estimates such as the expected life of stock options or units, volatility of the Company’s future share price, risk-free rates and future dividend yields. Changes in assumptions used to estimate fair value could result in materially different results. See Note 18 — Share-based compensation for further detail.
Goodwill impairment
Goodwill is not subject to amortization and is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired in accordance with ASC 350. In order to determine the amount, if any, the carrying value might be impaired, the Company performs the analysis on a reporting unit level using both an income and a market approach. Under the income approach, fair value is estimated on the present value of estimated cash flows (i.e. discounted cash flows). The market approach estimates fair value using comparable marketplace fair value data from within a comparable industry grouping. A number of factors, including historical results, business plans, forecasts and market data are used to determine the fair value of the Company’s reporting units. In addition, determining the composition of the Company’s reporting units require significant management judgment. Changes in the conditions for these judgments and estimates can significantly affect the estimated fair value of the reporting units and the implied fair value of goodwill. See Note 12 — Intangible assets, net and Goodwill for further detail.
Inventories, net
In measuring the value of its inventories, net at the end of the reporting period, the Company compares inventoried costs to estimated NRV. The NRV of inventories, net represents the estimated selling price for the Company’s goods in the ordinary course of business, less all estimated costs of completion and costs necessary to sell. The determination of NRV requires significant judgment, including consideration of factors such as shrinkage, the aging of and future demand for inventory, expected future selling prices and contractual arrangements with customers. Reserves for excess and obsolete inventory are also based upon quantities on hand and projected volumes from demand forecasts. Developing these

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(in thousands, except for gram, share and per share amounts)
estimates require significant management judgment and are made at a point in time, using available information, expected business plans and expected market conditions. The future realization of these inventories may be affected by market-driven changes that reduce future selling prices. As a result, the actual amount received from sale of inventories, net could differ from estimates. See Note 8 — Inventories, net for further detail.
Income taxes
The Company records tax benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting date. There is inherent uncertainty in quantifying income tax positions, especially considering the complex tax laws and regulations for federal, state and foreign jurisdictions in which the Company operates. The Company has recorded tax benefits for those tax positions where it is more likely than not that a tax benefit will result upon ultimate settlement with the relevant tax authority that has all relevant information.
Assets and liabilities held for sale
The Company classifies assets held for sale in accordance with ASC 205, Presentation of Financial Statements (“ASC 205”). When the Company makes the decision to sell an asset, disposal group or to cease operations for a portion of its business, the Company assesses whether such assets and related liabilities should be classified as held for sale. To be classified as held for sale, the asset or disposal group must meet all of the following conditions at the end of the reporting period:
i.available for immediate sale in its present condition;
ii.management is committed to a plan to sell;
iii.an active program to locate a buyer and complete the plan has been initiated;
iv.the asset or disposal group is being actively marketed at a sales price that is reasonable in relation to its fair value;
v.the sale is highly probable within one year from the date of classification and
vi.actions required to complete the plan indicate that it is unlikely that the plan will be significantly changed or withdrawn.
An asset held for sale is measured at the lower of its carrying amount or fair value less cost to sell unless the asset held for sale meets the exceptions as prescribed by ASC 205. Fair value is the amount obtainable from the sale of the asset in an arm’s length transaction, less the costs of disposal. See Note 5 — Assets and liabilities held for sale for further detail.
Discontinued Operations
The Company classifies held for sale assets and liabilities as discontinued operations in accordance with ASC 205. A disposal of a component of an entity or group of components of an entity shall be reported in discontinued operations if the disposal represents a strategic shift that has, or will have, a major effect on an entity’s operations and financial results and meets the criteria for assets held for sale, is already disposed of by sale, or is disposed of other than by sale (i.e. via abandonment, distribution to owners in a spin off, etc.). The held for sale classification criteria is presented above under ‘Assets and liabilities held for sale’.
When the Company makes the decision to sell an asset or disposal group, management makes significant assumptions in its evaluation of whether the asset or disposal group can be classified as discontinued operations and/or held for sale. See Note 6 — Discontinued operations for further detail.
New, amended and future accounting pronouncements
The Company has implemented all applicable accounting standards recently issued by the Financial Accounting Standards Board (“FASB”), as well as applicable pronouncements from certain other standard-setting bodies, within the prescribed effective dates. Pronouncements that are not applicable or where it has been determined do not have a significant impact to the Company have been excluded herein.
Recently Issued Accounting Standards
In August 2023, the FASB issued ASU 2023-05, Business Combinations— Joint Venture Formations (“ASU 2023-05”). ASU 2023-05, among other things, (1) defines a joint venture as the formation of a new entity without an accounting

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(in thousands, except for gram, share and per share amounts)
acquirer and (2) requires that a joint venture measure its identifiable net assets and goodwill, if any, at the formation date, such that the initial measurement of a joint venture’s total net assets is equal to the fair value of 100% of the joint venture’s equity, including any noncontrolling interest in the net assets of the joint venture. ASU 2023-05 is effective for all joint ventures with a formation date on or after January 1, 2025. Early adoption is permitted. The Company is currently evaluating the potential impact of the adoption of this standard on the Company and its consolidated financial statements upon adoption.
In October 2023, the FASB issued ASU 2023-06, Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative (“ASU 2023-06”). ASU 2023-06 incorporates certain SEC disclosure requirements into the FASB Codification. The amendments in ASU 2023-06 are expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the requirements and align the requirements in the FASB Codification with the SEC’s regulations. ASU 2023-06 is effective, for all other entities, two years after the effective date of the SEC’s removal of the related disclosure requirement from Regulation S-X or Regulation S-K. Early adoption is prohibited. The Company does not anticipate ASU 2023-06 will impact its consolidated financial statements upon adoption.
In November 2023, the FASB issued ASU 2023-07, Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 is intended to improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for public entities for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the potential impact of the adoption of this standard on the Company and its consolidated financial statements upon adoption.
In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09, among other things, requires that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income [or loss] by the applicable statutory income tax rate). ASU 2023-09 is effective for all other entities for annual periods beginning after December 15, 2025. Early adoption is permitted. The Company is currently evaluating the potential impact of the adoption of this standard on the Company and its consolidated financial statements upon adoption.
Global Minimum Tax Rules - Pillar Two
Numerous foreign jurisdictions have enacted or are in the process of enacting legislation to adopt a minimum effective tax rate described in the Global Anti-Base Erosion, or Pillar Two, model rules issued by the Organization for Economic Co-operation and Development (“OECD”). Under such rules, a minimum effective tax rate of 15% would apply to multinational companies with consolidated revenue above €750 million.
The Company is currently evaluating the potential impact of the Pillar Two global minimum tax proposals on its consolidated financial statements upon enactment.
Note 4 — Acquisitions
Goodwill arising from acquisitions consists largely of the synergies and economies of scale expected from combining the operations of the businesses, providing the opportunity to expand the Company’s products into new markets, as well as other intangibles that do not qualify for separate recognition. These synergies include the elimination of redundant facilities and functions and the use of the Company’s existing commercial infrastructure to expand sales. None of the resultant goodwill from the following acquisitions are expected to be deductible for income tax purposes.
2024 Acquisitions
Northern Green Canada, Inc.
On April 19, 2024, the Company completed the acquisition of all issued and outstanding shares of Northern Green Canada, Inc. (“NGC”) for total consideration of approximately $23.8 million, paid in cash and equity consideration. NGC is a vertically integrated Canadian licensed cannabis producer and distributor focused primarily on expanding in the

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(in thousands, except for gram, share and per share amounts)
international market through its EU-GMP certified product offering. The acquisition of NGC will equip the Company with a secure and consistent supply of high quality, non-irradiated indoor EU-GMP flower supply, which the Company considers essential to maintaining a leading position in Germany, the U.K. and Poland as well as supporting expansion into new international markets.
The Company accounted for its acquisition of NGC as a business combination.
The following table presents the fair value of the assets acquired and liabilities assumed in the acquisition of NGC as of the acquisition date and an allocation of the consideration to net assets acquired:

Cash	$146
Accounts receivable, net	2,487
Prepaid expenses and other current assets	398
Inventories, net	2,746
Property, plant and equipment, net	11,512
Right-of-use assets	2,842
Licenses	15,387
Trade name	201
Goodwill	5,207
Deferred tax liabilities	(4,131)
Liabilities assumed	(13,022)
Net assets acquired	$23,773

Consideration paid in cash, net of working capital adjustments	$2,368
Equity consideration	15,053
Contingent consideration classified as a liability	6,352
Total consideration	$23,773

Cash outflow, net of cash acquired	$2,222

The fair value of the consideration, paid through the issuance of SVS, was based on a third-party valuation that took into account transfer restrictions and the time value of money. The acquisition remains subject to measurement period adjustments, and the Company is in the process of finalizing purchase price accounting.

The Company calculated, on a pro forma basis, the combined results of the acquired entity as if the acquisition had occurred as of January 1, 2024. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2024, or of the future consolidated operating results. For the NGC acquisition, total unaudited pro forma revenue and net income for the six months ended June 30, 2024 was $9.9 million and $0.1 million, respectively.

Revenue and net income from the acquisition included in the Condensed Interim Consolidated Statements of Operations (Unaudited) for the quarter ended June 30, 2024, was $5.7 million and $1.3 million, respectively.
Can4Med S.A.
On February 2, 2024, the Company completed the acquisition of all issued and outstanding shares of Can4Med S.A. (“Can4Med”) for total consideration of €1.5 million, which consisted of equal parts cash consideration and equity consideration. Additionally, the transaction included deferred consideration based on Can4Med’s future performance. Can4Med is the first medical cannabis-specialized wholesaler in Poland, specializing in acquisition, registration and distribution of medical cannabis and products containing THC and other cannabinoids in Poland. The acquisition of Can4Med increased the Company’s international footprint.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(in thousands, except for gram, share and per share amounts)
The Company accounted for its acquisition of Can4Med as a business combination.
The following table presents the fair value of the assets acquired and liabilities assumed in the acquisition of Can4Med as of the acquisition date and an allocation of the consideration to net assets acquired:

Cash	$48
Accounts receivable, net	414
Prepaid expenses and other current assets	2
Inventories, net	661
Property, plant and equipment, net	14
Licenses	2,063
Trade name	97
Non-compete agreements	32
Goodwill	931
Deferred tax liabilities	(548)
Liabilities assumed	(891)
Net assets acquired	$2,823

Consideration paid in cash, net of working capital adjustments	$832
Equity consideration	773
Deferred consideration classified as a liability	1,218
Total consideration	$2,823

Cash outflow, net of cash acquired	$784
The fair value of the consideration, paid through the issuance of SVS, was based on a third-party valuation that took into account the time value of money. The acquisition remains subject to measurement period adjustments, and the Company is in the process of finalizing purchase price accounting.
The Company calculated, on a pro forma basis, the combined results of the acquired entity as if the acquisition had occurred as of January 1, 2024. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2024, or of the future consolidated operating results. For the Can4Med acquisition, total unaudited pro forma revenue and net income for the six months ended June 30, 2024 was $2.0 million and $0.4 million, respectively.
Revenue and net income from the acquisition included in the Condensed Interim Consolidated Statements of Operations (Unaudited) for the three and six months ended June 30, 2024, was $1.7 million and $0.3 million, respectively.

Dark Heart
On January 17, 2024, Curaleaf DH, Inc., a subsidiary of the Company, acquired Half Moon Nursery, Inc. and all assets of Dark Heart Nursery from Grace & Co. via forgiveness of a $7.0 million promissory note, plus interest and cash consideration of $1.7 million. The acquisition provides the Company with the opportunity to continue expanding its domestic and international operations, as assets consisted of proprietary cannabis genetics and know-how (including all equipment and lease rights associated with Dark Heart Nursery’s laboratory); the strains from which will be distributed to the Company’s various other cultivation facilities, both domestic and international.
The Company accounted for its acquisition of Dark Heart as an asset acquisition.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(in thousands, except for gram, share and per share amounts)
2023 Acquisitions
Deseret Wellness, LLC
On April 6, 2023 the Company completed the acquisition of Deseret Wellness (“Deseret”), the largest cannabis retail operator in Utah, with consideration consisting of cash and stock. The Deseret acquisition includes three retail dispensaries located in the cities of Park City, Provo and Payson. The Deseret acquisition immediately strengthened the Company’s retail footprint in Utah, providing the state's medical patients with a wide variety of quality products including cannabis flower, vape cartridges, edibles and concentrates. The Deseret acquisition was accounted for as a business combination.
The following table presents the fair value of the assets acquired and liabilities assumed in the acquisition of Deseret as of the acquisition date and an allocation of the consideration to net assets acquired:

Cash	$1,360
Prepaid expenses and other current assets	137
Inventories, net	807
Property, plant and equipment, net	1,692
Right-of-use assets	406
Other assets	57
Licenses	10,620
Trade name	890
Non-compete agreements	230
Goodwill	7,002
Deferred tax liabilities	(3,339)
Liabilities assumed	(5,242)
Net assets acquired	$14,620

Consideration paid in cash	$2,067
Deferred consideration classified as a liability	12,553
Total consideration	$14,620

Cash outflow, net of cash acquired	$707
The fair value of the consideration, paid through the issuance of SVS, was based on a third-party valuation that took into account transfer restrictions and the time value of money. The Company incurred and expensed $0.3 million of transaction costs related to the acquisition of Deseret. Subsequent to the acquisition date, the Company recorded a measurement period adjustment to the purchase price allocation to remove the impact of inventory purchased by Deseret from Tryke (as defined herein) prior to being acquired by the Company. The measurement period adjustment reduced inventory and increased goodwill in the amount of $0.2 million.
Contingent consideration
Contingent consideration recorded relates to the Company’s business combinations and asset acquisitions. As discussed in Note 3 — Significant accounting policies, contingent consideration payable is subject to significant judgment and estimates, such as projected future revenue. Refer to Note 27 — Fair value measurements and financial risk management for further discussion surrounding the inputs utilized in the fair value of contingent consideration.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(in thousands, except for gram, share and per share amounts)
The changes in the contingent consideration liability as of June 30, 2024 and December 31, 2023 are as follows:

	HMS	EMMAC	Sapphire	Four20	Tryke	NGC	Total
Carrying amount, December 31, 2022	$1,854	$10,361	$3,895	$4,690	$8,310	$—	$29,110
Payments of contingent consideration	(1,854)	(4,529)	(4,112)	(3,414)	—	—	(13,909)
Revaluation of contingent consideration	—	(1,729)	—	1,163	989	—	423
Difference in exchange	—	621	217	163	—	—	1,001
Carrying amount, December 31, 2023	—	4,724	—	2,602	9,299	—	16,625
Contingent consideration recognized on acquisition	—	—	—	—	—	6,352	6,352
Issuance of shares as settlement of contingent consideration	—	—	—	—	(9,299)	—	(9,299)
Revaluation of contingent consideration	—	(1,182)	—	791	—	—	(391)
Difference in exchange	—	(38)	—	(79)	—	—	(117)
Carrying amount, June 30, 2024	—	3,504	—	3,314	—	6,352	13,170
Less: Contingent consideration liability - current	—	—	—	(3,314)	—	(6,352)	(9,666)
Contingent consideration liability - net of current	$—	$3,504	$—	$—	$—	$—	$3,504
Deferred consideration
The changes in the deferred consideration liability as of June 30, 2024 and December 31, 2023 are as follows:

	Deseret	Tryke	NRPC	Can4Med	Total
Carrying amount, December 31, 2022	$—	$59,300	$2,000	$—	$61,300
Deferred consideration recognized on acquisition	12,553	—	—	—	12,553
Interest expense on deferred consideration	—	9,710	—	—	9,710
Change in fair value on deferred consideration paid	(2,637)	—	—	—	(2,637)
Payments of deferred consideration	(9,916)	(27,358)	—	—	(37,274)
Carrying amount, December 31, 2023	—	41,652	2,000	—	43,652
Deferred consideration recognized on acquisition	—	—	—	1,218	1,218
Interest expense on deferred consideration	—	3,386	—	93	3,479
Reversal of interest expense on deferred consideration	—	(11)	—	—	(11)
Carrying amount, June 30, 2024	—	45,027	2,000	1,311	48,338
Less: Deferred consideration liability - current	—	24,098	—	1,311	25,409
Deferred consideration liability - net of current	$—	$20,929	$2,000	$—	$22,929

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(in thousands, except for gram, share and per share amounts)
Note 5 — Assets and liabilities held for sale
The changes in assets and liabilities held for sale are as follows from December 31, 2023 to June 30, 2024 and from December 31, 2022 to December 31, 2023:

Assets held for sale	Discontinued Operations	Held for Sale Entities	Total
Balance at December 31, 2022	$75,177	$105,275	$180,452
Transferred in/(out)	(61,961)	(100,696)	(162,657)
Balance at December 31, 2023	13,216	4,579	17,795
Transferred in/(out)	(4,771)	(3,916)	(8,687)
Balance at June 30, 2024	$8,445	$663	$9,108

Liabilities associated with assets held for sale	Discontinued Operations	Held for Sale Entities	Total
Balance at December 31, 2022	$19,214	$17,315	$36,529
Transferred in/(out)	(10,927)	(16,429)	(27,356)
Balance at December 31, 2023	8,287	886	9,173
Transferred in/(out)	(5,912)	(261)	(6,173)
Balance at June 30, 2024	$2,375	$625	$3,000
The following table summarizes the major classes of assets and liabilities classified as held for sale (excluding discontinued operations) as of June 30, 2024 and December 31, 2023:

	June 30, 2024	December 31, 2023
Assets
Inventories, net	$—	$509
Total current assets	—	509
Property, plant and equipment, net	663	4,002
Right-of-use assets, finance lease, net	—	68
Total non-current assets	663	4,070
Total assets	$663	$4,579

Liabilities
Lease liability, finance lease	$—	$84
Lease liability, operating lease	400	368
Total current liabilities	400	452
Lease liability, operating lease	225	434
Total non-current liabilities	225	434
Total liabilities	$625	$886
Former Grassroots Entities
Grassroots: Illinois Assets
In the quarter ended June 2023, the Company terminated the marketing of the Company’s Illinois assets (the “Illinois Assets”) and reclassified these assets from held for sale to held and used, as a result of the breach of contract, effective February 25, 2022, by Parallel Illinois, LLC (“Parallel”), with whom the Company had signed definitive agreements on April 1, 2021 to sell the Illinois Assets. In September 2023, the Company and Parallel entered into a Confidential Settlement Agreement to settle the dispute in full (the “Parallel Settlement Agreement”). Under the Parallel Settlement

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(in thousands, except for gram, share and per share amounts)
Agreement, the Company received $0.5 million and Parallel formally released its claims against the Plaintiffs, including with respect to any claim for return of the $10 million deposit paid by Parallel to the Company at the time the definitive agreements were signed. For further details, see Note 5 — Assets and liabilities held for sale of the Audited Financial Statements.
Phytoscience Management Group, Inc.
In November 2023, the Company signed a definitive agreement to sell 100% of the outstanding capital stock of Phytoscience Management Group, Inc. to Zenbarn Ventures, Inc. (“Zenbarn”) for cash consideration of $2.8 million, subject to working capital adjustments. In connection with the sale, the Company also signed an interim management services agreement with Zenbarn to provide certain administrative and operational support services. The sale, which remains contingent on regulatory approval, is expected to be completed by the quarter ending September 30, 2024.
North Shore Assets
On January 5, 2024, the Company signed a definitive purchase agreement to sell the Company’s rights and interests to certain assets of Curaleaf North Shore, Inc. f/k/a Alternative Therapies Group, Inc. to MassGrow, LLC for cash consideration of $2.8 million. Upon execution of the agreement, the Company received cash consideration of $1.5 million and remaining consideration will be paid in October 2024. The sale, which remains contingent on regulatory approval, is expected to be completed in the quarter ending December 31, 2024, subject to certain extensions.
Acres Assets
On February 23, 2024, the Company signed a real estate purchase agreement to sell the property and equipment of Acres Cultivation LLC and Acres Dispensary LLC for total consideration of $3.2 million, which consists of cash consideration of $1.0 million and the issuance of a secured note with a principal amount of $2.2 million. The secured note earns interest at 8% per annum and matures February 2027. In connection with the real estate purchase agreement, the Company signed a membership interest purchase agreement for $0.2 million, which remains subject to regulatory approval and is expected to be completed by the quarter ending March 31, 2025. The Company recorded a gain on sale of $0.4 million for the six months ended June 30, 2024.
Sale of Rokshaw Limited’s noncannabis operation
On April 29, 2024, the Company closed on the sale of Rokshaw Limited’s noncannabis operation to Thistle Pharma Limited. The total proceeds received in the sale included cash consideration of £3.3 million consisting of £0.5 million paid upon signing of the definitive agreement, £1.8 million paid at the date of close and £0.5 million payable on the first and second anniversary of the closing date. The Company recorded a gain on sale of £1.8 million for the six months ended June 30, 2024.
Note 6 — Discontinued operations
On January 26, 2023, the Company announced a plan to discontinue operations in unprofitable business components with unfavorable regulatory environments, which represents a strategic shift that will have a major effect on the Company’s operations and financial results. As a result of this plan, the Company reported California, Oregon, Colorado, Michigan, Kentucky CBD and its adult use operations in Maine (“Adult-Use Maine”) as discontinued operations for the year ended December 31, 2023. These discontinued operations are components of the Company’s Domestic reportable segment.
The planned closure of these business components met the held for sale and discontinued operations criteria under ASC 205 during the quarter ended June 30, 2024; therefore, the Company has separately classified the financial results of these

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(in thousands, except for gram, share and per share amounts)
business components as Net loss from discontinued operations on the Condensed Interim Consolidated Statements of Operations (Unaudited).
California

As of December 31, 2023, the Company had completed the disposition of its operations in California.
Colorado
On June 2, 2023, the Company signed a definitive real estate agreement to sell commercial property of Focused Investment Partners, LLC, located in Pueblo CO, for cash consideration of $0.4 million. The transaction closed on June 26, 2023.
On June 7, 2023, the Company signed a definitive real estate agreement to sell two commercial properties of GG Real Estate, LLC, located in Pueblo, CO, to Appleland, LLC for cash consideration of $0.5 million. The transaction closed on July 13, 2023.
On June 26, 2023, the Company signed a definitive purchase and sale agreement to sell its rights to the property of Los Suenos Farms, LLC, located in Avondale, Colorado, to Mammoth Cassa JV, LLC for cash consideration of $1.5 million. The transaction closed on June 26, 2023.
Kentucky
In the third quarter of 2023, the Company ceased all of its operations in Kentucky related to the manufacturing and wholesale distribution of CBD products, and classified its Kentucky business component as discontinued operations in the Annual Financial Statements. Upon this classification, the Company recognized a loss of $7.2 million on the impairment of its leased facility in Lexington, Kentucky and associated leasehold improvements and fixed assets (the “Kentucky Facility”). All equipment specific to the Company’s CBD operations in Kentucky was sold or disposed as of March 31, 2024.

In the first quarter of 2024, the Company made the strategic decision to introduce a new line of hemp-derived THC products via an online direct-to-consumer marketplace and to repurpose its Kentucky Facility for the production of said THC products. Accordingly, the Company ceased marketing the Kentucky Facility and remeasured the right-of-use asset and leasehold improvements at the lower of their carrying amount before being classified as held-for-sale and the fair value of the asset upon being reclassified to held-and-used. The Company recognized a gain of $3.9 million on the re-recognition of the Kentucky Facility.
Adult-Use Maine
The Company signed a definitive agreement to sell its rights to the assets of Curaleaf Maine Adult Use, Inc. to Dirigo Naturals, LLC (“Dirigo”) in November 2023. The purchase agreement includes a note receivable of $0.1 million and the assumption of select liabilities. In connection with the sale, the Company also signed an interim management services agreement with Dirigo to operate the business on behalf of the Company. The transaction was consummated on June 28, 2024.
Oregon
The Company signed an asset purchase agreement, effective July 1, 2023, for the sale of its operations in Oregon to Hotbox Farms, LLC, which closed on March 1, 2024. The purchase agreement included cash consideration of $2.0 million, adjusted for working capital provisions. The Company recorded a gain on sale of $0.4 million and $0.6 million for the three and six months ended June 30, 2024, respectively.

Michigan

On February 1, 2024, the Company assigned its lease in Kalamazoo to Hodai Kalamazoo, LLC. As of the date of the lease assignment, the Company sold all property, plant, and equipment and discontinued all operations at this location. During the six months ended June 30, 2024, the Company recorded a gain on disposal of $0.6 million.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(in thousands, except for gram, share and per share amounts)
On March 1, 2024, the Company assigned its lease in Ann Arbor to Hodai Ann Arbor, LLC. As of the date of the lease assignment, the Company sold all property, plant, and equipment and discontinued all operations at this location. There was no gain or loss as a result of this lease assignment.
The following table summarizes the major classes of assets and liabilities of the Company’s discontinued operations were as of June 30, 2024 and December 31, 2023:

	June 30, 2024	December 31, 2023
Assets
Accounts receivable, net of allowance for credit losses	$—	$4,356
Prepaid expenses and other current assets	58	53
Total current assets	58	4,409
Deferred tax asset	8,199	8,514
Property, plant and equipment, net	188	293
Total non-current assets	8,387	8,807
Total assets	$8,445	$13,216

Liabilities
Accounts payable	$—	$665
Accrued expenses	1,261	4,670
Lease liabilities, finance - current	31	28
Lease liabilities, operating - current	251	689
Notes payable - current	26	72
Total current liabilities	1,569	6,124
Notes payable - net of current	16	56
Lease liabilities, finance - net of current	268	285
Lease liabilities, operating - net of current	523	1,822
Total non-current liabilities	807	2,163
Total liabilities	$2,376	$8,287
The following table summarizes the Company’s discontinued operations were as follows:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Total revenues, net	$29	$4,983	$775	$16,196
Cost of goods sold	(75)	10,449	414	26,851
Gross income (loss)	104	(5,466)	361	(10,655)
Other operating expenses	(183)	2,306	1,520	6,178
Income (loss) from operations	287	(7,772)	(1,159)	(16,833)
Total other expense, net	(29)	(1,841)	985	(6,680)
Income (loss) from discontinued operations before provision for income taxes	258	(9,613)	(174)	(23,513)
Provision for income taxes	(1,535)	1,709	(536)	3,021
Net loss from discontinued operations	$(1,277)	$(7,904)	$(710)	$(20,492)

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(in thousands, except for gram, share and per share amounts)
Note 7 — Accounts receivable, net
Accounts receivable, net consist of the following as of June 30, 2024 and December 31, 2023:

	June 30, 2024	December 31, 2023
Trade accounts receivable	$70,408	$59,998
Other receivables	4,735	2,379
Total trade accounts and other receivables	75,143	62,377
Less: allowance for credit losses	(6,760)	(6,717)
Accounts receivable, net	$68,383	$55,660
Changes in the Company’s allowance for credit losses were as follows:

Allowance for credit losses as of January 1, 2024	$(6,717)
Provision	(1,387)
Charge-offs and recoveries	1,344
Allowance for credit losses as of June 30, 2024	$(6,760)

Allowance for credit losses as of January 1, 2023	$(4,042)
Provision	(7,541)
Charge-offs and recoveries	4,866
Allowance for credit losses as of December 31, 2023	$(6,717)
Note 8 — Inventories, net
Inventories consist of the following as of June 30, 2024 and December 31, 2023:

	June 30, 2024	December 31, 2023
Raw materials:
Cannabis	$47,278	$30,054
Non-Cannabis	21,135	22,064
Total raw materials	68,413	52,118

Work-in-process	61,566	72,988
Finished goods	98,628	90,807
Inventories, net	$228,607	$215,913
As of June 30, 2024 and December 31, 2023, the Company recorded an inventory reserve balance of $12.7 million and $12.0 million, respectively, within Inventories, net on the Condensed Interim Consolidated Balance Sheets (Unaudited).
During the three and six months ended June 30, 2024, the Company recorded inventory write downs totaling $2.4 million within Cost of goods sold on the Condensed Interim Consolidated Statements of Operations (Unaudited), related to aged, obsolete or unsellable inventories, inventories that did not meet the Company’s quality standards and inventories whose carrying value exceeded the estimated NRV.
During the three and six months ended June 30, 2023, the Company recorded inventory write downs totaling $2.3 million and $4.2 million, respectively, within Cost of goods sold on the Condensed Interim Consolidated Statements of Operations (Unaudited), related to aged, obsolete or unsellable inventories, inventories that did not meet the Company’s quality standards and inventories whose carrying value exceeded the estimated NRV.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(in thousands, except for gram, share and per share amounts)
Note 9 — Notes receivable
Note receivable consists of the following as of June 30, 2024 and December 31, 2023:

	June 30, 2024	December 31, 2023
Current portion of notes receivable	$823	$7,020
Long-term note receivable	2,200	—
Total notes receivable	$3,023	$7,020
In connection with the Company’s acquisition of all assets of Grace & Co. (dba Dark Heart Nursery), the Company issued a $7.0 million interest bearing promissory note to the seller on October 27, 2023. On January 17, 2024, Curaleaf DH, Inc., a subsidiary of the Company, acquired all assets of Grace & Co. (dba Dark Heart Nursery) via forgiveness of $7.0 million promissory note, plus interest and cash consideration of $1.7 million.
On January 1, 2024, Four20 converted €0.8 million of overdue accounts receivable of its customer, Canymed GmbH (“Canymed”), into a note receivable in the amount of €0.8 million. The note assures collectability of the overdue accounts receivable outstanding and is secured by collateral of assets in an amount equal to the outstanding balance. The note is inclusive of interest of 8% and was payable as a lump sum on July 31, 2024. Canymed can elect to make prepayments, in minimum installments of €0.1 million.
On February 23, 2024, the Company signed a real estate purchase agreement to sell the property and equipment of Acres Cultivation LLC and Acres Dispensary LLC for total consideration of $3.2 million, which consists of cash consideration of $1.0 million and the issuance of a secured note with a principal amount of $2.2 million. The note is secured by the property and equipment acquired by the borrower. The secured note earns interest at 8% per annum and matures in February 2027.
In connection with the sale of Curaleaf Maine Adult Use, Inc., the Company issued a promissory note in the principal amount of $0.1 million (the “Maine Promissory Note”). The principal balance and accrued interest are payable in ten equal monthly installments. The first payment was due on the closing date and subsequent payments due each month thereafter until paid in full. The note earns interest at 5.17% and matures in March 2025. See Note 6 — Discontinued operations for further information on sale.
Information about the Company’s exposure to credit and market risks and impairment losses for notes receivable is included in Note 27 — Fair value measurements and financial risk management.
Note 10 — Property, plant and equipment, net
Property, plant and equipment, net consist of the following as of June 30, 2024 and December 31, 2023:

	June 30, 2024	December 31, 2023
Land	$7,826	$8,026
Building and improvements	528,857	514,777
Furniture and fixtures	188,284	168,846
Information technology	22,763	20,113
Construction in progress	63,315	43,704
Total property, plant and equipment	811,045	755,466
Less: Accumulated depreciation	(223,299)	(183,839)
Property, plant and equipment, net	$587,746	$571,627
Assets included in construction in progress represent projects related to both cultivation and dispensary facilities not yet completed or otherwise not ready for use.
Depreciation expense totaled $20.7 million and $40.5 million for the three and six months ended June 30, 2024, respectively, which includes $13.1 million and $25.6 million, respectively, recognized within Cost of goods sold, and

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(in thousands, except for gram, share and per share amounts)
$7.6 million and $15.0 million, recognized within Operating expenses in the Condensed Interim Consolidated Statements of Operations (Unaudited) for the three and six months ended June 30, 2024, respectively.
Depreciation expense totaled $18.6 million and $35.1 million for the three and six months ended June 30, 2023, respectively, which includes $12.8 million and $24.6 million, respectively, recognized within Cost of goods sold, and $5.8 million and $10.5 million, respectively, recognized within Operating expenses in the Condensed Interim Consolidated Statements of Operations (Unaudited) for the three and six months ended June 30, 2023, respectively.
Asset Specific Impairment
In the first quarter of 2024, the Company made the strategic decision to introduce a new line of hemp-derived THC products via an online direct-to-consumer marketplace and to repurpose its Kentucky Facility for the production of said THC products. Accordingly, the Company ceased marketing the Kentucky Facility and remeasured the right-of-use asset and leasehold improvements at the lower of their carrying amount before being classified as held-for-sale and the fair value of the asset upon being reclassified to held-and-used. See Note 6 — Discontinued operations for further discussion.
Note 11 — Leases
The Company leases real estate used for dispensaries, cultivation facilities, production plants and corporate offices. Lease ROU assets and liabilities are recognized based on the present value of future minimum lease payments over the lease term at commencement date. Some of the Company’s leases contain cancellation options and/or renewal options in the event the Company is unable to obtain regulatory approval and permitting for a selected site, as well as other contingencies. In general, neither cancellation nor renewal options are recognized as part of the Company’s measurement of its ROU assets and lease liabilities, until the option period has expired without exercise or until the Company is reasonably certain it will not exercise the option. The Company utilizes its incremental borrowing rate to calculate the present value of contractual lease payments, because the interest rates implicit in the Company’s lease arrangements are not readily determinable.
Certain real estate leases require payment for taxes, insurance, maintenance and other common area charges. These variable expenses are considered non-lease components. These variable payments are excluded from the measurements of the Company’s ROU assets and lease liabilities and are expensed as incurred. The Company accounts for its real estate leases and related fixed non-lease components together as a single component.
Certain of the Company’s real estate leases typically include extension options for a period ranging from one to 10 years. Some dispensary and office space leases include extension options exercisable up to one year before the end of the initial cancellable lease term. Typically, renewal options are for an additional period of five years after the end of the initial lease term, the exercise of which is at the Company’s discretion. Lease payments are in-substance fixed, and certain real estate leases include annual escalation clauses with reference to an index or contractual rate.
Leases with an initial term of 12 months or less (“short-term”) and leases of machinery and equipment that are of low-value are not recorded on the Condensed Interim Consolidated Balance Sheets (Unaudited). The Company’s expenses related to its short-term and low-value leases were immaterial during the three and six months ended June 30, 2024 and 2023.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(in thousands, except for gram, share and per share amounts)
The components of the Company’s lease costs including sale leaseback arrangements, recognized in the Condensed Interim Consolidated Statements of Operations (Unaudited) for the three and six months ended June 30, 2024 and June 30, 2023 are as follows:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Finance lease cost:
Amortization of ROU assets	$3,863	$3,817	$7,747	$7,636
Interest on finance lease liabilities	4,377	4,591	8,808	9,187
Total finance lease cost	$8,240	$8,408	$16,555	$16,823

Sale leaseback financial obligations:
Interest on financial obligations	$5,951	$6,069	$11,936	$12,140
Depreciation on assets associated with sale leaseback financial obligations	4,361	4,522	8,756	9,122
Total financial obligation cost	$10,312	$10,591	$20,692	$21,262

Operating lease expense	$7,777	$7,130	$15,293	$14,166

Total lease costs(1)	$26,329	$26,129	$52,540	$52,251
(1)Excludes expenses for short-term lease and low-value leases due to immateriality of the amounts therein.
ROU assets and lease liabilities as of June 30, 2024 and December 31, 2023 consist of the following:

	June 30, 2024		December 31, 2023
	Operating leases	Finance leases	Operating leases	Finance leases
Lease assets and liabilities:
Right-of-use assets	$164,422	$182,783	$158,547	$183,820
Accumulated amortization	(46,428)	(48,350)	(40,112)	(40,617)
Right-of-use assets, net	$117,994	$134,433	$118,435	$143,203

Lease liabilities - current	$16,856	$10,155	$15,993	$9,428
Lease liabilities - net of current	109,850	154,694	110,398	159,961
Total lease liabilities	$126,706	$164,849	$126,391	$169,389
Financed property and equipment, net of accumulated depreciation, and Financial obligations as of June 30, 2024 and December 31, 2023 are as follows:

	June 30, 2024	December 31, 2023
Financed property and equipment:
Financed property and equipment, net of accumulated depreciation of $54.8 million and $46.0 million, respectively	$167,813	$176,569

Financial obligation:
Financial obligation - current	6,459	5,777
Financial obligation - net of current	205,468	208,895
Total financial obligation	$211,927	$214,672

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(in thousands, except for gram, share and per share amounts)
In June 2022, the Company entered into three sale and leaseback transactions for building improvements and equipment at cultivation and processing sites in Florida, Illinois and Pennsylvania, all of which resulted in the Company retaining control of the leased assets. The Company recognized these assets, with a net book value of $48.7 million, as financed property and equipment within Property, plant and equipment, net on the Condensed Interim Consolidated Balance Sheets (Unaudited). The Company also recognized financial obligations for the sales proceeds totaling $50.1 million and deferred $1.4 million of gains, which is to being recognized over the respective terms of the financial obligations.
In August 2022, the Company exercised an option to purchase a leased cultivation site in Massachusetts. The Company sold the newly purchased building and improvements for $21.5 million and, simultaneously, entered into a 23-year sale and leaseback agreement for the sold assets. Since the Company maintained control of the building and improvements, these assets, with a net book value of $21.5 million, were recognized on the Condensed Interim Consolidated Balance Sheets (Unaudited) as financed property and equipment. The Company also recognized a financial obligation for the sale proceeds of $21.5 million.
In December 2022, the Company sold cultivation and processing equipment, with a net book value of $9.7 million, and leased it back under a four-year agreement. At the end of the four years, the Company has an option to purchase the equipment for one dollar, which it expects to exercise. The Company recognized these assets as financed property and equipment within Property, plant and equipment, net on the Condensed Interim Consolidated Balance Sheets (Unaudited). The Company also recognized a financial obligation for the sale proceeds of $9.7 million.
Cash flows associated with the Company’s operating and finance leases for the six months ended June 30, 2024 and 2023 are as follows:

	June 30, 2024	June 30, 2023
Operating cash flows from finance leases	$(8,808)	$(9,187)
Operating cash flows from operating leases	(14,870)	(13,527)
Operating cash flows from sale leaseback financial obligations	(11,936)	(12,140)
Financing cash flows from finance leases	(4,517)	(3,736)
Financing cash flows from sale leaseback financial obligations	(2,745)	(2,060)
Total cash flow from lease activities	$(42,876)	$(40,650)

	June 30, 2024	December 31, 2023
Weighted average remaining lease term (in years) - finance leases	9.6	10.1
Weighted average remaining lease term (in years) - operating leases	6.5	6.9
Weighted average discount rate - finance leases	10.7%	10.7%
Weighted average discount rate - operating leases	10.8%	10.5%
Maturities of the Company’s lease liabilities, under non-cancelable leases, as of June 30, 2024, are as follows:

Fiscal Year	Operating Leases	Finance Leases	Financial Obligations
2024 (six months remaining)	$14,938	$13,486	$14,821
2025	28,647	27,360	30,264
2026	27,374	27,706	31,078
2027	25,677	28,273	28,944
2028	23,877	27,722	29,764
2029 and thereafter	56,754	150,895	239,787
Total undiscounted remaining minimum lease payments	177,267	275,442	374,658
Less: imputed interest	(50,561)	(110,593)	(162,731)
Total discounted remaining minimum lease payments	$126,706	$164,849	$211,927

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(in thousands, except for gram, share and per share amounts)
Note 12 — Intangible assets, net and Goodwill
Intangible assets, net
Identifiable intangible assets consist of the following as of June 30, 2024 and December 31, 2023:

As of June 30, 2024	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Licenses and service agreements	$1,297,411	$(291,714)	$1,005,697
Trade names	167,094	(52,312)	114,782
Intellectual property and know-how	9,414	(579)	8,835
Non-compete agreements	31,719	(17,045)	14,674
Intangible assets, net	$1,505,638	$(361,650)	$1,143,988

As of December 31, 2023	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Licenses and service agreements	$1,279,705	$(248,083)	$1,031,622
Trade names	167,009	(41,998)	125,011
Non-compete agreements	31,716	(15,904)	15,812
Intangible assets, net	$1,478,430	$(305,985)	$1,172,445
The gross carrying amount of intangible assets increased by $27.2 million during the six months ended June 30, 2024. The increase in the gross carrying amount of intangible assets is primarily due to the Company’s acquisitions of Dark Heart and Can4Med in the first quarter of 2024, acquisition of NGC in the second quarter of 2024, as well as the Company’s entry into the adult use market in New York, which required an initial fee to obtain the associated adult use license.
Amortization of intangible assets was $27.7 million and $55.5 million for the three and six months ended June 30, 2024, respectively. Amortization of intangible assets was $30.2 million and $54.5 million for the three and six months ended June 30, 2023, respectively.
During the fourth quarter ended December 31, 2023, the Company determined that the estimated useful lives for the tradenames it acquired in the Tryke acquisition and in the EMMAC acquisition had shorter useful lives than were initially determined at the respective acquisition dates. A change in the estimated useful life of a long-lived asset is a change in accounting estimate to be accounted for prospectively. Accordingly, the Company accelerated the amortization of these two tradenames to reflect their revised remaining useful lives, which now end in fiscal year 2024.
The following table outlines the Company’s estimated annual amortization expense over the next five years related to its intangible assets as of June 30, 2024:

Year Ending December 31,	Estimated Amortization
2024 (six months remaining)	$52,758
2025	97,617
2026	97,082
2027	96,505
2028	93,115

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(in thousands, except for gram, share and per share amounts)
The Company’s remaining weighted average amortization period for its outstanding intangibles as of June 30, 2024 was 11.8 years. The following table outlines the remaining weighted average amortization period for each major class of intangible assets as of June 30, 2024:

Asset class:	Weighted Average Amortization (in years)
Licenses and service agreements	13.8
Trade names	8.1
Intellectual property and know-how	5.0
Non-compete agreements	5.1
Goodwill
The changes in the carrying amount of goodwill by segment and in total were as follows:

	Domestic	International	Total
Balance at December 31, 2022	$553,203	$71,926	$625,129
Purchase price adjustments (Note 4)	—	119	119
Change in Assets Held for Sale (Note 5)	41,678	—	41,678
Loss on Impairment	(50,702)	—	(50,702)
Acquisitions (Note 4)	7,002	—	7,002
Difference in exchange	—	$3,402	$3,402
Balance at December 31, 2023	$551,181	$75,447	$626,628
Acquisitions (Note 4)	—	6,138	6,138
Difference in exchange	—	(1,816)	(1,816)
Balance at June 30, 2024	$551,181	$79,769	$630,950
Purchase price adjustments relate to measurement period adjustments. See Note 4 — Acquisitions for further details.
Note 13 — Investments and other assets

Investments and other assets consist of the following as of June 30, 2024 and December 31, 2023:

	As of
	June 30, 2024	December 31, 2023
Security deposits(1)	$10,520	$10,523
Investments(2)	1,285	2,477
Other assets(3)	2,127	2,048
Total other assets	$13,932	$15,048

(1) Represents security deposits paid by the Company upon execution of certain of its real estate leases. See Note 11 — Leases for further details.
(2) In the third quarter of 2019, the Company entered into a Real Estate Contribution Agreement with a real estate investment trust (the “REIT”), receiving equity shares in the REIT as part of a sale and leaseback transaction. See Note 11 — Leases for further details.

(3) Represents receivables resulting from certain acquisitions of the Company.
Asset Specific Impairment
The Company remeasured the fair value of its external investment as of June 30, 2024 and determined that the carrying value of the investment was impaired due to sequential declines in the net realizable value of the investee. Accordingly, the Company recorded an impairment loss of $1.7 million for the three and six months ended June 30, 2024.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(in thousands, except for gram, share and per share amounts)
Note 14 — Accrued Expenses

Accrued expenses consist of the following as of June 30, 2024 and December 31, 2023:

	As of
	June 30, 2024	December 31, 2023
Accrued loyalty payable	$5,875	$5,327
Sales taxes payable	8,089	9,971
Excise taxes payable	2,832	3,414
Accrued payroll expenses	25,798	25,227
Interest payable	9,036	6,330
Deferred revenue	2,448	866
Accrued inventory expenses	7,398	8,002
Accrued marketing expenses	2,723	4,306
Accrued legal expenses	9,867	6,275
Property & other taxes payable	1,695	2,243
Other accrued expenses	31,981	29,350
Total accrued expenses	$107,742	$101,311
Note 15 — Notes payable
Notes payable consist of the following as of June 30, 2024 and December 31, 2023:

	June 30, 2024	December 31, 2023
Senior Secured Notes – 2026	$460,000	$475,000
Bloom Notes – 2024	29,106	47,500
Bloom Notes – 2025	60,000	60,000
Seller notes payable	5,970	6,567
Other notes payable	23,453	18,389
Less: Unamortized debt discount, debt premium and deferred financing fees	(15,263)	(19,689)
Notes payable, net of unamortized debt discount/premium and deferred financing fees	563,266	587,767
Less: Notes payable - current	(102,948)	(39,478)
Notes payable - net of current	$460,318	$548,289
Senior Secured Notes – 2026
In December 2021, the Company closed on a private placement of senior secured notes due 2026, for aggregate gross proceeds of $475 million (“Senior Secured Notes – 2026”). The note indenture dated December 15, 2021, governing the Senior Secured Notes – 2026 (the “Note Indenture”) enables the Company to issue additional senior secured notes on an ongoing basis as needed, subject to maintaining leverage ratios and complying with other terms and conditions of the Note Indenture. The principal restrictions on incurring indebtedness include the requirement that a fixed charge coverage ratio of 2.5:1 and consolidated debt to consolidated EBITDA ratio of 4:1 be maintained when taking into account the incurrence of additional debt. The issue of additional senior secured notes or other debt pari passu to the existing notes is permitted provided that the consolidated secured debt to consolidated EBITDA ratio of 3:1 is maintained when taking into account the incurrence of additional debt and certain other conditions are met. The Company and certain of its guarantor subsidiaries are required to grant a first lien security interest in their respective assets to the trustee appointed under the Note Indenture, including assets acquired after the issue of the Notes, subject to limited exceptions. Despite the first lien granted to the holders of the Notes, the Note Indenture permits the Company to grant a more senior lien to secure up to $200 million of additional financing from commercial banks, providing for revolving credit loans, provided that the interest rate applicable to such revolving credit loans shall be lower than the interest rate applicable to the Senior Secured Notes – 2026. As of June 30, 2024, the Company was in compliance with its debt covenants.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(in thousands, except for gram, share and per share amounts)
The Senior Secured Notes – 2026 bear interest on the unpaid principal amount at a rate of 8% per annum, compounded semi-annually and payable in arrears on June 15th and December 15th of each year during the term of the Senior Secured Notes – 2026; the first of which was paid on June 15, 2022.
The Senior Secured Notes – 2026 may be redeemed early but are subject to a prepayment premium dependent on the loan year. A maximum of 35% of the aggregate principal amount of senior secured notes issued under the Note Indenture (including any additional notes issued thereunder) may be redeemed with the net cash proceeds of one or more equity offerings that occurred within the prior 90 days. All or part of the outstanding Senior Secured Notes – 2026 may be redeemed between June 15, 2023 and June 14, 2024 with a premium of 4%; between June 15, 2024 and June 14, 2025, with a premium of 2%, or June 15, 2025, or after without a premium.
The Senior Secured Notes - 2026 bear an effective interest rate ranging from 8.25% to 14.77%. The Company recognized interest expense of $7.1 million and $17.7 million for the three and six months ended June 30, 2024, respectively. The Company recognized interest expense of $10.5 million and $20.9 million for the three and six months ended June 30, 2023, respectively.
In December 2023, in connection with the TSX Listing, the Note Indenture was amended pursuant to a second supplemental indenture dated December 12, 2023, in order to facilitate the implementation of the Reorganization. Copies of the Note Indenture and the second supplemental indenture are available on the Company’s SEDAR+ profile at www.sedarplus.ca and on its EDGAR profile at www.sec.gov/edgar.
Purchase of Senior Secured Notes - 2026 for Cancellation
In connection with the Company's overall strategy to reduce debt and interest, on April 30, 2024, in an arms-length transaction, the Company paid $14.3 million to purchase for cancellation Senior Secured Notes – 2026, that had a face value of $15.0 million. The Company also reduced accrued interest it had been accruing from December 15, 2023 through April 30, 2024 specific to the notes purchased for cancellation.
Bloom Notes
In connection with the Bloom acquisition, the Company issued three sets of secured promissory notes (collectively, the “Bloom Notes”) to the former Bloom owners in the aggregate of $160 million. The first set of secured promissory notes totaling $50 million matured in January 2023 (the “Bloom Note – 2023”) and bore interest at the rate of 6% per annum and interest payments were due quarterly. The second set of promissory notes totaling $50 million was due to mature in January 2024 (the “Bloom Note – 2024”) and bore interest at the rate of 6% per annum and interest payments were due quarterly.
The third set of promissory notes are convertible promissory notes with a principal amount totaling $60 million that mature in January 2025 (the “Bloom Note – 2025”) and bear interest at a rate of 4% per annum. Interest payments are not required until maturity, when all principal and accrued interest will be due. At the option of the sellers of Bloom, the third set of promissory notes may be paid by the Company issuing SVS at maturity.
There are no prepayment penalties on the Bloom Notes.
As part of a settlement agreement reached on March 21, 2023, between the Company and the former owners of Bloom, the parties to the settlement agreement agreed to reduce the future principal payments of the Bloom Note – 2023 and Bloom Note – 2024 by $10 million in the aggregate. The principal of the Bloom Note – 2023 was reduced by $6 million to $44 million, which equaled the total principal payments the Company had made towards the Bloom Note – 2023 as of April 2023. The remaining $4 million was applied to reduce the principal of the Bloom Note – 2024 to $46 million. This transaction resulted in a gain on modification of debt of $3.3 million, which the Company recognized in Other income (expense), net on the Condensed Interim Consolidated Statements of Operations (Unaudited).
On December 29, 2023, the Company entered into an agreement with the lenders under the Bloom Note – 2024, pursuant to which the Bloom Note – 2024 was restructured into a partially convertible secured promissory note (the “Restructured Bloom Note”) payable in cash and SVS, subject to the approval of the TSX. The Restructured Bloom Note has a principal amount of $47.5 million that is comprised of an installment amount of $31 million (the “Installment Amount”), payable in ten equal installments between January 18, 2024 and October 18, 2024, and a conversion amount of $16.5 million (the

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(in thousands, except for gram, share and per share amounts)
“Conversion Amount”), which has a maturity date of January 18, 2025 (the “Conversion Amount Maturity Date”). The Installment Amount bears interest of 10%. Subject to the approval of the TSX, the Bloom lenders have the right to convert the Conversion Amount in its entirety into SVS at any point up to the maturity date using a conversion price of $3.8528 (the “Conversion Price”), which would result in the issuance of 4,282,599 SVS (the “Conversion Shares”) to the Bloom lenders. Subject to the approval of the TSX, in the event that the trading price of the SVS is less than the Conversion Price at the close of business on the trading day prior to the Conversion Amount Maturity Date, the Company may elect to satisfy the Conversion Amount through the issuance of the Conversion Shares to the Bloom lenders.
The Restructured Bloom Note bears an effective interest rate of 10%, and the Bloom Notes - 2025 bear an effective interest rate of 10.35%. The Company recognized interest expense under the Bloom Notes of $2.4 million and $4.8 million during the three and six months ended June 30, 2024, respectively. The Company recognized interest expense of $3.3 million and $8.7 million during the three and six months ended June 30, 2023, respectively. The Company made principal payments of $9.2 million related to the Bloom Notes - 2024 during the quarter ending June 30, 2024.
Seller notes payable
At June 30, 2024, the Company had two outstanding seller notes payable with principal amounts totaling $6.0 million. The Company executed a note payable in connection with the acquisition of Phytotherapeutics Management Services, LLC with a principal amount of $2.0 million, inclusive of interest (the “Phyto Note”). The Phyto Note bears interest at a rate of 7.5% per annum and matures in July 2024. The Company also executed a note payable in connection with the Company’s purchase of a building in Scottsdale, Arizona with a principal amount of $4.6 million (the “Scottsdale Note”). The Scottsdale Note bears interest at a rate of 5% per annum and matures in December 2036. The Company recognized interest expense of $0.2 million and $0.3 million for the three and six months ended June 30, 2024, respectively. The Company recognized interest expense of $0.1 million and $0.2 million for the three and six months ended June 30, 2023, respectively.
Other notes payable
At June 30, 2024, Other notes payable consisted of the following:
Broad Horizons Holdings, LLC
The Company has a note payable with Broad Horizons Holdings, LLC (the “BHH Note”), which has a principal amount of $7.5 million, bears interest at 15% per annum and matures on September 30, 2025. Interest payments are due quarterly.
Verbundvolksbank OWL
Four20 Pharma GmbH (“Four20”), a subsidiary of the Company, has a note payable with Verbundvolksbank OWL (the “VOWL Note”), which has a principal amount of €1.9 million, bears interest at 5.9% per annum and matures on March 30, 2025. Interest payments are due monthly. The VOWL Note is secured by the Company’s deposit account at EWB and is included in the Company’s restricted cash balance.
Tangela Holdings, LTD
On June 11, 2024, the Company and Tangela Holdings, Ltd (“Tangela”), entered into a short-term loan agreement for $1.6 million, which the Company used to fund bulk purchases of cannabis for resale by NGC. The loan accrues interest at a rate of 10% per annum. On July 10, 2024, the Company executed the First Amendment to the Tangela Loan (the “First

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(in thousands, except for gram, share and per share amounts)
Amendment”). The First Amendment modified the maturity date from July 11, 2024 to 10 business days following a demand made by the lender. All other terms of the Tangela Loan remain unchanged.
The Company recognized cumulative interest expense of $0.4 million and $0.7 million for the three and six months ended June 30, 2024, respectively. The Company recognized cumulative interest expense of $0.3 million and $0.6 million for the three and six months ended June 30, 2023, respectively.
Asset-based revolving credit facility

Effective August 25, 2023, the Company entered into an asset-based revolving credit facility with EWB, under which the Company can borrow up to $6.5 million. Upon execution of the credit facility, the Company immediately borrowed $6.5 million (the “EWB Promissory Note”). The EWB Promissory Note bears interest at a rate of 6% per annum, with interest payments due monthly, and had a maturity date of August 25, 2024. On March 26, 2024, the Company signed a Change In Terms Agreement, increasing the credit facility to $10 million with a new maturity date of August 25, 2025. On June 14, 2024, the Company signed a second Change in Terms Agreement, further increasing the credit facility to $12 million. There were no other changes to the asset-based revolving credit facility. The credit facility is secured by the Company’s deposit account at EWB and is classified as restricted cash within Cash, cash equivalents and restricted cash in the Company’s Condensed Interim Consolidated Balance Sheets (Unaudited) as of June 30, 2024. The principal restrictions on incurring indebtedness include the requirement to furnish EWB with financial statements and other related information. As of and for the three months ended June 30, 2024, the Company was in compliance with its debt covenants. The Company recognized interest expense of $0.1 million and $0.2 million for the three and six months ended June 30, 2024.
Future maturities
As of June 30, 2024, future principal payments due related to the Company’s notes payable were as follows:

Fiscal year:	Amount
2024 (remaining six months)	$25,840
2025	87,093
2026	460,308
2027	315
2028	1,815
2029 and thereafter	3,158
Total future debt obligations	$578,529
Information about the Company’s exposure to interest rate risks and liquidity risks is included in Note 27 — Fair value measurements and financial risk management.
Note 16 — Shareholders’ equity
The authorized and issued share capital of the Company is as follows:
Change in ownership
In December 2023, in connection with the Company’s TSX listing, the authorized share capital of the Company was amended in order to: (i) create a new class of non-voting and non-participating shares in the capital of the Company exchangeable at the holder's option into SVS (the “Exchangeable Shares”) and authorize the issuance of an unlimited number of Exchangeable Shares; and (ii) restate the rights of the SVS to provide for a conversion feature whereby each SVS may at any time, at the holder’s option, be converted into one (1) Exchangeable Share.
The Exchangeable Shares do not carry voting rights, rights to receive dividends or other rights upon dissolution of the Company and are considered “restricted securities,” within the meaning of such term under applicable Canadian securities laws. The amendments aim to provide the Company’s shareholders with the option to convert their SVS into Exchangeable Shares if such shareholders prefer to hold non-voting and non-participating shares given the uncertainty and complexity related to cannabis regulations in the U.S.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(in thousands, except for gram, share and per share amounts)
Authorized
As of June 30, 2024, the authorized share capital consists of (i) an unlimited number of multiple voting shares (“MVS”) without par value, (ii) an unlimited number of SVS, without par value, and (iii) an unlimited number of Exchangeable Shares, without par value.
Issued
As of June 30, 2024, the Company had 93,970,705 MVS issued and outstanding that were held directly or indirectly by Boris Jordan, the Company's Executive Chairman (“Executive Chairman”).
Holders of the MVS are entitled to 15 votes per share and are entitled to notice of and to attend at any meeting of the shareholders, except a meeting of which only holders of another particular class or series of shares will have the right to vote. As of June 30, 2024 and December 31, 2023, the MVS represent approximately 12.7% and 12.8%, respectively, of the total issued and outstanding shares and 68.5% and 68.8%, respectively, of the voting power attached to such outstanding shares. The MVS are convertible into SVS on a one-for-one basis at any time at the option of the holder or upon termination of the MVS structure. The MVS shall automatically convert into SVS upon the earlier to occur of: (i) the transfer or disposition of the MVS by the Executive Chairman to one or more third parties which are not permitted holders; (ii) the Executive Chairman or his permitted holders no longer beneficially owning, directly or indirectly and in the aggregate, at least 5% of the issued and outstanding SVS and MVS on a non-diluted basis; and (iii) the first business day following the first annual meeting of shareholders of the Company following the SVS being listed and posted for trading on a U.S. national securities exchange such as Nasdaq or The New York Stock Exchange.
As of June 30, 2024 and December 31, 2023, the Company had 648,356,339 and 639,757,098, respectively, SVS issued and outstanding; see details of the share balance below. Holders of the SVS are entitled to one vote per share.
As of June 30, 2024, no Exchangeable Shares have been issued.

	SVS	MVS	Total
As of December 31, 2023	639,757,098	93,970,705	733,727,803
Issuance of shares in connection with acquisitions (Note 4)	3,415,913	—	3,415,913
Acquisition related contingent equity consideration	2,367,000	—	2,367,000
Acquisition escrow shares returned and retired	(5,503)	—	(5,503)
Exercise of stock options (Note 18)	75,391	—	75,391
Issuance of SVS for settlement of RSUs	2,421,192	—	2,421,192
Issuance of SVS for settlement of PSUs (Note 18)	325,248	—	325,248
As of June 30, 2024	648,356,339	93,970,705	742,327,044
As of June 30, 2024 and December 31, 2023, the number of SVS available for issuance under the Company’s 2018 Long Term Incentive Plan (“LTIP”) was 74,232,704 and 73,372,780 SVS, respectively. See Note 18 — Share-based compensation for further detail.
Treasury shares
There were no shares repurchased into treasury during the three and six months ended June 30, 2024 and 2023.
Note 17 — Redeemable non-controlling interest
On April 7, 2021, the Company established Curaleaf International together with a strategic investor who provided initial capital of $130.8 million for 31.5% equity stake in Curaleaf International (the “Curaleaf International Transaction”). Curaleaf and the strategic investor entered into a shareholders’ agreement regarding the governance of Curaleaf International pursuant to which Curaleaf has control over operational issues as well as the raising of capital and the ability to exit the business. In addition, the strategic investor’s stake is subject to put/call rights which permit either party to cause the stake to be bought out by Curaleaf starting the earlier of change of control or in 2025.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(in thousands, except for gram, share and per share amounts)
In connection with the acquisition of Four20 in September 2022, the selling shareholders and Curaleaf International entered into a separate put/call option which permits either party to trigger the roll-up of the remaining equity of Four20 two years after the launch of adult use cannabis sales in Germany but no later than the end of 2025, if adult use launch has not occurred by such date.
The estimated redemption value of the put/calls were below their carrying value, which is recorded on the Company’s Condensed Interim Consolidated Balance Sheets (Unaudited) as temporary equity in the amount of $114.3 million and $120.7 million as of June 30, 2024 and December 31, 2023, respectively.
Note 18 — Share-based compensation
Equity Incentive Plans
The Company maintains a 2018 Stock and Incentive Plan (as amended from time to time, the “LTIP”), which was initially established in connection with the Business Combination and which provides for the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock and restricted stock units, performance awards, dividend equivalents and other share-based awards to eligible participants. The number of SVS reserved for issuance from time to time under the LTIP is calculated as 10% of the aggregate number of SVS and MVS outstanding on an “as-converted” basis.
Share-based compensation expense consists of the following for the three and six months ended June 30, 2024 and 2023:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Stock options	$2,292	$2,297	$4,884	$1,709
Performance stock units	(303)	128	1,354	128
Restricted stock units	4,854	3,823	8,114	6,119
Share-based compensation	$6,843	$6,248	$14,352	$7,956
Stock options
The Company estimates the fair value of each stock option grant on the date of grant primarily using the Black-Scholes valuation model. In instances where stock option grants have performance or market conditions, the Company utilizes the Monte Carlo valuation model to simulate a wide range of potential future market conditions and uncertainties that could affect the fair value of the underlying stock options. As of June 30, 2024 and 2023, total unamortized compensation cost related to unvested stock options was $17.9 million and $15.5 million, respectively, which the Company expected to recognize over a weighted-average period of 2.23 and 1.96 years, respectively.
The total intrinsic value of options exercised, and the total fair value of shares vested during the six months ended June 30, 2024 and 2023:

	2024	2023
Total intrinsic value of options exercised	$208	$271
Total fair value of shares vested	6,069	7,911

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(in thousands, except for gram, share and per share amounts)
Significant assumptions used to estimate the fair value of the Company’s stock option granted during the six months ended June 30, 2024 and June 30, 2023 are summarized below:

	2024	2023
Expected volatility	71% - 72%	70%
Expected life in years	6.01 - 6.02	5.38
Expected dividends	—%	—%
Risk-free interest rate (based on government bonds)	4.19% - 4.52%	3.73% - 3.76%
Expected volatility is estimated based on the historical volatility, as Management believes this is the best estimate of the expected volatility over the expected life of the Company’s stock options granted. The expected life in years represents the period of time that stock options granted are expected to be outstanding. The expected term of stock options granted to non-employees is equal to the contractual term of the option award. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the stock options granted. Expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.
The Company’s stock option activity and related information during the six months ended June 30, 2024 and 2023 are as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value
Outstanding at January 1, 2024	27,932,603	$5.29
Forfeited during the year	(724,184)	4.68
Expired during the year	(146,434)	10.88
Exercised during the year	(75,391)	2.06
Granted during the year (1)	2,364,100	4.10
Outstanding at June 30, 2024	29,350,694	$5.31	6.04	$25,863
Options exercisable at June 30, 2024	16,426,904	$5.58	3.99	$24,472

(1)Includes stock options the Company issued to the Company’s Executive Chairman during the six months ended June 30, 2024 that vest based on the achievement of certain market-based performance goals over the performance period, including the achievement of certain stock price performance targets. There are three stock price targets, based on an average closing price of the Company’s common stock, that can be achieved over the performance period.

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value
Outstanding at January 1, 2023	24,539,168	$6.73
Forfeited during the year	(1,508,577)	9.30
Expired during the year	(1,260,169)	9.19
Exercised during the year	(81,775)	0.30
Granted during the year (1)	7,929,533	2.89
Outstanding at June 30, 2023	29,618,180	$5.44	5.83	$24,053
Options exercisable at June 30, 2023	15,702,289	$5.61	4.33	$15,702

(1) Includes stock options the Company issued to the Company’s Executive Chairman during the six months ended June 30, 2023, that vest based on the achievement of certain market-based performance goals, including the achievement of certain stock price performance over a performance period. There are three stock price targets which can be achieved over the performance period and are based on an average closing price of the Company’s common stock.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(in thousands, except for gram, share and per share amounts)
Performance stock units
The Company’s PSU activity and related information for the six months ended June 30, 2024 and 2023, are as follows:

	Number of PSUs	Weighted-Average Grant Date Fair Value
Unvested at January 1, 2024	1,062,267	$2.89
Forfeited	(203,853)	3.41
Vested	(325,248)	2.89
Granted	2,403,824	4.04
Unvested at June 30, 2024	2,936,990	$3.79

	Number of PSUs	Weighted-Average Grant Date Fair Value
Unvested at January 1, 2023	—	$—
Forfeited	(86,501)	2.89
Vested	—	—
Granted	2,240,372	2.89
Unvested at June 30, 2023	2,153,871	$2.89
As of June 30, 2024 and 2023, total unamortized compensation cost related to unvested performance stock units was $10.2 million and $6.2 million, respectively, which the Company expects to recognize over a weighted-average period of 1.7 years and 2.84 years, respectively.
Restricted stock units
The Company’s RSU activity and related information for the six months ended June 30, 2024 and 2023 are as follows:

	Number of RSUs	Weighted-Average Grant Date Fair Value
Unvested at January 1, 2024	6,145,959	$4.13
Forfeited during the year	(747,474)	4.33
Released during the year	(2,421,192)	4.24
Granted during the year	4,540,076	4.15
Unvested at June 30, 2024	7,517,369	$4.09
RSUs vested at June 30, 2024	8,254,030

	Number of RSUs	Weighted-Average Grant Date Fair Value
Unvested at January 1, 2023	4,292,655	$7.44
Forfeited during the year	(952,293)	7.10
Vested during the year	(784,768)	9.33
Granted during the year	4,109,182	2.89
Unvested at June 30, 2023	6,664,776	$4.46
RSUs vested at June 30, 2023	5,083,702

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(in thousands, except for gram, share and per share amounts)
As of June 30, 2024 and 2023, total unamortized compensation cost related to unvested restricted stock units was $25.8 million and $29.3 million, respectively, which the Company expected to recognize over a weighted-average period of 2.15 and 2.38 years, respectively.
Note 19 — Selling, general and administrative expense
Selling, general and administrative expenses consist of the following:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Salaries and benefits	$58,789	$52,381	$116,552	$107,079
Sales and marketing	13,475	10,850	24,629	20,236
Rent and occupancy	13,410	11,914	26,723	24,370
Travel	1,767	1,561	3,312	3,328
Professional fees	6,658	11,367	12,139	22,686
Office supplies and services	10,952	11,817	22,206	24,611
Other	4,456	8,823	8,338	16,885
Total selling, general and administrative expense	$109,507	$108,713	$213,899	$219,195
Advertising costs, which are recorded in Sales and marketing, are expensed as incurred and totaled $5.3 million and $9.3 million for the three and six months ended June 30, 2024, respectively, and $3.0 million and $5.5 million for the three and six months ended June 30, 2023, respectively.
Note 20 — Defined contribution plans
The Company established the Curaleaf, Inc. 401(k) Plan (the “Plan”) effective January 1, 2022. The Company’s U.S. employees are generally eligible to participate in the Plan. The Plan allows eligible employees to make contributions, up to limits set by the Internal Revenue Service, through payroll deductions and invest their contributions in one or more of the investment funds offered by the Plan. For employees who have completed one or more years of eligible service, the Company matches 25% of the first 4% contributed of eligible compensation an employee contributes on a pretax and/or Roth 401(k) basis for each annual period. Under the Plan, employees become eligible for contributions on the first day of the calendar month, coincident with or next, following the date the employee performs an hour of service as an eligible employee. Matched contributions are always fully vested.
Employees outside the U.S. who are not covered by the Plan may be covered by defined contribution plans that are subject to applicable laws and rules of the country in which the defined contribution plan is administered.
The expense incurred by the Company in connection with its employer contributions totaled $0.3 million and $0.6 million for the three and six months ended June 30, 2024, respectively, and $0.2 million and $0.3 million for the three and six months ended June 30, 2023, respectively.
Note 21 — Other income (expense)
Other income (expense) consists of the following:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Gain (loss) on disposal of assets	$1,028	$(161)	$1,328	$(2,312)
Gain (loss) on investment	1,438	5,277	(1,176)	5,602
Gain on modification and extinguishment of debt	245	—	245	3,300
Other (expense) income, net	(836)	2,239	(908)	276
Other income (expense), net	$1,875	$7,355	$(511)	$6,866

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(in thousands, except for gram, share and per share amounts)
Note 22 — Revenue disaggregation
Total revenues, net consists of the following for the three and six months ended June 30, 2024 and June 30, 2023:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Revenues, net:
Retail revenues	$264,043	$275,572	$532,114	$546,824
Wholesale revenues	76,795	58,468	146,301	118,480
Management fee income	1,448	1,511	2,803	2,887
Total revenues, net	$342,286	$335,551	$681,218	$668,191

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(in thousands, except for gram, share and per share amounts)
Note 23 — Earnings per share
Basic and diluted loss per share attributable to Curaleaf Holdings, Inc. for the three and six months ended June 30, 2024 and June 30, 2023 was calculated as follows:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Numerator:
Net loss from continuing operations	$(48,553)	$(66,588)	$(100,129)	$(110,469)
Less: Net loss attributable to redeemable non-controlling interest	(945)	(3,250)	(3,642)	(5,339)
Net loss from continuing operations attributable to Curaleaf Holdings, Inc.	(47,608)	(63,338)	(96,487)	(105,130)
Net loss from discontinued operations	(1,277)	(7,904)	(710)	(20,492)
Net loss attributable to Curaleaf Holdings, Inc.	$(48,885)	$(71,242)	$(97,197)	$(125,622)

Denominator:
Basic weighted-average common shares outstanding	740,787,287	719,269,057	738,467,477	719,023,326
Effect of dilutive stock options to purchase common stock	108,204	—	770,161	40,619
Effect of dilutive restricted stock awards	2,138,739	1,108,279	2,508,464	1,111,866
Effect of dilutive performance-based stock awards	620,799	489,384	913,722	286,260
Effect of dilutive convertible debt	4,282,599	—	4,282,599	—
Effect of dilutive contingent shares	1,830,000	6,106,000	1,830,000	6,106,000
Pro forma diluted weighted-average common share outstanding (1)	749,767,628	726,972,720	748,772,423	726,568,071

Per share – basic and diluted(1):
Net loss per share from continuing operations, net of loss per share attributable to non-controlling interest	$(0.06)	$(0.09)	$(0.13)	$(0.15)
Net loss per share from discontinued operations, net of loss per share attributable to non-controlling interest	—	(0.01)	—	(0.03)
Net loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted	$(0.06)	$(0.10)	$(0.13)	$(0.18)
(1)As a result of the net losses incurred by the Company from its continuing operations and its discontinued operations for the three and six months ended June 30, 2024 and 2023, the calculation of diluted net loss per share for each period presented gives no consideration to potentially anti-dilutive securities (ex: LTIP share-based awards and convertible debt); and as such, is the same as basic net loss per share for each period presented.
Note 24 — Segment reporting
The Company determines its operating segments according to how the business activities are managed and evaluated by the Company’s chief operating decision maker (“CODM”).
In October 2023, the Company announced the decision to adopt a decentralized operating model, structured to enhance the partnerships between the Company’s regional teams and the Company’s shared service teams. The restructure did not change the Company’s operating segments: (i) Domestic operations and (ii) International operations. These two operating/reportable segments reflect the manner in which the Company’s operations are managed, how the CODM allocates resources and evaluates performance and how the Company’s internal management of financial reporting is structured.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(in thousands, except for gram, share and per share amounts)
The following tables present certain financial by reportable segment as of June 30, 2024 and December 31, 2023 and for the three and six months ended June 30, 2024 and June 30, 2023. The CODM does not review total assets or net income (loss) by reportable segment; therefore, such information is not presented.

	Domestic	International	Total
For the three months ended June 30, 2024
Revenues, net	$317,047	$25,239	$342,286
Gross profit	150,325	10,140	160,465
For the six months ended June 30, 2024
Revenues, net	$635,916	$45,302	$681,218
Gross profit	304,051	17,318	321,369

	Domestic	International	Total
For the three months ended June 30, 2023
Revenues, net	$321,372	$14,179	$335,551
Gross profit	142,855	4,908	147,763
For the six months ended June 30, 2023
Revenues, net	$641,429	$26,762	668,191
Gross profit	298,880	9,325	308,205

	Domestic	International	Total
Long-lived assets as of June 30, 2024	$2,304,750	$351,468	$2,656,218
Long-lived assets as of December 31, 2023	2,349,337	328,636	2,677,973
Note 25 — Commitments and contingencies
Indemnification agreements
In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors and senior management team that may require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or senior officers with the Company. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnification agreements. The Company does not believe that the outcome of any claims under indemnification arrangements will have a material effect on its financial position, results of operations or cash flows, and it has not accrued any liabilities related to such obligations in its financial statements.
Dividend Restriction
The Company has no record of paying dividends, and its ability to pay dividends would be dependent on the Company’s results of operations and subject to applicable laws and regulations, which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing the debt. The Company is permitted to declare and pay dividends, as long as the Company is not in default with respect to the Senior Secured Notes – 2026 and maintains compliance with certain provisions therein specific to restrictions of incurrence of indebtedness.
Litigation
The Company is involved in claims or lawsuits that arise in the ordinary course of business. Although the ultimate outcome of these claims or lawsuits cannot be ascertained by the Company, on the basis of present information and advice received

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(in thousands, except for gram, share and per share amounts)
from counsel, it is management’s opinion that the disposition or ultimate determination of such claims or lawsuits will not have a material adverse effect on the Company.
Note 26 — Related party transactions
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between the related parties.
The following table summarizes the Company’s transactions with related parties during the three and six months ended June 30, 2024, and 2023:

	Related party transactions
	Three months ended June 30,		Six months ended June 30,		Balance receivable (payable) as of
Transaction	2024	2023	2024	2023	June 30, 2024	December 31, 2023

Consulting fees (1)	$125	$214	$210	$398
Travel and reimbursement (2)	4	43	8	45
Rent expense (3)	61	—	101	—
Platform fees (4)(6)	760	578	1,508	1,136
Senior Secured Notes - 2026 (5)	220	221	442	438	$10,000	$10,000
	$1,170	$1,056	$2,269	$2,017	$10,000	$10,000
(1)Consulting fees relate to real estate management and general advisory services provided by (i) Frontline Real Estate Partners, LLC, a company controlled by Mitchell Kahn, a Board member, and in which Matt Darin, Chief Executive Officer, has a minority interest, (ii) Measure 8 Venture Management, LLC (“Measure 8”), an investment company controlled by Boris Jordan, Executive Chairman and control person of the Company (including funds managed by Measure 8), and Architecture & Engineering Solutions, LLC, a company controlled by an immediate family member of Luke Flood, a senior vice president of the Company. There are on-going contractual commitments related to these transactions.
(2)Travel and reimbursement relate to payments made to Coherent Strategies Consulting and Coaching, a company of which Mr. Shasheen Shah, a director of the Company, is the CEO, for reimbursements of certain expenses incurred. There are on-going contractual commitments related to these transactions.
(3)Rent expense relates to a lease between GR Companies, Inc. and FREP Elm Place II, LLC, a company owned in part by Mitchell Kahn, a Board member. There are on-going contractual commitments related to the lease arrangement.
(4)Leaf Trade and Sweed provide Curaleaf with their B2B platform for the Company’s Wholesale sector in exchange for fees to use the platform. Measure 8 acquired a 5.86% stake in High Tech Holdings, Inc., the parent holding company of Leaf Trade and Sweed in 2023 and received a seat on the board of directors.
(5)Baldwin Holdings, LLC, in which Joseph F. Lusardi, the Company’s Executive Vice Chairman, owns a direct equity interest, held $10 million of the total $460 million of Senior Secured Notes – 2026. For the three and six months ended June 30, 2024 and 2023, the Company recognized interest expense under the Senior Secured Notes - 2026, some of which are attributable to Baldwin Holdings, LLC’s direct equity interests. The Senior Secured Notes – 2026 held by Baldwin Holdings, LLC contain certain repayment and interest components that represent on-going contractual commitments.
(6)Platform fees for Fyllo. One of the Company’s Board members, Mitchell Kahn, is also on Fyllo’s board of directors.
Note 27 — Fair value measurements and financial risk management
The Company’s financial instruments consist of cash, restricted cash and cash equivalents, notes receivable, accounts payable, accrued expenses, long-term debt, deferred consideration liabilities and a redeemable non-controlling interest contingency. The fair values of cash, restricted cash, cash equivalents, notes receivable, accounts payable and accrued expenses approximate their carrying values due to the relatively short-term to maturity. The carrying values of the Company’s deferred consideration liabilities, which are initially recorded at fair value on the acquisition date, approximate fair value, as these liabilities accrete in value each reporting period until payment is due. The carrying value of the Company’s redeemable non-controlling interest approximates fair value, as the carrying value is updated each period to reflect the share of comprehensive income (loss) attributable to the Company’s non-controlling interest holder. The carrying value and fair value of the Company’s Notes payable was $563.3 million and $555.4 million, respectively, as of June 30, 2024. The carrying value and fair value of the Company’s Notes payable was $587.8 million and $530.9 million, respectively, as of December 31, 2023.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(in thousands, except for gram, share and per share amounts)
Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of the fair value hierarchy are:
•Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly and
•Level 3 – Inputs for the asset or liability that are not based on observable market data.
Non-recurring fair value measurements
The Company’s assets measured at fair value on a nonrecurring basis include long-lived assets and goodwill. The Company reviews the carrying amounts of such assets whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable or at least annually for indefinite-lived intangible assets and goodwill. Any resulting asset impairment would require that the asset be recorded at its fair value. Fair value measurements of these assets are derived using inputs that are not based on observable market data and are classified within Level 3 of the fair value hierarchy. See Note 10 — Property, plant and equipment, net, Note 11 — Leases and Note 12 — Intangible assets, net and Goodwill for further details.
Recurring fair value measurements

	Fair value measurements as of June 30, 2024 using:
	Level 1	Level 2	Level 3	Total
Investments	$—	$—	$1,285	$1,285
Contingent consideration liabilities	—	—	13,170	13,170
	$—	$—	$14,455	$14,455

	Fair value measurements as of December 31, 2023 using:
	Level 1	Level 2	Level 3	Total
Investments	$—	$—	$2,477	$2,477
Contingent consideration liabilities	—	—	16,625	16,625
	$—	$—	$19,102	$19,102
Level 3
The fair value of the Company’s Contingent consideration liability - net of current as of June 30, 2024 and December 31, 2023 were measured using the following Level 3 inputs:
•EMMAC: The present value of the Company’s liability related to EMMAC achieving regulatory approval for recreational cannabis utilized a discount rate of 18.5% as of June 30, 2024 and 13.1% as of December 31, 2023.
•Four20: The present value of the Company’s liability related to the issuance of shares in September 2024 utilized a discount rate of 20.0% as of June 30, 2024 and 13.5% as of December 31, 2023.
•NGC: The present value of the Company’s liability related to NGC achieving certain revenue targets utilized a discount rate of 19.7% as of June 30, 2024.
There were no transfers between fair value levels during the three and six months ended June 30, 2024 and 2023.
Financial Risk Management
The Company is exposed in varying degrees to a variety of financial instrument-related risks. The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:
Credit Risk
Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s notes and accounts receivable. The maximum credit

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(in thousands, except for gram, share and per share amounts)
exposure as of June 30, 2024 and December 31, 2023 equates to the carrying amount of cash, cash equivalents and restricted cash, accounts receivable and notes receivable. The Company does not have significant credit risk with respect to its customers, since 78% and 82%, as of June 30, 2024 and June 30, 2023, respectively, of its Total revenues, net is retail-based. All of the Company’s cash, cash equivalents and restricted cash are placed with major U.S. financial institutions, and accounts at each institution are insured by the FDIC up to $250,000. The Company’s cash balances in certain bank deposit accounts, at times, may exceed federally insured limits.
The Company provides credit to its wholesale and management services agreement (“MSA”) customers in the normal course of business and has established processes to mitigate credit risk. The amounts reported in the Condensed Interim Consolidated Balance Sheets (Unaudited) are net of allowances for credit losses, estimated by the Company’s management based on prior experience and its assessment of the current economic environment. The Company reviews its trade receivable accounts regularly and reduces amounts to their expected realizable values by adjusting the allowance for credit losses when management determines that the account may not be fully collectible. The Company applies ASC 310 – Receivables for the measurement of expected credit losses, which uses an expected loss allowance model for all trade receivables accounts. The Company has not adopted standardized credit policies and assesses credit on a customer-by-customer basis in an effort to minimize associated risks.
The Company’s aging of trade receivables as of June 30, 2024 and December 31, 2023 is as follows:

	June 30, 2024	December 31, 2023
0 to 90 days	$57,889	$47,633
91 to 180 days	5,657	6,925
181 days +	4,837	1,102
Accounts receivable, net of allowance for credit losses	$68,383	$55,660
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet the financial obligations associated with its financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due.
In December 2021, the Company closed a private placement of Senior Secured Notes - 2026, for aggregate gross proceeds of $475 million to the Company, under which $460 million and $475 million aggregate principal amount remained outstanding as of June 30, 2024 and December 31, 2023, respectively. See Note 15 — Notes payable – Senior Secured Notes - 2026. The Note Indenture governing the Senior Secured Notes - 2026 contains numerous positive and negative covenants of the Company. If the Company breaches a covenant under the Note Indenture, the trustee may, under certain circumstances, accelerate the maturity of the principal amount outstanding or realize on the collateral granted by the Company over its assets. A breach of covenant under the Note Indenture could have a material adverse impact on the Company’s financial position.
In connection with the Bloom acquisition, the Company issued three sets of Bloom Notes for aggregate gross proceeds of $160 million. As of June 30, 2024 and December 31, 2023, $89.1 million and $107.5 million of aggregate principal amount remained outstanding, respectively. See Note 15 — Notes payable – Bloom Notes for further details. If the Company commits an Event of Default, as defined in the agreements governing the Bloom Notes, the sellers of Bloom may, under certain circumstances, accelerate the maturity of the principal amount outstanding or realize on the collateral granted by the Company over its assets. An Event of Default could have a material adverse impact on the Company’s financial position.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(in thousands, except for gram, share and per share amounts)
In addition to the commitments outlined in Note 11 — Leases, Note 15 — Notes payable and Note 25 — Commitments and contingencies, the Company had the following financial obligations as of June 30, 2024 and December 31, 2023:

	< 1 Year	1 to 3 Years	Total
As of June 30, 2024:
Accounts payable	$101,888	$—	$101,888
Accrued expenses	107,742	—	107,742
Income tax payable	6,236	—	6,236
Liabilities held for sale	3,000	—	3,000
Other current liabilities	2,149	—	2,149
Contingent consideration liability	9,666	3,504	13,170
Deferred consideration liability	25,409	22,929	48,338
Deferred tax liability	—	285,593	285,593
Uncertain tax position	—	339,819	339,819
Other long-term liability	—	1,095	1,095
	$256,090	$652,940	$909,030

	< 1 Year	1 to 3 Years	Total
As of December 31, 2023:
Accounts payable	$79,319	$—	$79,319
Accrued expenses	101,311	—	101,311
Income tax payable	198,056	—	198,056
Liabilities held for sale	9,173	—	9,173
Other current liabilities	1,256	—	1,256
Contingent consideration liability	11,901	4,724	16,625
Deferred consideration liability	22,342	21,310	43,652
Deferred tax liability	—	297,185	297,185
Uncertain tax position	—	79,142	79,142
Other long-term liability	—	1,346	1,346
	$423,358	$403,707	$827,065
Currency risk
The operating results and financial position of the Company are reported in U.S. dollars. Some of the Company’s financial transactions have been and may be denominated in currencies other than the U.S. dollar. The results of the Company’s operations are subject to currency transaction and translation risks.
As of June 30, 2024 and 2023, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash, cash equivalents and restricted cash bear interest at market rates. The Company’s notes receivable and financial debts have fixed rates of interest and are carried at amortized cost. The Company does not account for any fixed-rate financial assets or financial liabilities at fair value; therefore, a change in interest rates at the reporting date would not affect its results of operations.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(in thousands, except for gram, share and per share amounts)
Geography risk
The geographic concentration of the Company’s various operations in the U.S. could present risks if the performance of domestic cannabis markets and/or macroeconomic performance falls below expectations. Factors that may adversely affect domestic cannabis markets and the macroeconomic environments include, among others, the following:
•the economic climate, which may be adversely impacted by a reduction in jobs or income levels, industry slowdowns, changing demographics and other factors;
•local conditions, such as oversupply of, or reduced demand for, cannabis products;
•regulatory restrictions or local laws, which could prevent the Company from maintaining pricing or increases in operating costs, or the inability or unwillingness of customers to pay current prices or price increases;
•concentration of and competition from other cannabis cultivators, manufacturers and distributors with a domestic presence;
•economic conditions that could cause an increase in the Company’s operating expenses, including increases in taxes, utilities and routine maintenance; and
•regional specific acts of nature (e.g., earthquakes, fires, floods, etc.).
Refer to Note 22 — Revenue disaggregation and Note 24 — Segment reporting for disaggregation of certain selected financial information by the Company’s reportable segments: Domestic and International.
Capital management
The Company’s primary objective when managing capital is to continually provide returns to its shareholders and benefits to its other stakeholders. To achieve this objective, the Company implemented processes designed to ensure there are adequate capital resources to safeguard the Company’s ability to continue as a going concern and to maintain adequate levels of funding to support the Company’s ongoing operations and development.
The capital structure of the Company consists of shareholders’ equity and debt, net of cash, cash equivalents and restricted cash. The Company manages and makes adjustments to its capital structure, based on changes in the economic conditions of the jurisdictions in which the Company operates and on the risk characteristics of the Company’s underlying assets. The Company plans to use existing funds, as well as funds from the future sale of products to fund operations and expansion activities.
Note 28 — Variable interest entities
For further details on the variable interest entities consolidated within the Consolidated Financial Statements, see Note 2 — Basis of presentation and consolidation. Because cannabis remains a Schedule I controlled substance for U.S. Federal purposes, the assets of the Company’s variable interest entities can typically be used only to settle obligations of the variable interest entities, except for certain grandfathered obligations.
The following table presents summarized financial information about the Company’s variable interest entities as of June 30, 2024 and December 31, 2023:

	June 30, 2024	December 31, 2023
Included in Condensed Interim Consolidated Balance Sheets (Unaudited):
Current assets	$362,290	$356,037
Non-current assets	2,373,131	2,371,221
Current liabilities	578,081	924,456
Non-current liabilities	1,267,770	914,807
Equity attributable to Curaleaf Holdings, Inc.	716,751	711,380

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(in thousands, except for gram, share and per share amounts)
The following table presents summarized financial information about the Company’s variable interest entities for the three and six months ended June 30, 2024 and June 30, 2023:

	Three months ended June 30,
	2024	2023
Included in Condensed Interim Consolidated Statements of Operations (Unaudited):
Revenues, net	$316,655	$323,574
Net income (loss) attributable to Curaleaf Holdings, Inc.	44,908	(63,958)

	Six months ended June 30,
	2024	2023
Included in Condensed Interim Consolidated Statements of Operations (Unaudited):
Revenues, net	$635,110	$646,699
Net income (loss) attributable to Curaleaf Holdings, Inc.	53,799	(112,961)
Note 29 — Subsequent events
On August 6, 2024, the Company commenced adult use operations in Ohio, and its Newark dispensary opened for both adult use and medical patients. Additionally, adults over the age of 21 are able to purchase the Company’s cannabis products from third-party state-licensed dispensaries across Ohio.

Exhibit 99.3
CURALEAF HOLDINGS, INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three and Six Months Ended
June 30, 2024 and 2023
(Expressed in Thousands United States Dollars Unless Otherwise Stated)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023
(Amounts in thousands, except share and per share amounts)
This management discussion and analysis (“MD&A”) of the financial condition and results of operations of Curaleaf Holdings, Inc. (the “Company” or “Curaleaf”) is for the three and six months ended June 30, 2024 and 2023. It is supplemental to, and should be read in conjunction with, the Company’s unaudited condensed interim consolidated financial statements and the accompanying notes for the three and six months ended June 30, 2024 and 2023 (collectively, the “Consolidated Financial Statements”). For the purposes of this MD&A, the terms “Company” and “Curaleaf” mean Curaleaf Holdings, Inc. and, unless the context otherwise requires, includes its wholly-owned subsidiaries and majority-owned subsidiaries as well as legal entities in which it, directly or indirectly, holds a controlling financial interest. Additional public disclosure documents and information pertaining to the Company, including the annual information form for the year ended December 31, 2023 (the “Annual Information Form” or the “AIF”), are available through the Company’s profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.
This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators, Staff Notice 51-352 (Revised) – Issuers with U.S. Marijuana Related Activities (“Staff Notice 51-352”) and Regulation S-K 229.303 – Management’s discussion and analysis of financial condition and results of operations as issued by the United States (“U.S.”) Securities and Exchange Commission (“SEC”).
This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and securities laws of the U.S. (together, “forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on management’s current beliefs, expectations or assumptions regarding the future of the business, future plans and strategies, operational results and other future conditions of the Company. In addition, the Company may make or approve certain statements in future filings with Canadian and U.S. securities regulatory authorities, in press releases, or in oral or written presentations by representatives of the Company that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal” or the negative of those words or other similar or comparable words and includes, among others, information regarding: expectations for the effects and potential benefits of any transactions; statements relating to the business and future activities of, and developments related to, the Company after the date of this MD&A, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s business, operations and plans; expectations that licenses applied for will be obtained; potential future legalization of adult use and/or medical cannabis under U.S. federal law; expectations of market size and growth in the U.S. and the states in which the Company operates; expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; the ability for U.S. holders of securities of the Company to sell them on the Toronto Stock Exchange (the “TSX”); and other events or conditions that may occur in the future. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as of and at the date they are made and are based on information currently available and on the then current expectations. Holders of securities of the Company are cautioned that forward-looking statements are not based on historical facts but instead are based on reasonable assumptions and estimates of management of the Company at the time they were provided or made and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties related to: the legality of cannabis in the U.S., including the fact that cannabis is a controlled substance under the U.S. Federal Controlled Substances Act; anti-money laundering laws and regulations; the lack of access to U.S. bankruptcy protections; financing risks, including risks related to additional financing and restricted access to banking; general regulatory and legal risks, including potential constraints on the Company’s ability to expand its business in the U.S. by virtue of the restrictions of the TSX following the TSX Listing (as defined herein); risk of legal, regulatory or political change; general regulatory and licensing risks; limitation on ownership of licenses; risks relating to regulatory action and approvals from the U.S. Food and Drug Administration (the “FDA”); the fact that cannabis may be subject to increased regulation by the FDA; potential heightened scrutiny by regulatory authorities following the TSX Listing; loss of foreign private issuer status; risks related to internal controls over financial reporting; litigation risks; increased costs as a result of being a public company in Canada and the U.S.; recent and proposed legislation in respect of U.S. cannabis licensing; environmental risks, including risks related to environmental regulation and unknown environmental risks; general business risks including risks related to the Company’s expansion into foreign jurisdictions; future acquisitions or dispositions; service providers; enforceability of contracts; the ability of our shareholders to resell their subordinate voting shares (“SVS”) on the TSX; the Company’s reliance on senior management and key personnel and the Company’s ability to recruit and retain such senior management and key personnel; competition risks; risks inherent in an agricultural business; unfavorable publicity or consumer perception; product liability; product recalls; results of future clinical research; dependence on suppliers; reliance on inputs; risks related to limited market data and difficulty to forecast; intellectual property risks; constraints on marketing products; fraudulent or illegal activity by employees, consultants and contractors; increased labor costs based on union activity; information technology systems and cyber-attacks; security breaches; the Company’s reliance on management services agreements with subsidiaries and affiliates; website accessibility; high bonding and insurance coverage; risks of leverage; management of the Company’s growth; the fact that past performance may not be indicative of future results and that financial projections may prove materially inaccurate or incorrect; risks related to conflicts of interests; challenging global economic conditions; currency fluctuations; risks related to the Company’s business structure and securities; including the status of the Company as a holding company; no dividend record; risks related to the Senior Secured Notes – 2026 (as defined herein); concentrated voting control; risks related to the sale of a substantial amount of our SVS; risks associated with securities or industry analysts not publishing or ceasing to publish research or reports or publishing misleading information about the Company; the potentially limited market for SVS for holders of the Company’s securities who live in the U.S.; shareholders having little or no rights to participate in the Company’s business affairs; the volatility of the market price for the SVS; liquidity risks associated with an investment in the SVS; enforcement against directors and officers outside of Canada may prove difficult; and tax risks; as well as those risk factors discussed under the heading “Risk Factors” in the AIF and the other risk factors described herein.
The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. In particular, but without limiting the foregoing, disclosure in this MD&A as well as statements regarding the Company’s objectives, plans and goals, including future operating results and economic performance may make reference to or involve forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Certain of the forward-looking statements and other information contained herein concerning the cannabis industry, its medical and adult use, the general expectations of the Company concerning the industry and the Company’s business and operations are based on estimates prepared by the Company. The Company prepares these estimates using reasonable data from publicly available governmental sources, market research and industry analysis as well as assumptions, which the Company believes to be reasonable based on data and knowledge of the cannabis industry. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While the Company is not aware of any misstatement regarding any government or industry data presented herein, the cannabis industry involves risks and uncertainties that are subject to change based on various factors.
A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. You should not place undue reliance on forward-looking statements contained in this MD&A. Such forward-looking statements are made as of the date of this MD&A. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.
Overview of the Company
The Company is a leading producer and distributor of consumer products in cannabis, with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a vertically integrated, high-growth cannabis operator known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select and Grassroots, provide industry-leading services, product selection and accessibility across the medical and adult use markets in the U.S. and has its principal business address in Stamford, Connecticut. As of June 30, 2024, in the U.S., the Company had consolidated operations in 17 states and operated 146 dispensaries, 19 cultivation sites and 22 processing sites, through which the Company sells cannabis through wholesale channels. The Company places a premium on highly populated, limited license states, including Arizona, Connecticut, Florida, Illinois, Maryland, Massachusetts, Nevada, New York, New

Jersey, North Dakota and Pennsylvania. Internationally, the Company has a fully integrated cannabis business with licensed cultivation in Portugal and Canada, four pharma grade cannabis processing and manufacturing facilities in Germany, Spain, Canada and the United Kingdom (“U.K.”) and licensed distribution of cannabis in Germany, Poland, Canada, Switzerland and the U.K. In the U.K., the Company also holds a pharmacy license and operates medical cannabis clinics in England and Scotland, enabling the retail supply of medical cannabis directly to the patient. Finally, the Company supplies cannabis on a wholesale basis to Australia, New Zealand, U.K. and across Europe, including Germany, Italy and Poland.
The Company leverages its extensive research and development capabilities to distribute cannabis products with the highest standard for safety, effectiveness, consistent quality and customer care. The Company is committed to leading the industry in education and advancement through research and advocacy. The Company markets to medical and adult use customers through brand strategies intended to build trust and loyalty.
The Company was an early entrant into the U.S. state-legal cannabis industry, which remains one of the fastest growing industries in the U.S. Currently, the Company is a diversified holding company dedicated to delivering market-leading products and services while building trusted national brands within the legal cannabis industry. Through its team of physicians, pharmacists, medical experts and industry innovators, the Company has developed a portfolio of branded cannabis-based therapeutic offerings in multiple formats and a strategic network of branded retail dispensaries.
The Company is operated by an executive team that has significant experience in the cannabis industry and a robust operational and acquisition track-record as to all facets of the Company’s operations, which has executed its business plan to rapidly scale its business.
In order to achieve its strategy, the Company has completed several acquisitions since its formation and expects to continue to actively pursue other acquisitions, dispositions and investment opportunities in the future.
On December 30, 2022, the Company filed a final short form base shelf prospectus in Canada (the “Base Shelf Prospectus”) and on January 3, 2023, filed the Base Shelf Prospectus on a Form F-10 registration statement, (File No 333-269109) (the “Registration Statement”), with the SEC under the U.S./Canada Multijurisdictional Disclosure System (“MJDS”). The Base Shelf Prospectus and Registration Statement allow the Company to offer up to $1.0 billion (or the equivalent thereof, at the date of issue, in any other currency, or currencies, as the case may be) worth of SVS, debt securities, subscription receipts, warrants and units, or any combination thereof, from time to time during the 25-month period that the Base Shelf Prospectus and/or Registration Statement are effective (subject to MJDS eligibility). The specific terms of any future offering of securities, including the use of proceeds from any offering, will be established in a supplement to the Base Shelf Prospectus and/or Registration Statement, which will be filed with the applicable Canadian securities regulatory authorities and/or the SEC.
Prior to December 14, 2023, the Company’s subordinate voting shares (“SVS”) were listed on the Canadian Securities Exchange (“CSE”) under the symbol “CURA” and quoted on the OTCQX ® Best Market under the symbol “CURLF”. On December 14, 2023, the Company’s SVS were listed and commenced trading on the Toronto Stock Exchange (the “TSX”) under the symbol “CURA” (the “TSX Listing”) and the Company's SVS were delisted from the CSE at the close of markets on December 13, 2023.
Company Performance and Objectives
The Company is currently active in numerous cannabis programs, including the manufacture and distribution of hemp-derived THC products, across the U.S. and internationally. In the U.S., 47 states and the District of Columbia have legalized some form of legalized cannabis use, including low dose THC/CBD medical programs, for patients with certain qualifying conditions. In most of these medical states, a regulatory framework is in place whereby patients can receive a recommendation from a certified physician to purchase medical cannabis in approved dispensaries. In the U.S., 24 states, three territories and the District of Columbia have legalized cannabis for adult use. In many of these adult use states, customers can purchase cannabis from approved dispensaries by providing identification proving the customer is 21 years of age or older. In the European countries in which the Company operates, except Germany as of April 1, 2024, only medical cannabis sales are allowed. Internationally, cannabis products can be sold between jurisdictions.
While the Company seeks to build strong brands and brand recognition, under the current regulatory regime, a key aspect to successful distribution and strong margins is achieving “vertical integration” in each cannabis program in which it operates. Vertical integration means controlling the entire supply chain: from cultivating cannabis to processing the cannabis into oils and other formulated products and, ultimately, to selling the end-product to customers and/or patients.
The Company plans to continue to support the growth of its consolidated U.S. operations via expansion in three dimensions: (1) the acquisition of licenses in limited-license markets, (2) an accretive presence in current markets and (3) the optimization of exposure in mass markets. The Company’s growth plans are subject in each case to the applicable requirements of the TSX. The Company also plans to continue investing internationally, in an effort to expand its vertically integrated presence in major cannabis markets across Europe and, as such, position itself to benefit from the potential legalization of adult use across Europe. On March 22, 2024, Germany’s federal council passed a law allowing for the possession and cannabis for personal consumption starting from April 1, 2024. In contemplation of Germany’s legalization of adult use cannabis and in anticipation of other European countries following suit, the Company completed two strategic acquisitions aimed at expanding the Company’s international operations and equipping the Company with a secure and consistent supply of high quality, non-irradiated indoor EU-GMP flower supply.
Limited-License Markets. The majority of the markets in which the Company currently operates have formal regulations limiting the number of cannabis licenses that are awarded, thus forming high barriers to entry, limited market participants and protected market share in these limited-license states. Curaleaf intends to apply for new licenses or acquire businesses within certain limited-license markets in which the Company does not currently operate.
Increasing Presence in Current Markets. The Company plans to grow within its current markets by pursuing opportunities for vertical integration, acquiring additional dispensary licenses and/or entering into production and marketing relationships to further build its brand and expand its distributional footprint. The Company intends to apply for certain new licenses as available and determined by each jurisdiction.
Optimizing Exposure in Mass Markets. The Company has established itself as a market leader in the U.S. and has become a dominant player due to its competitive pricing, experienced management, strong capitalization and strong brand goodwill. In mass markets, which exhibit a free market dynamic typical of other industries and may be pressured by certain aspects beyond the Company’s control (e.g., unfavorable business and/or regulatory environment and/or lack of enforcement against the respective illicit markets), the Company intends to optimize its exposure by rationalizing its operations down to an asset-light structure, where its brands can maintain presence through licensing.
International Expansion. The Company believes it is currently the largest vertically integrated operator in the cannabis markets of Europe, with leading share in certain of its markets and the broadest overall footprint. The Company will continue to invest in vertical integration across Europe, in the form of licenses, production, medical clinics, brands and products, in order to grow its current share and position itself to benefit from the potential legalization of adult use cannabis.
The Company expects acquisition-related costs as well as marketing and selling expenses to increase as it expands its presence in current markets and expands into new markets, both domestically and internationally. The Company also expects to achieve operating efficiencies through synergies from acquisitions as well as via economies of scale that will arise through its continued expansion.
Operating Segments
The Company determines its operating segments according to how the business activities are managed and evaluated by the Company’s chief operating decision maker (“CODM”).
In October 2023, the Company announced the decision to adopt a decentralized operating model, structured to enhance the partnerships between the Company’s regional teams and the Company’s shared service teams. The restructure did not change the Company’s operating segments: (i) Domestic operations and (ii) International operations. These two operating/reportable segments reflect the manner in which the Company’s operations are managed, how the CODM allocates resources and evaluates performance and how the Company’s internal management of financial reporting is structured.
Domestic Operations
As of June 30, 2024, Curaleaf, Inc. derives the majority of its revenues from the U.S. states in which the Company operates. As of June 30, 2024, over 93% of the Company’s consolidated operations are in the U.S. The Company’s U.S.

operations are based in the states of Arizona, Connecticut, Florida, Illinois, Maine, Maryland, Massachusetts, Missouri, Nevada, New Jersey, New York, North Dakota, Ohio, Pennsylvania and Utah. The Company has also partnered with an accredited medical school in the U.S. and obtained a “clinical registrant” license in Pennsylvania.
On January 17, 2024, Curaleaf DH, Inc., a subsidiary of the Company, acquired Half Moon Nursery, Inc. and all assets of Dark Heart Nursery from Grace & Co. via forgiveness of a $7.0 million promissory note, plus interest and cash consideration of $1.7 million. For further details, see the section of this MD&A titled “Research and Development.”
On April 6, 2023 the Company completed the acquisition of Deseret Wellness (“Deseret”), the largest cannabis retail operator in Utah, with consideration consisting of cash and stock. The Deseret acquisition includes three retail dispensaries located in the cities of Park City, Provo and Payson. The Deseret acquisition immediately strengthened the Company’s retail footprint in Utah, providing the state's medical patients with a wide variety of quality products including cannabis flower, vape cartridges, edibles and concentrates.
For further details on the Company’s operations in the U.S., see the section of this MD&A titled Regulatory Environment: Issuers With United States Cannabis-Related Operations – The U.S. States the Company Operates In, Their Legal Framework and How It Affects Our Business.
International Operations
As of June 30, 2024, the Company’s primary international operations are based in the U.K., Canada, Germany, Poland, Portugal, Spain and Switzerland. The Company derives its retail cannabis revenues in the U.K., where it holds a pharmacy license that enables it to fulfil cannabis prescriptions directly to the patient through its online pharmacy. In other countries in Europe (as well as also in the U.K.), including Germany, Italy, Poland, Czech Republic, Switzerland, Sweden and Norway, the Company supplies cannabis on a wholesale basis to pharmacies and/or other local distributors.
On April 19, 2024, the Company completed the acquisition of all issued and outstanding shares of Northern Green Canada, Inc. (“NGC”) for total consideration of approximately $23.8 million, paid in cash and equity consideration. The acquisition includes contingent consideration that is dependent on NGC’s future performance. NGC is a vertically integrated Canadian licensed cannabis producer and distributor focused primarily on expanding in the international markets through its EU-GMP certification. The acquisition of NGC will equip the Company with a secure and consistent supply of high quality, non-irradiated indoor EU-GMP flower supply, which the Company considers essential to maintaining a leading position in Germany, the U.K. and Poland and to entering new international markets.
On February 2, 2024, the Company completed the acquisition of all issued and outstanding shares of Can4Med S.A. (“Can4Med”) for total consideration of €1.5 million, which consisted of equal parts cash consideration and equity consideration. The transaction included deferred consideration based on Can4Med’s future performance. Can4Med is the first medical cannabis-specialized wholesaler in Poland, specializing in acquisition, registration and distribution of medical cannabis and products containing THC and other cannabinoids in Poland. The acquisition of Can4Med. increased the Company’s international footprint.
On July 5, 2023, Curaleaf Portugal, LDA, a subsidiary of International Holdings, acquired the assets, including all equipment and lease rights, of Clever Leaves’ EU-GMP certified cannabis processing and warehousing facility in Setubal, Portugal. The Clever Leaves acquisition strategically positioned the Company to expand its cultivation capacity at Curaleaf Portugal to meet the expected growth across Europe, especially within the Company’s core markets: U.K. and Germany.
Refer to the heading “Risk Factors – General Business Risks – Expansion into Foreign Jurisdictions” of the Company’s AIF for more information on the risks to which the Company’s international operations are subjected.
Principal Products and Services
The Company and its affiliates operate in highly regulated markets that require expertise in cultivation, manufacturing, retail operations and logistics. The Company leverages its internal research and development capabilities to assist its state-licensed entities to manufacture cannabis products in multiple formats with high standards for safety, effectiveness, consistent quality and customer care. Currently, the Company cultivates, process, market and/or dispense a wide-range of permitted cannabis products across its operating markets, including: flower, pre-rolls and flower pods, dry-herb vaporizer cartridges, concentrates for vaporizing, such as pre-filled vaporizer cartridges and disposable vaporizer pens, concentrates for dabbing, such as distillate droppers, mints, topical balms and lotions, tinctures, lozenges, capsules and edibles.
In most of the U.S. and European markets in which the Company operates, its licensed entities are vertically-integrated, meaning the entire supply chain is managed from seed to sale, cultivating cannabis flower, processing the flower into manufactured products and selling the product to registered medical patients and/or adult consumers in states where adult use is legalized. In most U.S. states in which the Company’s licensed entities operate, products are sold under the Curaleaf and Select brands as well as in the Company's licensed dispensaries. The Company is committed to being the industry’s leading resource in education and advancement through research and advocacy and is focused on developing a trusted, national brand.
The Company believes that it has developed the in-house resources to ensure its U.S. state-licensed entities maintain best practices in cannabis cultivation, processing and dispensing and are dedicated to staying at the forefront of technology in the industry. The Company continues to invest strategically in infrastructure to ensure its U.S. state-licensed entities maintain low overall production costs and adaptability in their product mix to ensure timely response to the rapidly developing cannabis market. The Company intends to use its footprint to share know-how and technology throughout its operations.
•Cultivation: The Company’s U.S. cultivation facilities have 176 unique cultivars in the production phase, which have been tested and characterized for yield, cannabinoid content and other properties. Additionally, the Company’s state-licensed entities cultivate cannabis using a variety of methods, including greenhouse, outdoor, indoor and two-tier indoor cultivation.
•Extraction and Purification: The Company’s U.S. extraction facilities use proprietary processes for cannabis and terpene purification. The Company believes its manufacturers are industry leaders in achieving the desired composition of cannabinoids and terpenes in finished products through processing and purification; thereby enabling timely response to trends in medical product formulation.
•Formulation and Quality Control: The Company’s U.S. processing facilities produce a wide spectrum of solid, liquid and inhaled products utilizing its vast in-house knowledge and experience. By combining expert cultivation, manufacturing and analytical laboratory operations, our processors have developed a complete in-house quality assurance and quality control program. In-house quality assurance enables rapid product development cycles and production of higher quality consumer products.
Research and Development
The Company’s research and development activities primarily focus on optimizing cultivation and manufacturing techniques, developing new manufactured products and on understanding the medical benefits of cannabis.
The Company collects data on the number of grams of cannabis flower produced per watt of light, per square foot and per plant. This allows cultivators to gain insights on optimal cultivation methods by adjusting certain variables, such as cannabis strain variety and plant spacing. The Company’s cultivators also institute pest management techniques in facilities and document successes and failures, sharing this knowledge across its cultivation operations.
The Company also researches new methods of cannabis extraction for the development of new manufactured products. The Company’s research and development activities operate on an on-going basis, as the Company continually seeks to improve current methods for its licensed businesses.
The Company’s acquisition of Dark Heart Nursery (“Dark Heart”), in the first quarter of 2024, represents a pivotal step forward in advancing the Company’s research and development endeavors within the cannabis industry and solidifying further the Company’s commitment to excellence and innovation in the cannabis space. With access to Dark Heart's exclusive cannabis strains and know-how, the Company is positioned to deepen its understanding of cultivation techniques and genetic properties as well as use this knowledge to drive continuous improvement across the Company’s licensed operations. The Company anticipates this strategic acquisition will enable it to refine its cultivation practices, optimize yield efficiency and explore new avenues for product innovation.
Internationally, the Company continues to develop its clinical research program and in 2021 set up the first bench to bedside medicinal cannabis research and drug development pipeline with basic science and clinical research collaborations across leading universities, including Imperial College and Institute for Cancer Research. This program has included in vitro experiments, which have helped discover the mechanism of action of cannabinoids and terpenes in blocking pain signals. In addition, these experiments have also yielded the optimum ratios of cannabinoids and terpenes best used in the treatment of pain. These experiments have been published across four studies in the Journal of Pain Research and the International Journal of Molecular Sciences between 2021 and 2023.

In addition, the Company has further developed the pioneering U.K. Medical Cannabis Registry (the “U.K. Registry”), now the largest European real-world patient registry on medical cannabis prescribing. The U.K. Registry published four analyses of the Company’s own branded and manufactured cannabis medicines for the treatment of chronic conditions in U.K. patients, the most recent of which was in February 2024. These analyses revealed positive findings in patients prescribed oils, dried flower and a combination of the Company’s products in anxiety, chronic pain, and across all conditions. The results of the four analyses have been presented at international scientific conferences and published in peer reviewed journals, the most recent. Two additional evaluations of the Company’s medical cannabis products in chronic pain and fibromyalgia have also been completed. The results of these were presented at the International Cannabinoid Research Society’s annual conference in Toronto in June 2023. They have also all been submitted for peer-reviewed publication.

The Company has continued to be an industry leader in publishing real-world evidence in Europe. At present, 24 research publications have arisen from the U.K. Medical Cannabis Registry, covering chronic pain, anxiety, insomnia, fibromyalgia, autism spectrum disorder, attention-deficit hyperactivity disorder (“ADHD”), PTSD, depression, inflammatory bowel disease, headaches, multiple sclerosis, and childhood epilepsy. This collective research has received three awards to date from the Japanese Society of Neuropsychopharmacology and the journal ‘Neuropsychopharmacology Reports’.

In addition, the Company has published 17 further peer-reviewed research articles that demonstrate the value patients place in the Company’s own research performed using the U.K. Medical Cannabis Registry, alongside providing expert commentary on the use of medical cannabis for the treatment of neurological disorders, inflammatory bowel disease, depression and ADHD. The Company has published leading opinion pieces on the status of medical cannabis research, in addition to conducting fundamental research on the perceived stigma of medical cannabis patients in the U.K. and the prevalence of illicit cannabis use for health reasons, which is strategically important in the future education of patients, public and healthcare professionals.

During the first half of 2024, the Company published nine research papers in the U.K., with an additional two research papers accepted for publication in the near future. The Company has a total of five studies submitted for peer review at present, with the majority of these expected to be published during 2024.
Production and Sales
As of June 30, 2024, the Company had 19 cultivation facilities in the U.S. totaling approximately 1.3 million square feet as well as 22 U.S. processing facilities. Each new manufacturing site is built to ISO 8 clean room specifications and employs advanced nutritional and pharmaceutical formulations technology for optimal delivery methods. Each production facility (cultivation and processing) primarily focuses on the commercialization of cannabis products, with a strict focus on quality control and patient care.
The Company’s primary method of sales in the U.S. currently occurs through its licensed dispensaries across the U.S. In addition, certain of the Company’s dispensaries offer home delivery services across several U.S. states, in compliance in all material respects with applicable regulations in those U.S. states. In Nevada, Utah and Florida, the Company offers drive-thru service at select dispensaries. In multiple states, the Company’s dispensaries offer customers the option to order online to pick-up in store. In Europe, the method of sales occurs through medical cannabis distribution in the U.K., Germany and Switzerland and a medical cannabis pharmacy (direct to patient) in the U.K. as well as by supplying medical and/or adult use cannabis wholesale to several jurisdictions, including Italy and Germany.
The Company aims to expand dispensary e-commerce operations and delivery operations, where permitted, to offer convenient access to its customers and meet the demands of an evolving retail landscape.
Intellectual Property
The Company has spent considerable time and resources to establish premium and recognizable brands amongst consumers and retailers in the cannabis industry. The Company has developed multiple proprietary product formats, technologies and processes to ensure the high quality of licensees’ premium cannabis products. These proprietary technologies and processes include its cultivation and extraction techniques, product formulations and cannabis delivery and monitoring systems. While actively determining and pursuing the patentability of these processes and materials, the Company ensures confidentiality through the use of non-disclosure and confidentiality agreements.
The Company has one federally registered patent with the United States Patent and Trademark Office (“USPTO”) and two pending patent applications. Additionally, as of June 30, 2024, the Company had several registered trademarks and multiple trademarks that have been filed and are pending approval with the USPTO, and the Company is actively pursuing the filing of additional trademarks. All federal registered trademarks in the U.S. are subject to renewal 10 years from the date of registration. As of June 30, 2024, Curaleaf had 80 state trademark registrations. The Company is actively pursuing the filing of additional trademarks. The Company also has a significant number of trademarks registered and pending in various international jurisdictions.
In addition to its patent and trademarks, the Company owned, as of June 30, 2024, numerous website domains, including www.curaleaf.com, as well as numerous accounts across all major social media platforms.
The Company maintains an in-house legal team, as well as engages outside legal counsel, to actively monitor and identify potential infringements on its intellectual property.
Competitive Conditions
The cannabis industry is highly competitive. The Company competes on quality, price, brand recognition and distribution strength. The Company’s cannabis products compete with other products for consumer purchases, as well as for shelf space in retail dispensaries and wholesaler attention. The Company competes with numerous cannabis producing companies with various business models, from small family-owned operations to multi-billion-dollar market capitalized multi-state operators. In certain markets, there are also a number of illegally operating dispensaries, which serve as competition. In some markets such as New York, the number of illegal retail dispensaries has been publicly reported to far exceed the number of legal (licensed) cannabis dispensaries. Moreover, competition from illegal operators is not limited to the retail market segment itself. The Company maintains an operational footprint primarily in U.S. states with high barriers to entry and limited market participants as a result of the limited availability of state licenses and/or local permitting as well as stringent operating requirements. The majority of the markets in which the Company’s licensees operate have formal regulations limiting the number of cannabis licenses that will be awarded, helping to ensure the Company’s market share is protected in these limited-market states under the current regulatory framework. The Company also faces competition from a number of companies operating in the European medical cannabis sector and in each specific country where the Company operates and intends to operate.
As cannabis remains federally illegal in the U.S., businesses seeking to enter the industry face additional challenges when accessing capital. Presently, there exists no reliable source of U.S. bank lending or equity capital available to fund operations in the U.S. cannabis sector. Nevertheless, the Company is well-capitalized and believes that the level of expertise and significant capital investment required to operate its large-scale, vertically-integrated cannabis operations make it difficult and inefficient for smaller cannabis operators to enter this sector of the market. As the cannabis industry continues to rapidly expand and its liberalization accelerates, it should be expected that the Company will face competition from other companies, some of which can be expected to have longer operating histories and more financial, production resources, marketing resources and experience than the Company.
For additional details on the competition faced by the Company, refer to the “Risk Factors” section in the AIF. For additional details on the U.S. regulatory environment and the U.S. states in which the Company operates, refer to the “Regulatory Environment: Issuers With United States Cannabis-Related Operations” section in this MD&A. The Company, through International Holdings, also faces competition from a number of companies operating in the European medical cannabis sector and in each specific country where the Company operates and intends to operate. Refer to the heading “Risk Factors – General Business Risks – Expansion into Foreign Jurisdictions” of the AIF.

Components of Our Results of Operations
U.S. Operations
Revenue
Retail and Wholesale Revenue
The Company derives its domestic retail and wholesale revenue in U.S. states in which it is licensed to cultivate, process, distribute and sell cannabis and other hemp-derived products. The Company sells directly to customers at its retail stores and sells wholesale to third-party dispensaries or processors.
Internationally, the Company also derives retail revenues in the U.K., where it holds a pharmacy license which enables it to fulfill cannabis prescriptions directly to the patient through its online pharmacy. The Company also supplies cannabis on a wholesale basis to pharmacies and other distributors based in Australia, New Zealand, Canada and across Europe, including Germany, Italy and Poland. All products that are supplied to Italy are sold to wholesalers who import the Company’s products. Non-cannabis revenues are all derived from wholesale operations in Spain, the U.K. and Germany.
For most of its locations, the Company offers a loyalty reward program to its retail dispensary customers that allows customers who enroll in the program to earn reward points at point of sale for use on future purchases. Loyalty reward points earned by the Company’s retail customers upon purchase are recognized as a reduction of revenue at the time of sale.
Management Fee Income
Management fee income primarily represents revenue related to management services agreements (“MSAs”) pursuant to which the Company provides professional services, including cultivation, processing and retail know-how, back-office administration, intellectual property licensing, real estate leasing services and lending facilities to medical and adult use cannabis licensees. In addition, management fee income includes royalty fees earned on third-party use of certain of the Company’s licenses, as well as logistics service fees and consultation fees earned in the Company’s international operations. The Company recognizes management fee income on a straight-line basis over the term of the associated agreements as services are provided.
Cost of Goods Sold
Cost of goods sold are derived from costs related to the cultivation and production of cannabis and from wholesale purchases made from other licensed producers within markets in which the Company operates. Cost of goods sold includes the costs directly attributable to the production of inventory and amounts incurred in the cultivation and manufacture of finished goods, such as flower, concentrates and edibles. Direct and indirect costs include, but are not limited to, biomass material, labor, supplies, depreciation expense on production equipment, utilities as well as facilities costs associated with cultivation.
Gross Profit
Gross profit is revenue less cost of goods sold. The Company does not utilize all available capacity, as the Company has built operations ahead of current capacity needs in contemplation of its strategic growth and market expansion plans.
Operating Expenses
In the Company’s U.S. operations, salaries and benefits include non-cost-of-goods sold labor for each retail location and corporate labor expenses. Sales and marketing expenses consist of selling costs to support the Company’s retail stores, including branding and marketing expenses and product development expenses.
In the Company’s international operations, salaries and benefits include non-cost-of-goods sold labor, for each country in which the Company operates, and corporate labor expenses. Sales and marketing expenses consist of marketing expenses to support patient and doctor awareness of International Holdings’ medical cannabis products and are focused in two key markets, U.K. and Germany.

Professional fees consist of accounting, legal and acquisition related expenses. The Company expects these fees to fluctuate as expansion continues and subsequent acquisitions occur.
Other general and administrative expenses consist of travel, general office supplies and monthly services, facilities and occupancy, insurance, director fees and new business development expenses.
The Company expects personnel and selling costs to increase proportionally with each store opening and/or international expansion and expects all other operating expenses to level off as operations are scaled in each market.
Other Income (Expense)
Interest income
The Company has notes receivable with various parties that earned interest income.
Interest expense
Interest expense consists of interest on the Company’s outstanding borrowings under various promissory note agreements, amortization of debt discounts and deferred financing costs and the interest accreted on the Company’s outstanding lease and sale-leaseback arrangements.
Other income (expense), net
Other income (expense), net consists of gains and losses related to fair value remeasurements, investments, gains and losses on the disposal of assets and liabilities, gains and losses on the extinguishment of debt and impairment losses. In the Company’s international operations, Other income (expense), net primarily consists of gains and losses incurred in the mark-to-market revaluation of marketable securities held by the Company as well as gains and losses on the disposal of assets and liabilities.
Provision for income taxes
The Company’s Provision for income taxes is comprised of current and deferred taxes. Current taxes are recognized on taxable income (loss) for the fiscal period, as adjusted for unrealized tax benefits, changes in tax receivables (payables) that arose in a prior period and recovery of taxes paid in a prior period. Current taxes are measured using tax rates and laws enacted during the period within which the taxable income (loss) arose. Current taxes can also arise from dividends. Current tax assets and liabilities are offset only if the right of offset exists.
Deferred taxes are recognized with respect to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax basis, with certain exceptions. Deferred taxes are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. If the Company determines, based on available evidence, that it is more likely than not that all or a portion of a deferred tax asset will not be realized, a valuation allowance is established to reduce the deferred tax asset by the amount expected to be unrealizable. Management reassesses the need for a valuation allowance at the end of each reporting period and takes into consideration, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability and the duration of statutory carryforwards.
As of June 30, 2024, the Company has adopted a new federal and state income tax position, asserting that the restrictions of Section 280E of the Internal Revenue Code (“Section 280E”) do not apply to the Company’s cannabis operations. In addition, the Company intends to file amended federal and state income tax returns with refund claims for several of the Company's business entities for the year 2022. The decision to adopt this position is supported by legal interpretations that challenge the Company's tax liability as determined pursuant to Section 280E. If the Company’s interpretation is upheld, the Company’s financial position could be significantly enhanced by the ability to deduct additional ordinary and necessary business expenses that are non-deductible under Section 280E
While the Company believes its position is supported by sound legal reasoning, the cannabis industry remains in a complex regulatory environment. The U.S. federal illegality of cannabis poses unique challenges and uncertainties, including the potential for differing interpretations and enforcement actions. The Company is prepared to vigorously defend its tax position if challenged and will continue to monitor legal developments in this matter closely; however, the Company cannot be certain that it will prevail on this issue with the IRS. As a precautionary measure, if the Company were not to prevail on this issue with the IRS, it has set aside reserves to mitigate the potential financial impact of such a determination, which is recognized within the Company’s Uncertain tax position liability on its Condensed Interim Consolidated Balance Sheets (Unaudited) in the accompanying Consolidated Financial Statements. The $260.7 million increase in the Company’s Uncertain tax position liability from $79.1 million as of December 31, 2023 to $339.8 million as of June 30, 2024 was offset by a corresponding reduction in the Company’s Income tax payable. The Company believes it is reasonably possible that its Uncertain tax position liability will continue to increase over the next 12 months, while its new federal and state income tax position is in dispute with the IRS.
For further details, see “The Company Is Likely To Be Audited By The IRS And The IRS Is Likely To Challenge The Non-Application of Section 280E To The Company’s U.S. Marijuana Operations.” within the Risk Factors section of the accompanying Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2024 and 2023.
Selected Financial Information
The following tables set forth select unaudited condensed interim consolidated financial information and were derived from the Consolidated Financial Statements. The following financial information may not be indicative of the Company’s future performance.
The following table summarizes the Company’s Condensed Interim Consolidated Statements of Operations (Unaudited) for the three months ended June 30, 2024, June 30, 2023 and March 31, 2024:

				Variance
	Three Months Ended			June 30, 2024 vs. June 30, 2023		June 30, 2024 vs. March 31, 2024
	June 30, 2024	June 30, 2023	March 31, 2024	$	%	$	%
Revenues, net	$342,286	$335,551	$338,932	$6,735	2%	$3,354	1%
Cost of goods sold	181,821	187,788	178,028	(5,967)	(3)%	3,793	2%
Gross profit	160,465	147,763	160,904	12,702	9%	(439)	—%
Operating expenses	152,918	152,040	148,202	878	1%	4,716	3%
Other expense, net	(24,709)	(20,360)	(24,189)	(4,349)	21%	(520)	2%
Provision for income taxes	(31,391)	(41,951)	(40,090)	10,560	(25)%	8,699	(22)%
Net loss from continuing operations	(48,553)	(66,588)	(51,577)	18,035	(27)%	3,024	(6)%
Net (loss) income from discontinued operations	(1,277)	(7,904)	567	6,627	(84)%	(1,844)	(325)%
Net loss	(49,830)	(74,492)	(51,010)	24,662	(33)%	1,180	(2)%
Less: Net loss attributable to non-controlling interest	(945)	(3,250)	(2,697)	2,305	(71)%	1,752	(65)%
Net loss attributable to Curaleaf Holdings, Inc.	$(48,885)	$(71,242)	$(48,313)	$22,357	(31)%	$(572)	1%
Net loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted	$(0.06)	$(0.10)	$(0.07)	$0.04	(40)%	$0.01	(14)%

The following table summarizes the Company’s Condensed Interim Consolidated Statements of Operations (Unaudited) for the six months ended June 30, 2024 and June 30, 2023:

			Variance
	Six months ended June 30,		2024 vs. 2023
	2024	2023	$	%
Revenues, net	$681,218	$668,191	$13,027	2%
Cost of goods sold	359,849	359,986	(137)	—%
Gross profit	321,369	308,205	13,164	4%
Operating expenses	301,120	294,503	6,617	2%
Other expense, net	(48,898)	(41,488)	(7,410)	18%
Income tax expense	(71,480)	(82,683)	11,203	(14)%
Net loss from continuing operations	(100,129)	(110,469)	10,340	(9)%
Net loss from discontinued operations	(710)	(20,492)	19,782	(97)%
Net loss	(100,839)	(130,961)	30,122	(23)%
Less: Net loss attributable to non-controlling interest	(3,642)	(5,339)	1,697	(32)%
Net loss attributable to Curaleaf Holdings, Inc.	$(97,197)	$(125,622)	$28,425	(23)%
Net loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted	$(0.13)	$(0.18)	$0.05	(28)%
The following tables summarize the Company’s revenue by segment for the three months ended June 30, 2024, June 30, 2023 and March 31, 2024:

				Variance
	Three Months Ended			June 30, 2024 vs. June 30, 2023		June 30, 2024 vs. March 31, 2024
	June 30, 2024	June 30, 2023	March 31, 2024	$	%	$	%
Domestic revenues, net:
Retail revenue	$255,198	$270,809	$260,569	$(15,611)	(6)%	$(5,371)	(2)%
Wholesale revenue	61,456	49,735	57,886	11,721	24%	3,570	6%
Management fee income	392	828	414	(436)	(53)%	(22)	(5)%
Total domestic revenues, net	$317,046	$321,372	$318,869	$(4,326)	(1)%	$(1,823)	(1)%

				Variance
	Three Months Ended			June 30, 2024 vs. June 30, 2023		June 30, 2024 vs. March 31, 2024
	June 30, 2024	June 30, 2023	March 31, 2024	$	%	$	%
International revenues, net:
Retail revenue	$8,845	$4,763	$7,502	$4,082	86%	$1,343	18%
Wholesale revenue	15,339	8,733	11,620	6,606	76%	3,719	32%
Management fee income	1,056	683	941	373	55%	115	12%
Total international revenues, net	$25,240	$14,179	$20,063	$11,061	78%	$5,177	26%

The following tables summarize the Company’s revenue by segment for the six months ended June 30, 2024 and June 30, 2023:

			Variance
	Six months ended June 30,		2024 vs. 2023
	2024	2023	$	%
Domestic revenues:
Retail revenue	$515,768	$537,961	$(22,193)	(4)%
Wholesale revenue	119,342	101,852	17,490	17%
Other	806	1,616	(810)	(50)%
Total domestic revenues	$635,916	$641,429	$(5,513)	(1)%

			Variance
	Six months ended June 30,		2024 vs. 2023
	2024	2023	$	%
International revenues:
Retail revenue	$16,346	$8,863	$7,483	84%
Wholesale revenue	26,959	16,628	10,331	62%
Other	1,997	1,271	726	57%
Total international revenues	$45,302	$26,762	$18,540	69%
The following table summarizes total assets and long-term financial liabilities as of June 30, 2024 and December 31, 2023:

	June 30, 2024	December 31, 2023
Total assets	$3,082,952	$3,096,576
Long-term liabilities	1,583,270	1,431,250
See “Results of Operations for the three and six months ended June 30, 2024 and 2023” in this MD&A for further discussion of the key significant drivers of the Company’s financial performance during the three and six months ended June 30, 2024 and 2023.
Key Developments During The Three Months Ended June 30, 2024
•April 19, 2024, the Company completed the acquisition of all issued and outstanding shares of Northern Green Canada, Inc. (“NGC”) for total consideration of approximately $23.8 million, paid in cash and equity consideration. NGC is a vertically integrated Canadian licensed cannabis producer and distributor focused primarily on expanding in the international market through its EU-GMP certified product offering. The acquisition of NGC will equip the Company with a secure and consistent supply of high quality, non-irradiated indoor EU-GMP flower supply, which the Company considers essential to maintaining a leading position in Germany, the U.K. and Poland as well as supporting expansion into new international markets.
•April 29, 2024, the Company closed on the sale of Rokshaw Limited’s noncannabis operation to Thistle Pharma Limited. The total proceeds received in the sale included cash consideration of £3.3 million consisting of £0.5 million paid upon signing of the definitive agreement, £1.8 million paid at the date of close and £0.5 million payable on the first and second anniversary of the closing date.
•April 30, 2024, the Department of Justice announced its recommendation to reschedule cannabis from Schedule I to Schedule III, citing the medical benefits and lower abuse potential for cannabis. The proposed rule is under the review process of the U.S. Drug Enforcement Agency (the “DEA”), for which there is no set statutory deadline. Rescheduling, as defined within the section Regulatory Environment: Issuers With United States Cannabis-Related Operations of this MD&A, could result in U.S. federal money laundering laws no longer applying to state-licensed cannabis businesses, which would potentially increase the Company’s access to banking and capital markets and reduce the Company’s cost of capital significantly. The Company would also benefit from a reduction in the liability associated with Schedule III versus Schedule I drugs, and the potential destigmatization of cannabis and cannabis-based businesses. For further details, refer to Regulatory Environment: Issuers With United States Cannabis-Related Operations - U.S. Federal Overview of this MD&A.
•April 30, 2024, in an arms-length transaction, the Company paid $14.3 million to purchase for cancellation Senior Secured Notes – 2026, that had a face value of $15.0 million. The Company also reduced accrued interest it had been accruing from December 15, 2023 through April 30, 2024 specific to the notes purchased for cancellation.
•May 28, 2024, the Company announced its official partnership as a founding member of the UK Cannabinoid Research and Development Group. This groundbreaking task force is set to develop the UK’s first comprehensive cannabinoid research and development strategy.
•June 24, 2024, the Company announced the launch of a new hemp-derived product line available to consumers through its online storefront, TheHempCompany.com. With this new offering of naturally derived hemp THC edibles and beverages under the Company’s Select and Zero Proof brands, the Company is positioned to be the industry-leader within this market. This new venture will allow direct-to-consumer access via the new website, and will make safe, regulated, quality-controlled hemp-derived products easily accessible for age-appropriate consumers.
Key Developments Subsequent To June 30, 2024
On August 6, 2024, the Company commenced adult use operations in Ohio, and its Newark dispensary opened for both adult use and medical patients. Additionally, adults over the age of 21 are able to purchase the Company’s cannabis products from third-party state-licensed dispensaries across Ohio.

Results of Operations – Consolidated
The following discussion summarizes the Company’s results of operations for the three and six months ended June 30, 2024 and June 30, 2023:
Comparison of the three months ended June 30, 2024 to the three months ended March 31, 2024

			Variance
	Three Months Ended		June 30, 2024 vs. March 31, 2024
	June 30, 2024	March 31, 2024	$	%
Revenues, net:
Retail revenues	$264,043	$268,071	$(4,028)	(2)%
Wholesale revenues	76,795	69,506	7,289	10%
Management fee income	1,448	1,355	93	7%
Total revenues, net	342,286	338,932	3,354	1%
Cost of goods sold	181,821	178,028	3,793	2%
Gross profit	160,465	160,904	(439)	—%
Gross profit margin	47%	47%	—%	—%
Operating expenses	152,918	148,202	4,716	3%
Income from operations	7,547	12,702	(5,155)	(41)%
Total other expense, net	(24,709)	(24,189)	(520)	2%
Loss before provision for income taxes	(17,162)	(11,487)	(5,675)	49%
Provision for income taxes	(31,391)	(40,090)	8,699	(22)%
Net loss from continuing operations	(48,553)	(51,577)	3,024	(6)%
Net (loss) income from discontinued operations	(1,277)	567	(1,844)	(325)%
Net loss	(49,830)	(51,010)	1,180	(2)%
Less: Net loss attributable to non-controlling interest	(945)	(2,697)	1,752	(65)%
Net loss attributable to Curaleaf Holdings, Inc.	$(48,885)	$(48,313)	$(572)	1%
Revenues, net
Total revenues, net was $342.3 million for the three months ended June 30, 2024 compared to $338.9 million for the prior quarter, which represents an increase of $3.4 million or 1% during the current quarter.
The sequential growth in Total revenues, net during the current quarter was driven by the Company’s continued initiatives in 2024 to expand its brand presence and grow its wholesale operations, which as a result, significantly increased the Company’s Wholesale revenues during the current quarter. This increase was offset by a sequential decrease in Retail revenues during the current quarter, as a result of increased competition as additional stores are opened and, in certain states, as additional licenses are granted.
International operations contributed $5.2 million of the increase in the Company’s Total revenues, net during the current quarter, which was partially offset by a decrease of $1.8 million in the Company’s Total revenues, net from its Domestic operations during the same period.
Gross profit
Gross profit for the three months ended June 30, 2024 and for the prior quarter was $160.5 million, or 47% of Total revenues, net, and $160.9 million, or 47% of Total revenues, net, respectively.
The primary drivers of the change in Gross profit are correlated with those discussed above within Revenues, net.

Total operating expenses
Refer to the corresponding sub-section on pages 75 - 76.
Total other expense, net
Refer to the corresponding sub-section on pages 76 - 77.
Provision for income taxes
The Company recorded Provision for income taxes from continuing operations of $31.4 million for the three months ended June 30, 2024, a decrease of $8.7 million or 22% compared to Provision for income taxes from continuing operations of $40.1 million in the prior quarter.
The decrease in income tax expense is primarily attributable to a change in tax rate in certain state jurisdictions, which resulted in a decrease in the Company's state income tax liabilities as compared to the prior quarter.
Net loss from continuing operations
Net loss from continuing operations for the three months ended June 30, 2024 was $48.6 million, a decrease of $3.0 million, or 6%, compared to a Net loss from continuing operations of $51.6 million in the prior quarter. The decrease during the current quarter is the result of the aggregate net impact of the aforementioned factors discussed in the “Results of Operations” section of this MD&A.
Net loss from discontinued operations
Net loss from discontinued operations for the three months ended June 30, 2024 was $1.3 million, an increase of $1.8 million, compared to Net income from discontinued operations of $0.6 million in the prior quarter. The increase in net loss is primarily due to the reversal of the income tax benefit recognized in the first quarter of 2024 that resulted from the Company’s current quarter projection of its total tax expense at December 31, 2024.

Comparison of the six months ended June 30, 2024 and 2023

			Variance
	Six months ended June 30,		2024 vs. 2023
	2024	2023	$	%
Revenues, net:
Retail revenues	$532,114	$546,824	$(14,710)	(3)%
Wholesale revenues	146,301	118,480	27,821	23%
Management fee income	2,803	2,887	(84)	(3)%
Total revenues, net	681,218	668,191	13,027	2%
Cost of goods sold	359,849	359,986	(137)	—%
Gross profit	321,369	308,205	13,164	4%
Gross profit margin	47%	46%	—	—%
Operating expenses	301,120	294,503	6,617	2%
Income from operations	20,249	13,702	6,547	48%
Total other expense, net	(48,898)	(41,488)	(7,410)	18%
Loss before provision for income taxes	(28,649)	(27,786)	(863)	3%
Provision for income taxes	(71,480)	(82,683)	11,203	(14)%
Net loss from continuing operations	(100,129)	(110,469)	10,340	(9)%
Net (loss) income from discontinued operations	(710)	(20,492)	19,782	(97)%
Net loss	(100,839)	(130,961)	30,122	(23)%
Less: Net loss attributable to non-controlling interest	(3,642)	(5,339)	1,697	(32)%
Net loss attributable to Curaleaf Holdings, Inc.	$(97,197)	$(125,622)	$28,425	(23)%
Revenues, net
Total revenues, net for the six months ended June 30, 2024 was $681.2 million, an increase of $13.0 million, or 2%, compared to Total revenues, net of $668.2 million for the six months ended June 30, 2023.
The increase in Total revenues, net for the six months ended June 30, 2024 was driven by the Company’s strategic decision in 2024 to expand its brand presence and grow its wholesale operations, which, as a result, significantly increased the Company’s Wholesale revenues during the six months ended June 30, 2024. This increase was offset by a decrease in Retail revenues, as a result of increased competition as additional stores are opened and, in certain states, additional licenses are granted.
International operations contributed $18.5 million of the increase in the Company’s Total revenues, net during the six months ended June 30, 2024, which was partially offset by a decrease of $5.5 million in the Company’s Total revenues, net from its Domestic operations during the same period.
Gross profit
Gross profit for the six months ended June 30, 2024 and 2023 was $321.4 million, or 47% of Total revenues, net, and $308.2 million, or 46% of Total revenues, net, respectively.
The primary drivers of the change in Gross profit during the six months ended June 30, 2024 are correlated with those discussed above within Revenues, net.
Total operating expenses
Refer to the corresponding sub-section on pages 75 - 76.

Total other expense, net
Refer to the corresponding sub-section on pages 76 - 77.
Provision for income taxes
The Company recorded income tax expense of $71.5 million for the six months ended June 30, 2024, a decrease of $11.2 million, or 14%, compared to $82.7 million in the prior year six months.
The decrease was primarily due to a change in tax rate in certain state jurisdictions, which resulted in a decrease in the Company's state income tax liabilities as compared to the prior year six months.
Net loss from continuing operations
Net loss from continuing operations for the six months ended June 30, 2024 and 2023 was $100.1 million and $110.5 million, respectively, which represents a decrease of $10.3 million, or 9%. The decrease in Net loss from continuing operations during the current quarter derives from the aggregate net impact of the aforementioned factors discussed in the “Results of Operations – Consolidated” section of this MD&A.
Net loss from discontinued operations
Net loss from discontinued operations for the six months ended June 30, 2024 was $0.7 million and Net loss from discontinued operations for the six months ended June 30, 2023 was $20.5 million, representing a decrease of $19.8 million, or 97%. The decrease in Net loss from discontinued operations is primarily due to the wind down of the Company’s discontinued operations that commenced in 2023. For further details, see Note 6 — Discontinued operations of the Company’s accompanying Consolidated Financial Statements.

Total operating expenses
Comparison of the three months ended June 30, 2024 to the three months ended March 31, 2024

			Variance
	Three Months Ended		June 30, 2024 vs. March 31, 2024
	June 30, 2024	March 31, 2024	$	%
Salaries and benefits	$58,789	$57,763	$1,026	2%
Sales and marketing	13,475	11,154	2,321	21%
Rent and occupancy	13,410	13,314	96	1%
Travel	1,767	1,545	222	14%
Professional fees	6,658	5,482	1,176	21%
Office supplies and services	10,952	11,254	(302)	(3)%
Other	4,456	3,880	576	15%
Total selling, general and administrative expense	109,507	104,392	5,115	5%
Depreciation and amortization	36,568	36,301	267	1%
Share-based compensation	6,843	7,509	(666)	(9)%
Total operating expenses	$152,918	$148,202	$4,716	3%
Total operating expenses for the three months ended June 30, 2024 was $152.9 million, an increase of $4.7 million or 3%, compared to $148.2 million for the prior quarter. Sales and marketing increased primarily due to higher promotional spend on certain cannabis-based holidays, such as 420, and higher marketing spend from the Company’s launch of new and enhanced product offerings during the current quarter. Salaries and benefits increased during the current quarter as it contained a full quarter of impact of the annual increase to salaries and wages (including payroll taxes) that occurred late in the first quarter of 2024 and increase to headcount as a result of the acquisition of NGC. Professional fees increased from prior quarter primarily as a result of the acquisition of NGC and increased advisory costs on certain transactions and initiatives.
Total operating expenses represented 45% and 44% of Total revenues, net for the three months ended June 30, 2024 and March 31, 2024, respectively.
Comparison of the six months ended June 30, 2024 and 2023

	Six months ended June 30,		Variance
	2024	2023	$	%
Salaries and benefits	$116,552	$107,079	$9,473	9%
Sales and marketing	24,629	20,236	4,393	22%
Rent and occupancy	26,723	24,370	2,353	10%
Travel	3,312	3,328	(16)	—%
Professional fees	12,139	22,686	(10,547)	(46)%
Office supplies and services	22,206	24,611	(2,405)	(10)%
Other	8,338	16,885	(8,547)	(51)%
Total selling, general and administrative expense	213,899	219,195	(5,296)	(2)%
Depreciation and amortization	72,869	67,352	5,517	8%
Share-based compensation	14,352	7,956	6,396	80%
Total operating expenses	$301,120	$294,503	$6,617	2%
Total operating expenses for the six months ended June 30, 2024 was $301.1 million, an increase of $6.6 million, or 2%, compared to $294.5 million for the six months ended June 30, 2023. This increase is largely attributable to the Company’s organic and acquisitional growth during the current six months. During the six months ended June 30, 2024, the Company continued to make strategic acquisitions and dispositions, including the acquisitions of Can4Med and NGC and the sale of certain noncannabis operations in the U.K. In addition, The Company opened two new retail dispensaries, commenced adult use sales in one of its dispensaries in New York and expanded its product offerings.
Salaries and benefits, Depreciation and amortization and Share-based compensation for the six months ended June 30, 2024 were most unfavorably impacted by the operational developments and drivers discussed above. These increases were partially offset by reduced expenses for labor and travel, as a result of various cost savings initiatives implemented in 2024.
Professional fees decreased significantly during the six months ended June 30, 2024 as a result of not being burdened with certain unique transactions that commenced or were consummated during the six months ended June 30, 2023, such as the Company’s conversion to U.S. GAAP, restatements of prior period financial statements, assessments of material weaknesses identified in the first quarter of 2023 and certain capital transactions.
Office supplies and services decreased significantly as a result of the Company’s efforts to optimize its banking fees. Other also benefited from the Company’s efforts to minimize credit risk with its wholesale customers and increased COGS allocation.
Total operating expenses represented 44% of Total revenues, net for the six months ended June 30, 2024 and 2023.
Total other expense, net
Comparison of the three months ended June 30, 2024 to the three months ended March 31, 2024

			Variance
	Three Months Ended		June 30, 2024 vs. March 31, 2024
	June 30, 2024	March 31, 2024	$	%
Interest income	$310	$17	$293	1724%
Interest expense	(14,792)	(15,363)	571	(4)%
Interest expense related to lease liabilities and financial obligations	(10,328)	(10,416)	88	(1)%
(Loss) gain on impairment	(1,774)	3,926	(5,700)	(145)%
Other income (expense), net	1,875	(2,353)	4,228	(180)%
Total other expense, net	$(24,709)	$(24,189)	$(520)	2%
Comparison of the three months ended June 30, 2024 to the three months ended March 31, 2024
Total other expense, net for the three months ended June 30, 2024 was $24.7 million, an increase of $0.5 million, or 2%, compared to $24.2 million for the prior quarter.
Other income (expense), net increased primarily as a result of the Company’s recognition of a gain on the disposal of certain assets and the fair value remeasurement of the Company’s contingent consideration liabilities.
The net gains from Other income (expense), net were partially offset by the Company’s recognition of a loss on impairment of $1.8 million in the current quarter as compared to a gain on impairment of $3.9 million in the prior quarter.
In the current quarter, the loss on impairment resulted from the fair value remeasurement of its external investment as of June 30, 2024, which indicated the carrying value of the investment was impaired due to sequential declines in the net realizable value of the investee. For further details, see Note 13 — Investments and other assets of the accompanying Consolidated Financial Statements.
In the prior quarter, the gain on impairment resulted from the Company’s re-recognition of its leased facility (and associated leasehold improvements) in Lexington, Kentucky upon commencement of its hemp-derived THC operations. For further details, see Note 6 — Discontinued operations of the accompanying Consolidated Financial Statements.

Comparison of the six months ended June 30, 2024 and 2023

	Six months ended June 30,		Variance
	2024	2023	$	%
Interest income	$327	$23	$304	1322%
Interest expense	(30,155)	(27,050)	(3,105)	11%
Interest expense related to lease liabilities and financial obligations	(20,744)	(21,327)	583	(3)%
Gain on impairment	2,185	—	2,185	—%
Other (expense) income, net	(511)	6,866	(7,377)	(107)%
Total other expense, net	$(48,898)	$(41,488)	$(7,410)	18%
Total other expense, net for the six months ended June 30, 2024 was $48.9 million, an increase of $7.4 million, or 18%, compared to $41.5 million for the six months ended June 30, 2023. This increase during the six months ended June 30, 2024 is largely due to net losses the Company recognized on the routine fair value remeasurement as well as settlement of contingent consideration associated with certain prior acquisitions. These net losses were partially offset by gains recognized on the disposal of certain assets as well as the Company’s recognition of a net gain on impairment of 2.2 million during the six months ended June 30, 2024, as discussed in the quarter over quarter comparison above. The Company did not recognize any impairment losses during the six months ended June 30, 2023.
In addition, Interest expense increased during the current six months, as a result of additional financing and refinancing that the Company consummated subsequent to June 30, 2023.

Financial Condition, Liquidity and Capital Resources
Liquidity and Capital Resources
The Company’s primary need for liquidity is to fund working capital requirements of the business, capital expenditures, acquisitions, debt service and for general corporate purposes. To date, the Company’s primary source of liquidity has been from funds generated by financing activities, including the private placement of $475 million aggregate principal amount of Senior Secured Notes – 2026 (as defined below) completed in December 2021 and the overnight marketed public offering of SVS completed on October 3, 2023. The Company’s ability to fund the Company’s operations, to make planned capital expenditures, to complete planned acquisitions, to make scheduled debt and lease payments and to repay or refinance indebtedness depends on future operating performance and cash flows, which are subject to prevailing economic conditions and financial, business and other factors, some of which are beyond the Company’s control. See the “Financial Instruments and Financial Risk Management” and “Risk Factors” sections herein for additional details.
As of June 30, 2024 and December 31, 2023, the Company had positive working capital of $34.2 million and negative working capital of $75.4 million, respectively, of which Cash, cash equivalents and restricted cash represented $89.4 million and $91.8 million, respectively.
Working capital is defined as current assets minus current liabilities. The increase of $109.7 million in positive working capital was primarily due to the Company’s recently adopted position that its federal and state income tax liability should not be computed based on the restrictions of Section 280E. The change in the Company’s position resulted in a reduction of its current income tax liability offset by an increase in the Company’s Uncertain tax position, which is classified as a long-term liability on the Condensed Interim Consolidated Balance Sheets (Unaudited) in the accompanying Consolidated Financial Statements. Domestically, certain state jurisdictions also lowered their imposed income tax rates, which resulted in a decrease in the Company’s state income tax liabilities as compared to tax year 2023. Finally, the Company’s working capital was also positively impacted by the build in accounts receivable resulting from the Company’s focus on building its brand presence and wholesale operations as well as higher volume of inventory activity to support operational growth. For further details, see sections Results of Operations – Consolidated and Regulatory Environment: Issuers With United States Cannabis-Related Operations of this MD&A as well as Note 3 — Significant accounting policies of the accompanying Consolidated Financial Statements.
The Company is generating cash from asset sales and dispositions and is investing its capital reserves in current operations and new acquisitions that are expected to generate additional earnings in the long term.
The Company expects that its cash on hand and cash flows from operations, along with private and/or public financing, will be adequate to meet its capital requirements and operational needs for the next 12 months.

Cash Flows
The following table summarizes the sources and uses of cash for each of the periods presented:

	Six months ended June 30,		Variance
	2024	2023	$	%
Net cash provided by (used in) operating activities from:
Continuing operations	$76,314	$39,874	$36,440	91%
Discontinued operations	(3,167)	(25,132)	21,965	(87)%
Net cash provided by operating activities	73,147	14,742	58,405	396%
Net cash (used in) provided by investing activities from:
Continuing operations	(42,466)	(39,010)	(3,456)	9%
Discontinued operations	2,345	1,066	1,279	120%
Net cash used in investing activities	(40,121)	(37,944)	(2,177)	6%
Net cash (used in) provided by financing activities from:
Continuing operations	(35,213)	(55,064)	19,851	(36)%
Discontinued operations	(91)	(6)	(85)	1,417%
Net cash used in financing activities	(35,304)	(55,070)	19,766	(36)%
Net decrease in cash, cash equivalents and restricted cash	$(2,278)	$(78,272)	$75,994	(97)%

Operating Activities
Net cash provided by operating activities was $73.1 million and $14.7 million during the six months ended June 30, 2024 and 2023, respectively.
For the six months ended June 30, 2024, Net cash provided by operating activities from continuing operations was $76.3 million, primarily attributable to income from operations, partially offset by cash interest payments for the Company’s debt service and lease obligations during the period, build in accounts receivable related to the Company’s increased focus on building its brand presence and wholesale operations, higher volume of inventory activity to support its operational growth and a significant reduction in the Company’s current income tax payable due to the change in the Company’s position that the determination of its income tax liabilities is not subject to the restrictions of Section 280E. For further details, see sections Components of Our Results of Operations and Regulatory Environment: Issuers With United States Cannabis-Related Operations of this MD&A as well as Note 3 — Significant accounting policies of the accompanying Consolidated Financial Statements.

For the six months ended June 30, 2023, Net cash provided by operating activities from continuing operations of $39.9 million was primarily driven by timing of vendor payments and higher volume of inventory activity to support growth in the Company’s operations. In addition, the Company’s current income tax liability was impacted by timing of the Company’s quarterly income tax payments for the quarter ended June 30, 2023.

The significant reduction in Net cash used in operating activities from discontinued operations during the current six months is primarily due to the wind down of operations that the Company made the decision to discontinue in 2023.
Investing Activities
Net cash used in investing activities was $40.1 million and $37.9 million during the six months ended June 30, 2024 and 2023, respectively.
For the six months ended June 30, 2024 and 2023, Net cash used in investing activities from continuing operations of $42.5 million and $39.0 million, respectively, is primarily attributable to purchases of property and equipment, partially offset by proceeds from the Company’s disposals of property plant and equipment and from the Company’s consummation disposals of certain entities whose operations were classified to held for sale or discontinued operations in 2023. In addition, during the current six months, the Company purchased certain adult use licenses, classified as intangibles, and used cash of $4.7 million to fund its acquisitions in 2024.
The increase in Net cash provided by investing activities from discontinued operations during the current six months is primarily due to the Company’s consummation of certain dispositions that had been classified as discontinued operations in 2023.
Financing Activities
The Company’s financing activities used $35.3 million and 55.1 million of cash during the six months ended June 30, 2024 and 2023, respectively.
For the six months ended June 30, 2024 and 2023, Net cash used in financing activities from continuing operations of $35.2 million and $55.1 million, respectively, consisted largely of principal payments on the Company’s Bloom Notes (as defined herein) and the Company’s lease obligations. In the current six months, the Company also increased its asset-based revolving credit facility with EWB, and immediately borrowed an additional $3.5 million. For further details, see Note 15 — Notes payable of the accompanying Consolidated Financial Statements. In the prior six months, the Company also made payments of contingent consideration on certain prior acquisitions.
Summary of Quarterly Results

	Three months ended
	June 30, 2024	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022
Revenues, net	$342,286	$338,932	$345,269	$333,172	$335,551	$332,640	$340,189	$325,813
Cost of goods sold	181,821	178,028	189,077	183,120	187,788	172,198	220,554	158,119
Gross profit	160,465	160,904	156,192	150,052	147,763	160,442	119,635	167,694
Operating expenses	152,918	148,202	142,225	134,839	152,040	142,463	151,729	135,179
Other expense, net	(24,709)	(24,189)	(74,593)	(51,167)	(20,360)	(21,127)	(105,652)	(23,964)
Net loss from continuing operations	(48,553)	(51,577)	(57,652)	(70,833)	(66,588)	(43,880)	(176,385)	(41,420)
Net (loss) income from discontinued operations	(1,277)	567	(7,995)	(22,896)	(7,904)	(12,589)	(86,366)	(12,734)
Net loss	(49,830)	(51,010)	(65,647)	(93,729)	(74,492)	(56,469)	(262,751)	(54,154)
Less: Net loss attributable to non-controlling interest	(945)	(2,697)	(2,419)	(1,382)	(3,250)	(2,089)	(2,418)	(2,767)
Net loss attributable to Curaleaf Holdings, Inc.	$(48,885)	$(48,313)	$(63,228)	$(92,347)	$(71,242)	$(54,380)	$(260,333)	$(51,387)
Net loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted	$(0.06)	$(0.07)	$(0.09)	$(0.13)	$(0.10)	$(0.08)	$(0.36)	$(0.07)
Weighted average common shares outstanding – basic and diluted	740,787,287	736,147,618	733,514,919	725,319,477	719,269,057	718,117,628	715,796,271	709,638,533
Over the last eight quarters, Revenues, net has been impacted by the following factors:
•Organic and acquisitional growth over the period;
•Divestiture of certain discontinued operations; and
•Increased competition due to launch and expansion of new dispensaries in our existing markets.
Over the last eight quarters, Net loss has been affected by the following factors:
•Impact of the items affecting revenue, as outlined above;
•Costs associated with adjustments to assets held for sale carrying values;
•Timing of leases signed and costs associated with the opening of new and/or expanded retail locations;
•Impact of lower fixed cost of goods sold absorption resulting from operational capacity adjustments throughout the period;
•Timing and nature of transaction costs incurred in connection with the Company’s acquisitions over the period;

•Costs incurred in connection with the TSX Listing and Reorganization;
•Increased labor and product costs due to inflationary factors; and
•Implementation of strategic cost optimization measures.
Acquisitions Completed During the Six Months Ended June 30, 2024
For further details on the Company’s acquisitions during the six months ended June 30, 2024, refer to Note 4 — Acquisitions within the accompanying Consolidated Financial Statements.
Off-Balance Sheet Arrangements
As of the date of this MD&A, the Company does not have any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.
Related Party Transactions
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.
The following table summarizes the Company’s transactions with related parties during the three and six months ended June 30, 2024, and 2023:

	Related party transactions
	Three months ended June 30,		Six months ended June 30,		Balance receivable (payable) as of
Transaction	2024	2023	2024	2023	June 30, 2024	December 31, 2023

Consulting fees (1)	$125	$214	$210	$398
Travel and reimbursement (2)	4	43	8	45
Rent expense (3)	61	—	101	—
Platform fees (4)(6)	760	578	1,508	1,136
Senior Secured Notes - 2026 (5)	220	221	442	438	$10,000	$10,000
	$1,170	$1,056	$2,269	$2,017	$10,000	$10,000
(1)Consulting fees relate to real estate management and general advisory services provided by (i) Frontline Real Estate Partners, LLC, a company controlled by Mitchell Kahn, a Board member, and in which Matt Darin, Chief Executive Officer, has a minority interest, (ii) Measure 8 Venture Management, LLC (“Measure 8”), an investment company controlled by Boris Jordan, Executive Chairman and control person of the Company (including funds managed by Measure 8), and Architecture & Engineering Solutions, LLC, a company controlled by an immediate family member of Luke Flood, a senior vice president of the Company. There are on-going contractual commitments related to these transactions.
(2)Travel and reimbursement relate to payments made to Coherent Strategies Consulting and Coaching, a company of which Mr. Shasheen Shah, a director of the Company, is the CEO, for reimbursements of certain expenses incurred. There are on-going contractual commitments related to these transactions.
(3)Rent expense relates to a lease between GR Companies, Inc. and FREP Elm Place II, LLC, a company owned in part by Mitchell Kahn, a Board member. There are on-going contractual commitments related to the lease arrangement.
(4)Leaf Trade and Sweed provide Curaleaf with their B2B platform for the Company’s Wholesale sector in exchange for fees to use the platform. Measure 8 acquired a 5.86% stake in High Tech Holdings, Inc., the parent holding company of Leaf Trade and Sweed in 2023 and received a seat on the board of directors.
(5)Baldwin Holdings, LLC, in which Joseph F. Lusardi, the Company’s Executive Vice Chairman, owns a direct equity interest, held $10 million of the total $460 million of Senior Secured Notes – 2026. For the three and six months ended June 30, 2024 and 2023, the Company recognized interest expense under the Senior Secured Notes - 2026, some of which are attributable to Baldwin Holdings, LLC’s direct equity interests. The Senior Secured Notes – 2026 held by Baldwin Holdings, LLC contain certain repayment and interest components that represent on-going contractual commitments.
(6)Platform fees for Fyllo. One of the Company’s Board members, Mitchell Kahn, is also on Fyllo’s board of directors.

The Company’s key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Company and consist of the Company’s executive management team and management directors. Key management personnel compensation for the three and six months ended June 30, 2024 and 2023 were as follows:

	Three months ended June 30,		Six months ended June 30,
Key management personnel compensation	2024	2023	2024	2023
Short-term employee benefits	$1,830	$799	$2,778	$2,369
Other long-term benefits	11	8	21	18
Share-based payments	3,741	1,660	7,005	767
	$5,582	$2,467	$9,804	$3,154
Changes In or Adoption of Accounting Principles
The Company has implemented all applicable accounting standards recently issued by the Financial Accounting Standards Board, as well as applicable pronouncements from certain other standard-setting bodies, within the prescribed effective dates. Pronouncements that are not applicable or where it has been determined do not have a significant impact to the Company have been excluded .
For further details, refer to Note 3 — Significant accounting policies - New, amended and future accounting pronouncements within the accompanying Consolidated Financial Statements.
Critical Accounting Estimates
The preparation of financial statements in accordance with U.S. GAAP requires the use of estimates and assumptions that affect the reported amounts of revenue, expenses, assets, liabilities and contingencies. Although actual results in subsequent periods may differ from these estimates, such estimates are developed based on the best information available to management and based on management’s best judgments at the time. The Company bases its estimates on historical experience, observable trends and various other assumptions that the Company believes are reasonable under the circumstances. All significant assumptions and estimates underlying the amounts reported in the Consolidated Financial Statements and accompanying notes are regularly reviewed and updated when necessary. Changes in estimates are reflected prospectively in the financial statements based upon on-going trends or subsequent settlements and realization depending on the nature and predictability of the estimates and contingencies. Although management believes that all estimates are reasonable, actual results could differ from these estimates.
The most significant assumptions and estimates underlying the Consolidated Financial Statements are described below:
Consolidation
When determining the appropriate basis of accounting for the Company’s interests in affiliates, the Company makes judgements about the degree of influence that it exerts directly or indirectly through an arrangement over the investees’ relevant activities. See Note 28 — Variable interest entities of the Consolidated Financial Statements for further detail.
Accounting for acquisitions and business combinations
Classification of an acquisition as a business combination or asset acquisition hinges on whether the asset acquired constitutes a business, which can be a complex judgment.
In determining the fair value of all identifiable assets, liabilities and contingent liabilities acquired, the most significant estimates are related to the valuation of contingent consideration and intangible assets. Management exercises judgement in estimating the probability and timing of when earn-outs are expected to be achieved, which is used as the basis for estimating fair value. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert may be engaged to apply the appropriate valuation techniques to management’s forecast of the total expected future net cash flows in order to estimate fair value.

The primary intangible assets typically acquired in a business combination within the cannabis industry are cannabis licenses, as they provide companies with the ability to operate in additional markets. To estimate the fair value of intangible assets management exercises judgement in developing cash flow projections and choosing discount and terminal growth rates. The estimated fair value of intangible assets is most sensitive to changes in the discount rate applied. The terminal growth rate represents the rate at which businesses will continue to grow into perpetuity. Other significant assumptions include revenue, gross profit, operating expenses and anticipated capital expenditures which are based on the historical operations of the acquiree along with management’s projections. These valuations are closely linked to the assumptions made by management regarding future performance of the assets acquired and any changes in the discount rate applied.
Contingent consideration payable as a result of a business combination is recorded at fair value at the date of acquisition. The fair value of contingent consideration is subject to significant judgments and estimates, such as projected future revenue. See Note 4 — Acquisitions of the Consolidated Financial Statements for further detail.
Share-based compensation - Stock options
The Company uses the Black-Scholes valuation model to determine the fair value of stock options granted to employees and directors under share-based awards, where appropriate. In instances where stock options or units have performance or market conditions, the Company utilizes the Monte Carlo valuation model to simulate the various outcomes that affect the value of the stock option or units. In estimating fair value, management is required to make certain significant assumptions and estimates such as the expected life of stock options or units, volatility of the Company’s future share price, risk-free rates and future dividend yields. Changes in assumptions used to estimate fair value could result in materially different results. See Note 18 — Share-based compensation of the Consolidated Financial Statements for further detail.
Goodwill impairment
Goodwill is not subject to amortization and is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired in accordance with ASC 350. In order to determine the amount, if any, the carrying value might be impaired, the Company performs the analysis on a reporting unit level using both an income and a market approach. Under the income approach, fair value is estimated on the present value of estimated cash flows (i.e. discounted cash flows). The market approach estimates fair value using comparable marketplace fair value data from within a comparable industry grouping. A number of factors, including historical results, business plans, forecasts and market data are used to determine the fair value of the Company’s reporting units. In addition, determining the composition of the Company’s reporting units require significant management judgment. Changes in the conditions for these judgments and estimates can significantly affect the estimated fair value of the reporting units and the implied fair value of goodwill. See Note 12 — Intangible assets, net and Goodwill of the Consolidated Financial Statements for further detail.
Inventories, net
In measuring the value of its inventories, net at the end of the reporting period, the Company compares inventoried costs to estimated NRV. The NRV of inventories, net represents the estimated selling price for the Company’s goods in the ordinary course of business, less all estimated costs of completion and costs necessary to sell. The determination of NRV requires significant judgment, including consideration of factors such as shrinkage, the aging of and future demand for inventory, expected future selling prices and contractual arrangements with customers. Reserves for excess and obsolete inventory are also based upon quantities on hand and projected volumes from demand forecasts. Developing these estimates require significant management judgment and are made at a point in time, using available information, expected business plans and expected market conditions. The future realization of these inventories may be affected by market-driven changes that reduce future selling prices. As a result, the actual amount received from sale of inventories, net could differ from estimates. See Note 8 — Inventories, net of the Consolidated Financial Statements for further detail.
Income taxes
The Company records tax benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting date. There is inherent uncertainty in quantifying income tax positions, especially considering the complex tax laws and regulations for federal, state and foreign jurisdictions in which the Company operates. The Company has recorded tax benefits for those tax positions where it is more likely than not that a tax benefit will result upon ultimate settlement with the relevant tax authority that has all relevant information.

Assets and liabilities held for sale
The Company classifies assets held for sale in accordance with ASC 205, Presentation of Financial Statements (“ASC 205”). When the Company makes the decision to sell an asset, disposal group or to cease operations for a portion of its business, the Company assesses whether such assets and related liabilities should be classified as held for sale. To be classified as held for sale, the asset or disposal group must meet all of the following conditions at the end of the reporting period:
i.available for immediate sale in its present condition;
ii.management is committed to a plan to sell;
iii.an active program to locate a buyer and complete the plan has been initiated;
iv.the asset or disposal group is being actively marketed at a sales price that is reasonable in relation to its fair value;
v.the sale is highly probable within one year from the date of classification and
vi.actions required to complete the plan indicate that it is unlikely that the plan will be significantly changed or withdrawn.
An asset held for sale is measured at the lower of its carrying amount or fair value less cost to sell unless the asset held for sale meets the exceptions as prescribed by ASC 205. Fair value is the amount obtainable from the sale of the asset in an arm’s length transaction, less the costs of disposal. See Note 5 — Assets and liabilities held for sale of the Consolidated Financial Statements for further detail.
Discontinued Operations
The Company classifies held for sale assets and liabilities as discontinued operations in accordance with ASC 205. A disposal of a component of an entity or group of components of an entity shall be reported in discontinued operations if the disposal represents a strategic shift that has, or will have, a major effect on an entity’s operations and financial results and meets the criteria for assets held for sale, is already disposed of by sale, or is disposed of other than by sale (i.e. via abandonment, distribution to owners in a spin off, etc.). The held for sale classification criteria is presented above under ‘Assets and liabilities held for sale’.
When the Company makes the decision to sell an asset or disposal group, management makes significant assumptions in its evaluation of whether the asset or disposal group can be classified as discontinued operations and/or held for sale. of the Consolidated Financial Statements for further detail. See Note 6 — Discontinued operations of the Consolidated Financial Statements for further detail.

There have been no changes to the Company’s significant accounting policies as described in Note 3 — Significant accounting policies of the Consolidated Financial Statements.
Summary of Outstanding Share Data
The Company had the following securities issued and outstanding as of August 5, 2024:

Securities	Number of Shares
Multiple Voting Shares	93,970,705
Subordinate Voting Shares	648,396,619
Restricted Share Units	10,208,578
Stock Options	29,112,633
Financial Instruments and Financial Risk Management
The Company’s financial instruments consist of cash, restricted cash and cash equivalents, notes receivable, accounts payable, accrued expenses, long-term debt, deferred consideration liabilities and a redeemable non-controlling interest contingency. The fair values of cash, restricted cash, cash equivalents, notes receivable, accounts payable and accrued expenses approximate their carrying values due to the relatively short-term to maturity. The carrying values of the

Company’s deferred consideration liabilities, which are initially recorded at fair value on the acquisition date, approximate fair value, as these liabilities accrete in value each reporting period until payment is due. The carrying value of the Company’s redeemable non-controlling interest approximates fair value, as the carrying value is updated each period to reflect the share of comprehensive income (loss) attributable to the Company’s non-controlling interest holder. The carrying value and fair value of the Company’s Notes payable was $563.3 million and $555.4 million, respectively, as of June 30, 2024. The carrying value and fair value of the Company’s Notes payable was $587.8 million and $530.9 million, respectively, as of December 31, 2023.
Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of the fair value hierarchy are:
•Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly and
•Level 3 – Inputs for the asset or liability that are not based on observable market data.
The Company’s assets measured at fair value on a nonrecurring basis include investments, long-lived assets, indefinite-lived intangible assets and goodwill. The Company reviews the carrying amounts of such assets whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable, or at least annually for indefinite-lived intangible assets and goodwill. Any resulting asset impairment would require that the asset be recorded at its fair value. The resulting fair value measurements of the assets are considered to be Level 3 measurements.
The Company’s assets measured at fair value on a nonrecurring basis include investments, long-lived assets and goodwill. The Company reviews the carrying amounts of such assets whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable or at least annually for indefinite-lived intangible assets and goodwill. Any resulting asset impairment would require that the asset be recorded at its fair value. Fair value measurements of these assets are derived using inputs that are not based on observable market data and are classified within Level 3 of the fair value hierarchy. See Note 10 — Property, plant and equipment, net, Note 11 — Leases and Note 12 — Intangible assets, net and Goodwill of the Consolidated Financial Statements for further details.
Financial Risk Management
The Company is exposed in varying degrees to a variety of financial instrument-related risks. The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:
Credit Risk
Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s notes and accounts receivable. The maximum credit exposure as of June 30, 2024 and December 31, 2023 equates to the carrying amount of cash, cash equivalents and restricted cash, accounts receivable and notes receivable. The Company does not have significant credit risk with respect to its customers, since 78% and 82%, as of June 30, 2024 and June 30, 2023, respectively, of its Total revenues, net is retail-based. All of the Company’s cash, cash equivalents and restricted cash are placed with major U.S. financial institutions, and accounts at each institution are insured by the FDIC up to $250,000. The Company’s cash balances in certain bank deposit accounts, at times, may exceed federally insured limits.
The Company provides credit to its wholesale and management services agreement (“MSA”) customers in the normal course of business and has established processes to mitigate credit risk. The amounts reported in the Condensed Interim Consolidated Balance Sheets (Unaudited) are net of allowances for credit losses, estimated by the Company’s management based on prior experience and its assessment of the current economic environment. The Company reviews its trade receivable accounts regularly and reduces amounts to their expected realizable values by adjusting the allowance for credit losses when management determines that the account may not be fully collectible. The Company applies ASC 310 – Receivables for the measurement of expected credit losses, which uses an expected loss allowance model for all trade receivables accounts. The Company has not adopted standardized credit policies and assesses credit on a customer-by-customer basis in an effort to minimize associated risks.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet the financial obligations associated with its financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due.
In December 2021, the Company closed a private placement of Senior Secured Notes - 2026, for aggregate gross proceeds of $475 million to the Company, under which $460 million and $475 million aggregate principal amount remain outstanding as of June 30, 2024 and December 31, 2023, respectively. The Note Indenture governing the Senior Secured Notes - 2026 contains numerous positive and negative covenants of the Company. If the Company breaches a covenant under the Note Indenture, the trustee may, under certain circumstances, accelerate the maturity of the principal amount outstanding or realize on the collateral granted by the Company over its assets. A breach of covenant under the Note Indenture could have a material adverse impact on the Company’s financial position. Refer to Note 15 — Notes payable of the Consolidated Financial Statements for further details on the Senior Secured Notes – 2026.
In connection with the Bloom acquisition, the Company issued the Bloom Notes, under which $89.1 million and $107.5 million aggregate principal amount remain outstanding as of June 30, 2024 and December 31, 2023, respectively. Refer to “Financial Condition, Liquidity and Capital Resources – Liquidity and Capital Resources – Recent Financings – Bloom Notes” above for more information on the Bloom Notes.
Currency Risk
The operating results and financial position of the Company are reported in U.S. dollars. Some of the Company’s financial transactions have been and may be denominated in currencies other than the U.S. dollar. The results of the Company’s operations are subject to currency transaction and translation risks.
As of June 30, 2024 and 2023, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.
Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash, cash equivalents and restricted cash bear interest at market rates. The Company’s notes receivable and financial debts have fixed rates of interest and are carried at amortized cost. The Company does not account for any fixed-rate financial assets or financial liabilities at fair value; therefore, a change in interest rates at the reporting date would not affect its results of operations.
Regulatory Environment: Issuers With United States Cannabis-Related Operations
In accordance with Staff Notice 51-352, below is a discussion of the current U.S. federal and U.S. state-level regulatory framework applicable to the cannabis industry in the states in which the Company and its affiliates operate.
In accordance with Staff Notice 51-352, the Company evaluates, monitors and reassesses this disclosure, along with any related risks, on an ongoing basis and the same will be supplemented, amended and communicated to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding the cannabis industry. Any non-compliance, citations or notices of violation which may have an impact on the Company’s licenses, business activities, or operations, will be promptly disclosed by the Company.
The Company derives its revenues from the cannabis industry in certain states of the U.S., and the industry is illegal under U.S. federal law.
In the U.S., the Company is involved in the cannabis industry where local state laws permit such activities. Currently, the Company is engaged in the cultivation, manufacture, processing, sale and distribution of cannabis. The Company holds licenses in the adult use and/or medicinal cannabis marketplaces in the states of Arizona, Connecticut, Florida, Illinois, Maine, Maryland, Massachusetts, Missouri, Nevada, New Jersey, New York, North Dakota, Ohio, Pennsylvania, and Utah, and has partnered with an accredited medical school and obtained a “clinical registrant” license in Pennsylvania.

The Company’s Statement of Financial Position and Operating Statement Exposure to U.S. Cannabis Related Activities
As of the date of this MD&A, the majority of the Company’s business was directly derived from U.S. cannabis-related activities. As such, the Company’s statement of financial position and statement of profits and losses exposure to U.S. cannabis-related activities, is over 95%.
U.S. Federal Overview
The Controlled Substances Act

The U.S. federal government regulates drugs through the federal Controlled Substances Act (21 U.S.C. § 811) (the “CSA”), which places controlled substances, including cannabis, in one of five different schedules. Cannabis, except hemp containing less than 0.3% (on a dry weight basis) of tetrahydrocannabinol (“THC”), the psychoactive ingredient in cannabis, is classified as a Schedule I drug. As a Schedule I drug, the DEA considers cannabis to have a high potential for abuse, no currently accepted medical use in treatment in the U.S. and a lack of accepted safety for use of the drug under medical supervision1. The classification of cannabis as a Schedule I drug is inconsistent with what the Company believes to be many valuable medical uses for cannabis accepted by physicians, researchers, patients and others. As evidence of this, the Food and Drug Administration (the “FDA”) on June 25, 2018, approved Epidiolex, an oral solution with an active ingredient, CBD, that is derived from the cannabis plant for the treatment of seizures associated with two rare and severe forms of epilepsy, Lennox-Gastaut syndrome and Dravet syndrome, in patients two years of age and older. Epidiolex was initially placed on Schedule V, the least restrictive schedule of the CSA. On April 6, 2020, the DEA removed Epidiolex entirely from the CSA. This is the first FDA-approved drug that contains a purified drug substance derived from the cannabis plant. CBD is a chemical component of cannabis that does not contain the intoxicating properties of THC, the primary psychoactive component of cannabis2. The Company believes the CSA categorization as a Schedule I drug is not reflective of the medicinal properties of cannabis or the public perception thereof, and numerous studies show cannabis is not able to be abused in the same way as other Schedule I drugs, has medicinal properties and can be safely administered3.
The federal position is also not necessarily consistent with democratic approval of cannabis at the state level in the U.S. Unlike in Canada, which has federal legislation uniformly governing the cultivation, distribution, sale and possession of cannabis under the Cannabis Act, S.C. 2018, c. 16, (Canada) and the Cannabis for Medical Purposes Regulations. In the U.S., cannabis is largely regulated at the state and local level and U.S. state laws regulating cannabis conflict with the CSA, pursuant to which cannabis use and possession are federally illegal. Although certain states and territories of the U.S. authorize medical or adult use cannabis production and distribution by licensed or registered entities, under U.S. federal law, the possession, use, cultivation and transfer of cannabis and any related drug paraphernalia is illegal, and any such acts are criminal acts. Although the Company’s activities are compliant with applicable state and local laws, strict compliance with state and local laws with respect to cannabis may neither absolve the Company of liability under U.S. federal law nor provide a defense to federal criminal charges that may be brought against the Company. The Supremacy Clause of the U.S. Constitution establishes that the U.S. Constitution and federal laws made pursuant to it are paramount and, in case of conflict between federal and state law, federal law shall apply.
Nonetheless, 47 U.S. states, the District of Columbia and the territories of Puerto Rico, the U.S. Virgin Islands, Guam and the Northern Mariana Islands have legalized some form of cannabis for medical use, with 24 states, the Northern Marian Island, Guam and the District of Columbia have legalized the adult use of cannabis for recreational purposes. As more and more states legalized medical and/or adult use cannabis, the federal government has attempted to provide clarity on the
1 21 U.S.C. 812(b)(1).
2 Cannabis containing THC in excess of 0.3% on a dry weight basis is defined federally as marijuana. The federal definition of marijuana is commonly incorporated into state laws and regulations. Unless otherwise noted herein, the Company uses cannabis and marijuana interchangeably.
3 See Lachenmeier, DW & Rehm, J. (2015). Comparative risk assessment of alcohol, tobacco, cannabis and other illicit drugs using the margin of exposure approach. Scientific Reports, 5, 8126. doi: 10.1038/srep08126; see also Thomas, G & Davis, C. (2009). Cannabis, Tobacco and Alcohol Use in Canada: Comparing risks of harm and costs to society. Visions Journal, 5. Retrieved from http://www.heretohelp.bc.ca/sites/default/files/visions_cannabis.pdf; see also Jacobus et al. (2009). White matter integrity in adolescents with histories of marijuana use and binge drinking. Neurotoxicology and Teratology, 31, 349-355. https://doi.org/10.1016/j.ntt.2009.07.006; Could smoking pot cut risk of head, neck cancer? (2009 August 25). Retrieved from https://www.reuters.com/article/us-smoking-pot/could-smoking-pot-cut-risk-of-head-neck-cancer-idUSTRE57O5DC20090825; Watson, SJ, Benson JA Jr. & Joy, JE. (2000). Marijuana and medicine: assessing the science base: a summary of the 1999 Institute of Medicine report. Arch Gen Psychiatry Review, 57, 547-552. Retrieved from https://www.ncbi.nlm.nih.gov/pubmed/10839332; see also Hoaken, Peter N.S. & Stewart, Sherry H. (2003). Drugs of abuse and the elicitation of human aggressive behavior. Addictive Behaviours, 28, 1533-1554. Retrieved from http://www.ukcia.org/research/AgressiveBehavior.pdf; and see also Fals-Steward, W., Golden, J. & Schumacher, JA. (2003). Intimate partner violence and substance use: a longitudinal day-to-day examination. Addictive Behaviors, 28, 1555-1574. Retrieved from https://www.ncbi.nlm.nih.gov/pubmed/14656545.

incongruity between federal prohibition under the CSA and these state-legal regulatory frameworks. Notwithstanding the foregoing, cannabis remains illegal under U.S. federal law, with cannabis listed as a Schedule I drug under the CSA.
Until 2018, the federal government provided guidance to federal law enforcement agencies regarding cannabis through a series of memoranda from the Department of Justice (“DOJ”). The most recent such memorandum was drafted by former Deputy Attorney General James Cole on August 29, 2013 (the “Cole Memorandum”). The Cole Memorandum offered guidance to federal enforcement agencies as to how to prioritize civil enforcement, criminal investigations and prosecutions regarding cannabis in all states and acknowledged that, notwithstanding the designation of cannabis as a Schedule I controlled substance at the federal level, several states have enacted laws authorizing the use of cannabis. The Cole Memorandum also noted that jurisdictions that have enacted laws legalizing cannabis in some forms have also implemented strong and effective regulatory and enforcement systems to control the cultivation, processing, distribution, sale and possession of cannabis. As such, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level. The Cole Memorandum was seen by many state-legal cannabis companies as a safe harbor for their licensed operations that were conducted in full compliance with all applicable state and local regulations. However, on January 4, 2018, former U.S. Attorney General Jeff Sessions rescinded the Cole Memorandum. In the absence of a uniform federal policy, U.S. Attorneys with state-legal cannabis programs within their jurisdictions are responsible for establishing enforcement priorities for their respective offices. For instance, Andrew Lelling, a former U.S. Attorney for the District of Massachusetts, stated that while his office would not immunize any businesses from federal prosecution, he anticipated focusing the office’s cannabis enforcement efforts on: (1) overproduction; (2) targeted sales to minors; and (3) organized crime and interstate transportation of drug proceeds. Other U.S. attorneys provided less assurance, promising to enforce federal law, including the CSA in appropriate circumstances.
Following his election, President Biden appointed Merrick Garland to serve as the U.S. Attorney General. While Attorney General Garland indicated in his confirmation hearing that he did not feel that enforcement of the federal cannabis prohibition against state-licensed business would not be a priority target of Department of Justice resources, no formal enforcement policy has been issued to date. There is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. Unless and until the U.S. congress (“Congress”) amends the CSA with respect to cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that federal authorities may enforce current U.S. federal law.
As an industry best practice, despite the rescission of the Cole Memorandum, the Company abides by the following standard operating policies and procedures:
1.Ensure that its operations are compliant with all licensing requirements as established by the applicable state, county, municipality, town, township, borough and other political/administrative divisions;
2.Ensure that its cannabis related activities adhere to the scope of the licensing obtained (for example: in the states where cannabis is permitted only for adult use, the products are only sold to individuals who meet the requisite age requirements);
3.Implement policies and procedures to ensure that cannabis products are not distributed to minors;
4.Implement policies and procedures to ensure that funds are not distributed to criminal enterprises, gangs or cartels;
5.Implement an inventory tracking system and necessary procedures to ensure that such compliance system is effective in tracking inventory and preventing diversion of cannabis or cannabis products into those states where cannabis is not permitted by state law, or across any state lines in general;
6.Ensure that its state-authorized cannabis business activity is not used as a cover or pretense for trafficking of other illegal drugs, is engaged in any other illegal activity or any activities that are contrary to any applicable anti-money laundering statutes; and
7.Ensure that its products comply with applicable regulations and contain necessary disclaimers about the contents of the products to prevent adverse public health consequences from cannabis use and prevent impaired driving.
In addition, the Company conducts background checks to ensure that its principals and management are of good character, have not been involved with other illegal drugs, engaged in illegal activity or activities involving violence or use of firearms in cultivation, manufacturing, or distribution of cannabis. The Company also conducts ongoing reviews of the activities of its cannabis businesses, the premises on which they operate and the policies and procedures that are related to possession of cannabis or cannabis products outside of the licensed premises, including the cases where such possession is permitted by regulation. See “Compliance and Monitoring” section herein for additional details.
One legislative safeguard for the medical cannabis industry remains in place: Congress has passed a so-called “rider” provision in the FY 2015, 2016, 2017, 2018, 2019, 2020, 2021 and 2022 Consolidated Appropriations Acts to prevent the federal government from using congressionally appropriated funds to enforce federal cannabis laws against regulated medical cannabis actors operating in compliance with state and local law. The rider is known as the “Rohrabacher-Farr” Amendment after its original lead sponsors (it is also sometimes referred to as the “Rohrabacher-Blumenauer” or “Joyce-Leahy” Amendment, but it is referred to in this MD&A as the “Rohrabacher-Farr Amendment”). The Rohrabacher-Farr Amendment was included in the Consolidated Appropriations Act, 2023 signed into law by President Biden on December 29, 2022. The Rohrabacher-Farr Amendment was most recently renewed on March 9, 2024 as part of a consolidated appropriations bill, which prolongs its effectiveness through September 2024. There is no guarantee that the Rohrabacher/Farr Amendment will be included in the omnibus appropriation package or a continuing budget resolution once the current spending bill expires.

On October 6, 2022, President Biden announced a series of marijuana-related initiatives. Included amongst them was a directive to the Secretary of Health and Human Services (“HHS”) and the Attorney General “to initiate the administrative process to review expeditiously how marijuana is scheduled under federal law. Federal law currently classifies marijuana in Schedule I of the Controlled Substances Act, the classification meant for the most dangerous substances.” This administrative review would be conducted by the FDA and the DEA. On August 29, 2023, HHS, FDA and the National Institute on Drug Abuse issued a recommendation that the DEA reschedule marijuana from its current status in Schedule I to Schedule III of the CSA (“Rescheduling”), as all three agencies had reached the conclusion that marijuana is not a drug with no potential medical use and a high potential for abuse. On May 21, 2024, the DEA published, in the Federal Register, a Notice of Proposed Rulemaking (the “NPRM”) signed by Attorney General Merrick Garland. This publication kicked off a 62-day comment period on a rule that would move marijuana to Schedule III of the CSA (the “Final Rule”), classifying it as a substance with “a moderate to low potential for physical and psychological dependence.” Individuals and businesses were given until July 22, 2024 to submit comments on the NPRM. The NPRM is currently under the DEA’s comment review process, which has no set statutory deadline. Once published, the Final Rule will not go into effect for 30 days, during which time certain aggrieved parties can challenge the Final Rule in court. The Company is aware of at least one major opposition group that has already commenced fundraising for its legal challenge of the Final Rule.
While Rescheduling could definitively end the application of Section 280E to cannabis operators, the Company’s review of Section 280E, including the history of its adoption and its enforcement and the availability of data establishing that marijuana should not be included in either Schedule I or II under the CSA, the Company, starting in the second quarter of 2024, has taken the position that Section 280E does not apply to its U.S. based cannabis operations, and as such, the Company will not file as a Section 280E taxpayer for tax year 2023 and onward. The Company also intends to file claims with the IRS to receive refunds of the taxes it remitted that were calculated pursuant to Section 280E. For further details, see “The Company Is Likely To Be Audited By The IRS And The IRS Is Likely To Challenge The Non-Application of Section 280E To The Company’s U.S. Marijuana Operations” within the Risk Factors section of this MD&A.
Rescheduling could also end the ban placed on clinical researchers with regards to conducting cannabis-based studies. The Company is strategically positioned to meet the increased demand in the U.S. for cannabis for research purposes through the importation of cannabis from its foreign operations. While Rescheduling will not make state-licensed cannabis business legal under the CSA, Rescheduling could result in U.S. federal money laundering laws no longer applying to state-licensed cannabis businesses, which would potentially increase the Company’s access to banking and capital markets and reduce the Company’s cost of capital significantly. The Company could also benefit from a reduction in the insurance liability associated with Schedule III versus Schedule I drugs, and the potential destigmatization of cannabis and cannabis-based businesses.
Research and Development.
On December 2, 2022, President Biden signed into law H.R. 8454, the “Medical Marijuana and Cannabidiol Research Expansion Act,” (the “Research Expansion Act”) which establishes a new registration process for conducting research on marijuana and for manufacturing marijuana products for research purposes and drug development. The Research Expansion Act is the first piece of standalone federal cannabis reform legislation in U.S. history. Among other things, the Research Expansion Act; (i) directs the DEA to register practitioners to conduct cannabis and CBD research and manufacturers to supply cannabis for research purposes; (ii) expressly allows the DEA to register manufacturers and distributors of cannabis or CBD for the purposes of commercial production of a drug approved by the FDA; (iii) requires the DEA to assess whether there is an adequate and uninterrupted supply of cannabis for research purposes; (iii) permits registered entities to manufacture, distribute, dispense, or possess cannabis or CBD for purposes of medical research; (iv) clarifies that physicians do not violate the CSA when they discuss the potential harms and benefits of cannabis and CBD with patients; and (v) directs the HHS to coordinate with the National Institutes of Health and other agencies to report on the “therapeutic potential” of cannabis for conditions such as epilepsy and the impact of cannabis on adolescent brain development.
Nevertheless, for the time being, cannabis remains a Schedule I controlled substance at the federal level. The federal government of the U.S. has always reserved the right to enforce federal law regarding the sale and disbursement of medical or adult use cannabis, even if state law sanctions such sale and disbursement. If the U.S. federal government begins to enforce U.S. federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing applicable state laws are repealed or curtailed, the Company’s business, results of operations, financial condition and prospects could be materially adversely affected.
There is a growing consensus among cannabis businesses and numerous members of Congress that prosecutorial discretion is not law and temporary legislative riders, such as the Rohrabacher-Farr Amendment, are an inappropriate way to protect lawful medical cannabis businesses. Numerous bills have been introduced in Congress in recent years to decriminalize aspects of state-legal cannabis trades. The Company has observed that each year more congressmen and congresswomen sign on and cosponsor cannabis legalization bills. In light of all this, the Company anticipates that the federal government will eventually repeal the federal prohibition on cannabis and thereby leave the states to decide for themselves whether to permit regulated cannabis cultivation, production and sale, just as states are free today to decide policies governing the distribution of alcohol or tobacco.
The most comprehensive proposal for reform of federal legislation on cannabis was introduced on July 21, 2022, by U.S. Senate Majority Leader Chuck Schumer (D-NY), along with Cory Booker (D-NJ) and Ron Wyden (D-OR), when they filed the Cannabis Administration and Opportunity Act (the “CAOA”). The CAOA would have removed cannabis from Schedule I of the CSA, which would permit its decriminalization and allow the expungement of federal non-violent cannabis crimes. The CAOA would also have imposed a federal tax on cannabis of 10% in its first year of enactment, eventually increasing to 25% in 5% increments. The taxes raised would be used to petition fund programs to benefit communities disproportionately impacted by the “War on Drugs”.
The CAOA would have enshrined the current state cannabis licensing regimes but introduces additional federal permitting of cannabis wholesalers. Regulatory responsibility for cannabis control would be transferred from the Drug Enforcement Administration (“DEA”) to the Alcohol and Tobacco Tax and Trade Bureau (“TTB”), the Bureau of Alcohol Tobacco Firearms and Explosives (“ATF”).
The filing of the CAOA by Democratic congressional leaders in the 117th Congress represented a significant milestone in the move toward federal legalization of cannabis. While the CAOA suggested that legalization may come with significant federal tax burden, federal legalization will also bring long-awaited benefits to the industry of the removal of the Section 280E tax burden, clarity as to the status of state-licensed cannabis businesses, broad access to the banking and card payment system, increased availability and reduced cost of capital.
The CAOA failed to pass the 117th Congress. The CAOA was reintroduced in the 118th Congress on May 1, 2024.
Another bill, the Marijuana Opportunity Reinvestment and Expungement (MORE) Act, proposed in the U.S. House of Representatives, would have decriminalized and de-scheduled cannabis from the CSA, provided for reinvestment in certain persons adversely impacted by the “War on Drugs” and provided for expungement of certain cannabis offenses, among other things. The MORE Act passed U.S. House of Representatives on December 4, 2020 and again on April 1, 2022 but was not taken up in the Senate before the end of the 117th Congress. On September 20, 2023, the MORE Act was reintroduced into the House of Representatives.
There can be no assurance that the CAOA, the MORE Act, or similar comprehensive legislation that would de-schedule and decriminalize cannabis will be passed in the near future or at all. If such legislation is passed, there is no guarantee that it will include provisions that preserve the current state-based cannabis programs under which the Company operates or that such legislation will otherwise be favorable the Company and its business.

Money Laundering Laws
Under U.S. federal law, it may potentially be a violation of federal money laundering statutes for financial institutions to take any proceeds from the sale of any Schedule I controlled substance. Due to the CSA categorization of marijuana as a Schedule I drug, federal law makes it illegal for financial institutions that depend on the Federal Reserve’s money transfer system to take any proceeds from marijuana sales as deposits. Banks and other financial institutions could be prosecuted and, possibly convicted of money laundering for providing services to cannabis businesses under the U.S. Currency and Foreign Transactions Reporting Act of 1970 (the “Bank Secrecy Act”). Therefore, under the Bank Secrecy Act, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be charged with money laundering or conspiracy.
While there has been no change in U.S. federal banking laws to accommodate businesses in the large and increasing number of U.S. states that have legalized medical and/or adult use marijuana, in 2014, the Department of the Treasury Financial Crimes Enforcement Network (“FinCEN”) issued guidance to prosecutors of money laundering and other financial crimes (the “FinCEN Guidance”) and notified banks that it would not seek enforcement of money laundering laws against banks that service cannabis companies operating under state law, provided that strict due diligence and reporting standards are met. The FinCEN Guidance advised prosecutors not to focus their enforcement efforts on banks and other financial institutions that serve marijuana-related businesses so long as that business is legal in their state and none of the federal enforcement priorities referenced in the Cole Memorandum are being violated (such as keeping marijuana away from children and out of the hands of organized crime). The FinCEN Guidance also clarifies how financial institutions can provide services to marijuana-related businesses consistent with their Bank Secrecy Act obligations, including thorough customer due diligence, but makes it clear that they are doing so at their own risk. The customer due diligence steps include:
1.Verifying with the appropriate state authorities whether the business is duly licensed and registered;
2.Reviewing the license application (and related documentation) submitted by the business for obtaining a state license to operate its marijuana-related business;
3.Requesting from state licensing and enforcement authorities’ available information about the business and related parties;
4.Developing an understanding of the normal and expected activity for the business, including the types of products to be sold and the type of customers to be served (e.g., medical versus adult use customers);
5.Ongoing monitoring of publicly available sources for adverse information about the business and related parties;
6.Ongoing monitoring for suspicious activity, including for any of the red flags described in this guidance; and
7.Refreshing information obtained as part of customer due diligence on a periodic basis and commensurate with the risk.
With respect to information regarding state licensure obtained in connection with such customer due diligence, a financial institution may reasonably rely on the accuracy of information provided by state licensing authorities, where states make such information available.
Because most banks and other financial institutions are unwilling to provide any banking or financial services to cannabis businesses, these businesses can be forced into becoming “cash-only” businesses. While the FinCEN Guidance decreased some risk for banks and financial institutions considering serving the industry, in practice it has not increased banks’ willingness to provide services to cannabis businesses, and most banks continue to decline to operate under the strict requirements provided under the FinCEN Guidance. This is because, as described above, the current law does not provide banks immunity from prosecution, and it also requires banks and other financial institutions to undertake time-consuming and costly due diligence on each cannabis business they accept as a customer.
The few state-chartered banks and/or credit unions that have agreed to work with marijuana businesses are limiting those accounts to small percentages of their total deposits to avoid creating a liquidity risk. Since, theoretically, the federal government could change the banking laws as it relates to marijuana businesses at any time and without notice, these state-charted banks and credit unions must keep sufficient cash on hand to be able to return the full value of all deposits from marijuana businesses in a single day, while also keeping sufficient liquid capital on hand to serve their other customers. Those state-chartered banks and credit unions that do have customers in the marijuana industry charge marijuana businesses high fees to pass on the added cost of ensuring compliance with the FinCEN Guidance. Unlike the Cole Memorandum, however, the FinCEN Guidance from 2014 has not been rescinded.
The former Secretary of the U.S. Department of the Treasury, Steven Mnuchin, publicly stated that he did not have a desire to rescind the FinCEN Guidance. The current Secretary of the Treasury, Janet Yellen, has not yet articulated an official position of the U.S. Department of the Treasury with regard to the FinCEN Guidance and thus as an industry best practice and consistent with its standard operating procedures, the Company adheres to all customer due diligence steps in the FinCEN Guidance.

In both Canada and the U.S., transactions involving banks and other financial institutions are both difficult and unpredictable under the current legal and regulatory landscape. Legislative changes could help to reduce or eliminate these challenges for companies in the cannabis space and would improve the efficiency of both significant and minor financial transactions. In the absence of comprehensive reform of federal cannabis legislation that would decriminalize the cannabis industry, a growing number of members of Congress have expressed support for federal legislation that would eliminate from the scope of federal money laundering statutes the financing activity of businesses operating under state-sanctioned cannabis programs. On September 26, 2019, the U.S. House of Representatives passed the Secured and Fair Enforcement Banking Act of 2019 (commonly known as the “SAFE Banking Act”), which aims to provide safe harbor and guidance to financial institutions that work with legal U.S. cannabis businesses. The SAFE Banking Act has been introduced and has passed the U.S. House of Representatives on seven separate occasions since 2019, either as a standalone bill or attached to other legislation, including most recently in 2022 with the America Competes Act which passed the House of Representatives on February 4, 2022, but the proposed bills either failed to pass through the Senate or the SAFE Banking Act provisions were ultimately removed from enacted legislation. Most recently, a slightly revised bill known as the Secure and Fair Enforcement Regulation Banking Act (“SAFER Banking Act”) was introduced in the Senate on September 21, 2023. The SAFER Banking Act bill was heard by the Senate Banking Committee and was adopted on September 27th by a notable bipartisan majority of 14-9. The bill has now been placed on the Senate legislative calendar under general orders and is awaiting a Senate floor vote. Once again, there can be no assurance of the content of any final proposed legislation or that such legislation is ever passed.
While Congress may consider legislation in the future that may permanently address these issues, there can be no assurance of the content of any proposed legislation or that such legislation is ever passed. The Company’s inability, or limitations on the Company’s ability, to open or maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments may make it difficult for the Company to operate and conduct its business as planned or to operate efficiently.
Federal Taxation of Cannabis Businesses
Another challenge faced by cannabis-related businesses is the broad application of the provisions of Section 280E by the IRS to state-licensed businesses operating in the medical and adult use cannabis industry. Section 280E prohibits businesses from deducting certain expenses associated with the trafficking of controlled substances within the meaning of Schedule I and II of the CSA. Although the IRS issued a clarification allowing the deduction of certain expenses that can be categorized as cost of goods sold, the scope of such items is interpreted very narrowly, and the majority of operating costs and general administrative costs incurred by state-licensed cannabis operators are not permitted by the IRS to be deducted. The broad application of Section 280E by the IRS has resulted in state-licensed cannabis operators being subject to higher effective tax rates than business in other industries and paying substantial sums of income tax monies, inclusive of interest and penalties for underpayment, if any. As discussed above, the DOJ recently announced its recommendation that cannabis be rescheduled from Schedule I to Schedule III. The NPRM is currently under the DEA’s comment review process, which has no set statutory deadline.; if adopted, Rescheduling could have positive implications for the Company’s income tax liabilities.
Reform of Federal Legislation on Industrial Hemp
On December 20, 2018, former President Donald Trump signed the Agriculture Improvement Act of 2018, Pub. L. 115-334, (popularly known as the “2018 Farm Bill”) into law. Under the 2018 Farm Bill, industrial and commercial hemp is no longer to be classified as a Schedule I controlled substance in the U.S. Hemp includes the plant cannabis sativa L and any part of that plant, including seeds, derivatives, extracts, cannabinoids and isomers, which contain no more than 0.3% of delta-9-THC concentration by dry weight. The 2018 Farm Bill allows states to create regulatory programs allowing for the licensed cultivation of hemp and production of hemp-derived products. Hemp and products derived from it, such as CBD, may then be sold into commerce and transported across state lines, provided that the hemp from which any product is derived was cultivated under a license issued by an authorized state program approved by the U.S. Department of Agriculture and otherwise meets the definition of hemp.
Despite the removal of CBD extracted from hemp and other hemp extracts, produced under authorized state hemp programs from the CSA, the FDA’s stated position remains that it is a prohibited act under the Federal Food, Drug and Cosmetic Act to introduce into interstate commerce a food to which CBD, THC or cannabinoids has been added, or to market a product containing these ingredients as a dietary supplement. However, on January 26, 2023, the FDA concluded that a new regulatory pathway for CBD is needed that balances individual’s desire for access to CBD products with the regulatory oversight needed to manage risks. The FDA is seeking support from Congress to develop a new regulatory pathway.
Service Providers
As a result of any adverse change to the approach in enforcement of U.S. cannabis laws, adverse regulatory or political change, additional scrutiny by regulatory authorities, adverse change in public perception in respect of the consumption of marijuana or otherwise, third party service providers to the Company could suspend or withdraw their services, which may have a material adverse effect on the Company’s business, revenues, operating results, financial condition and prospects.
Ability to Access Capital
Given the current U.S. federal laws regarding cannabis, traditional bank financing is typically not available to U.S. cannabis companies. Specifically, the federal illegality of marijuana in the U.S. means that financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under money laundering statutes, the unlicensed money transmitter statute and the Bank Secrecy Act. As a result, businesses involved in the cannabis industry often have difficulty finding a bank willing to accept their business. Banks who do accept deposits from cannabis-related businesses in the U.S. must do so in compliance with the Cole Memorandum and the FinCEN guidance, both discussed above.
The Company requires equity and/or debt financing to support on-going operations, to undertake capital expenditures or to undertake acquisitions or other business combination transactions. There can be no assurance that additional financing will be available to the Company when needed or on terms which are acceptable. The Company’s inability to raise financing through traditional banking to fund on-going operations, capital expenditures or acquisitions could limit its growth and may have a material adverse effect upon the Company’s business, results of operations, financial condition, or prospects.
If additional funds are raised through further issuances of equity or convertible debt securities, existing Company shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to existing holders of SVS.
Heightened Scrutiny by Regulatory Authorities
For the reasons set forth above, the Company’s existing operations in the U.S. and any future operations or investments of the Company, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, the Company may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company’s ability to operate or invest in any other jurisdictions or have consequences for its stock exchange listing or Canadian reporting obligations, in addition to those described herein.
Change to government policy or public opinion may also result in a significant influence on the regulation of the cannabis industry in Canada, the U.S., or elsewhere. A negative shift in the public’s perception of medical or adult use cannabis in the U.S. or any other applicable jurisdiction could affect future legislation or regulation, or enforcement. Such a shift could cause state jurisdictions to abandon initiatives or proposals to legalize medical or adult use cannabis, thereby limiting the number of new state jurisdictions into which the Company could expand. Any inability to fully implement the Company’s business strategy in the states in which the Company currently operates or in the Company’s ability to expand its business into new states, may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. See the “Risk Factors” section of the AIF for additional details.

Further, violations of any federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions, or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, asset forfeiture and cessation of business activities or divestiture. Any enforcement action against the Company or any of its licensed operating facilities could have a material adverse effect on: (1) the Company’s reputation, (2) the Company’s ability to conduct business, (3) the Company’s holdings (directly or indirectly) of medical or adult use cannabis licenses in the U.S., (4) the listing or quoting of the Company’s securities on various stock exchanges, (5) the Company’s financial position, (6) the Company’s operating results, profitability, or liquidity, or (7) the market price of the Company’s publicly traded shares. In addition, it is difficult for the Company to estimate the time or resources that would be needed for the investigation of any such matters or their final resolution, because the time and resources that may be necessary depend on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial. See the “Risk Factors” section of the AIF for additional details. The Company’s business activities, while believed to be compliant with applicable U.S. state and local laws, currently are illegal under U.S. federal law.
Further to the indication by CDS Clearing and Depository Services Inc. (“CDS”), Canada’s central securities depository, clearing and settling trades in the Canadian equity, fixed income and money markets that it would refuse to settle trades for cannabis issuers that have investments in the U.S., the TMX Group, the owner and operator of CDS, subsequently issued a statement in August 2017 reaffirming that there is no CDS ban on the clearing of securities of issuers with cannabis-related activities in the U.S., despite media reports to the contrary and that the TMX Group was working with regulators to arrive at a solution that will clarify this matter, which would be communicated at a later time.
On October 16, 2017, the TSX provided clarity provided clarity regarding the application of Sections 306 (Minimum Listing Requirements) and 325 (Management) and Part VII (Halting of Trading, Suspension and Delisting of Securities) of the TSX Company Manual (collectively, the “TSX Requirements”) to issuers with business activities in the cannabis sector, such as the Company. In TSX Staff Notice 2017-0009, the TSX stated that issuers with ongoing business activities that violate U.S. federal law regarding cannabis are not in compliance with the TSX Requirements. The TSX noted that these non-compliant business activities may include (i) direct or indirect ownership of, or investment in, entities engaging in activities related to the cultivation, distribution or possession of cannabis in the United States, (ii) commercial interests or arrangements with such entities, (iii) providing services or products specifically targeted to such entities, or (iv) commercial interests or arrangements with entities engaging in providing services or products to U.S. cannabis companies.

Following completion of the TSX Listing, the Company is now subject to the TSX Requirements and accordingly is prohibited from owning or investing, either directly or indirectly, in entities engaging in activities related to the cultivation, distribution or possession of cannabis in the United States that could be deemed to violate applicable federal laws relating to cannabis. As a result of the TSX Listing, Curaleaf, Inc. and the Company is subject to certain restrictions on cash or cash-equivalent transfers, whereby, amongst other things, (i) Curaleaf Holdings, Inc. is prohibited from flowing any cash to Curaleaf, Inc. and any of its operations engaged in ongoing business activities that violate U.S. federal law regarding cannabis and (ii) Curaleaf, Inc. (including its subsidiaries and legal entities in which it has a controlling financial interest) are prohibited from flowing any cash to Curaleaf Holdings, Inc., whether by way of dividend or otherwise. Such restrictions may restrict the ability of the Company to make and finance acquisitions of its U.S. cannabis related assets or businesses, which, in turn, could have a material adverse effect on the Company’s business, financial condition and results of operations.

Although the Company expects to be able to comply with the TSX Requirements following the TSX Listing, there is a risk that the Company’s interpretation may differ from the TSX and failure to comply with the TSX Requirements could result in the denial of an application for certain approvals, such as to have additional securities listed on the TSX and could even lead to a delisting from the TSX, which could have a material adverse effect on the trading price of the SVS and could have a material adverse effect on the Company’s business, financial condition and results of operations.
In February 2018, following discussions with the Canadian Securities Administrators and recognized Canadian securities exchanges, the TMX Group announced the signing of a Memorandum of Understanding (“MOU”) with The Aequitas NEO Exchange Inc., the CSE, the Toronto Stock Exchange and the TSX Venture Exchange. The MOU outlines the parties’ understanding of Canada’s regulatory framework applicable to the rules, procedures and regulatory oversight of the exchanges and CDS, as it relates to issuers with cannabis-related activities in the U.S. The MOU confirms, with respect to the clearing of listed securities, that CDS relies on the exchanges to review the conduct of listed issuers. As a result, there is currently no CDS ban on the clearing of securities of issuers with cannabis-related activities in the U.S. However, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were to be implemented at a time when the SVS are listed on a stock exchange, it would have a material adverse effect on the ability of holders of SVS to make and settle trades. In particular, the SVS would become highly illiquid as until an alternative was implemented, investors would have no ability to affect a trade of securities through the facilities of the applicable stock exchange. Curaleaf has obtained eligibility with The Depository Trust Company (“DTC”) for its SVS quotation on the OTCQX and such eligibility provides another possible avenue to clear the SVS in the event of a CDS ban. Revocation of DTC eligibility or implementation by DTC of a ban on the clearing of securities of issuers with cannabis-related activities in the U.S. would similarly have a material adverse effect on the ability of holders of the SVS to make and settle trades.
Compliance and Monitoring
As of the date of this MD&A, the Company believes that each of its licensed operating entities: (a) holds all applicable licenses to cultivate, manufacture, possess and/or distribute cannabis in each respective state and (b) is in good standing and in material compliance with each respective state’s cannabis regulatory program. While the Company may be cited and fined by state regulators from time to time for failure to comply with cannabis regulations related to product labelling and testing, product potency, the use of banned additives and similar regulatory matter, the Company is not aware of any circumstances that are likely to result in regulatory actions that would have a material impact on its operations in any state.
The Company uses reasonable commercial efforts to ensure that its business is in material compliance with laws and applicable licensing requirements, and the Company engages in the regulatory and legislative process nationally and in every state in which the Company operates through our compliance department, government relations department, outside government relations consultants, cannabis industry groups and legal counsel.
The compliance department consists of our Chief Compliance Officer (“CCO”), James Shorris, as well as regional and state-level compliance officers. Each compliance officer is charged with knowing the local regulatory process in the state or states for which he or she is responsible and for monitoring developments with their governing bodies. Each compliance officer regularly reports regulatory developments to the Company’s CCO through written and oral communications and are charged with the creation and implementation of plans regarding all regulatory developments. The Company’s CCO collaborates with external legal advisors in the states in which the Company operates to ensure that the Company is in on-going compliance with applicable state laws.
The government relations department, consisting of two vice presidents, Matt Harrell and Don Williams, work closely with Curaleaf management to develop relationships with local and state regulators, industry groups and elected officials, in order to effectively monitor and engage in the regulatory and legislative processes. The Company’s Government Relations Department develops strategies, engages legislative consultants, directly lobbies and works with third party groups to protect the Company’s right to operate and to advocate for legislation, regulations and oversight under which it can be successful.
Although the Company believes that its business activities are materially compliant with applicable and state and local laws of the U.S., strict compliance with state and local laws with respect to cannabis may neither absolve the Company of liability under U.S. federal law nor provide a defense to any federal proceeding which may be brought against the Company. Any such proceedings brought against the Company may result in a material adverse effect on the Company. The Company derives nearly 100% of its revenues from the cannabis industry in certain states, which industry is illegal under U.S. federal law. Even where the Company’s cannabis-related activities are compliant with applicable state and local law, such activities remain illegal under U.S. federal law. The enforcement of relevant federal laws is a significant risk.
In addition to the above disclosure, please see the “Risk Factors” section of the AIF for further risk factors associated with the operations of the Company and the Company.
The U.S. States the Company Operates In, Their Legal Framework and How It Affects Our Business
The chart below depicts: (i) the states in which the Company operates and includes the date of legalization of cannabis for medicinal and/or recreational use and (ii) for each U.S. state the Company operates in, the number of dispensaries, processing facilities and cultivation sites (along with cultivation square footage) the Company owns, as well as the categories of products that are permitted in each such state.
Each U.S. state has various licensing requirements, restrictions on the number of facilities license holders may operate, limitations on the number of license holders in the state and various other regulations, which are enforced by applicable state agencies as discussed below. The Company conducts its operations in each respective state in compliance, in material respects, with each regulation applicable to it in such state.
All the states in which the Company operates have adopted legislation to permit the use of cannabis products for certain qualifying conditions and diseases, when recommended by a medical doctor, including Kentucky which recently allowed the use and possession of medical cannabis legally purchased from neighboring states by patients with qualifying medical conditions. Recreational marijuana, or adult use cannabis, is legal cannabis sold in licensed dispensaries to adults ages 21 and older.

The following table summarizes the domestic continuing operations of the Company as of June 30, 2024:

State	Medicinal	Adult use	Dispensaries	Processing	Cultivation	Square	Permitted products
	legalization	legalization		facilities	sites	feet	Oil	Edibles	Flower	Delivery	Wholesale
AZ	2010	2020	16	3	3	193,300	X(1)	X	X	X(4)	X
CT	2012	2021	4	1	1	24,510	X(1)	X	X	—	X
FL	2014	—	62	2	2	386,110	X(1)	X	X	X	X
IL	2013	2019	10	1	1	104,418	X(2)	X	X	—	X(3)
KY	—	—	—	1(6)	—	—	—	X(7)	—	—	—
MA	2012	2016	4	1	1	59,474	X(2)	X	X	X(5)	X
MD	2013	2023	4	1	1	30,982	X(1)	X	X	X	X
ME	1999	2019	4	1	1	79,926	X	X	X	—	X
MO	2018	2022	—	1	—	—	—	—	X	—	—
ND	2016	—	4	1	1	16,500	X(2)	X	X	X(5)	X
NJ	2010	2020	3	1	2	88,700	X(1)	X	X	X	X
NV	2013	2016	7	3	1	33,866	—	—	X	—	—
NY	2014	2021	4	1	1	110,496	X(1)	X	X	X(5)	X(3)
OH	2016	—	2	1	1 Level 1	20,100	X	—	X	X(3)	X
PA	2016	—	18	2	2	131,500	X(1)	X	X	X	X
UT	2018	—	4	1	1	67,500	X(2)	—	X	—	—
			146	22	19	1,347,382

(1)	Extracted oils only
(2)	Oil-based formulations only
(3)	Permitted with approval
(4)	Medical only
(5)	Permitted by the State, but the Company's dispensaries are not yet participating in home delivery.
(6)	In the first quarter of 2024, the Company made a strategic decision to re-enter the hemp market and is repurposing its pre-existing leased facility in Lexington, Kentucky. Operations commenced in the second quarter of 2024.
(7)	Edibles in the state of Kentucky include THC derived edibles and beverages.
Note the Company has a brand licensing agreement in the state of Oregon that is not included in this chart.
Arizona
Arizona Licensing Scheme
Arizona’s licensing body for medical and adult use cannabis is the Arizona Department of Health Services (“AZDHS”). The market is divided into two classes of licenses: medical and adult use. Each license grants the licensee the ability to have one dispensary, one processing site, and one cultivation site. There is no requirement for vertical integration in Arizona and off-site processing and cultivation locations can be jointly used by marijuana establishments. As of June 30, 2024, there were 185 operating dispensaries.
Arizona Medical Patient Requirements
For medical card holders, acceptable diagnoses include agitation of Alzheimer’s disease, Amyotrophic Lateral Sclerosis (“ALS”), any chronic or debilitating medical condition or disease or the treatment for one that causes cachexia or wasting syndrome, cancer, chronic pain, such as from migraines or arthritis, Crohn’s disease, glaucoma, human immunodeficiency virus (“HIV”) or acquired immune deficiency syndrome (“AIDS”), hepatitis C, post-traumatic stress disorder (“PTSD”), severe nausea, severe or persistent muscle spasms, such as those associated with multiple sclerosis (“MS”) and seizures, including from epilepsy.

Arizona Recent and Proposed Legislation

Some of the recently proposed legislation currently under review in Arizona includes: HB2770: Marijuana; Interstate Agreements; Delivery, which would allow for the Governor to enter into agreements with other states for the purpose of the interstate sale of marijuana between the states upon a change in federal law permitting the same; SB1262: Marijuana; Social Equity Licenses; Enforcement, which would create a new legal pathway for social equity licensees to report so-called predatory financial agreements, and let the state attorney general’s office investigate and prosecute some of the companies that now control many of the permits; and HB2301: Landlords: Tenant’s Marijuana Use, which prohibits a landlord from terminating a tenant’s rental agreement because the tenant uses marijuana.
Connecticut
Connecticut Licensing Scheme

The Connecticut Department of Consumer Protection (the “DCP”) is responsible for licensing and regulating both medical and adult use cannabis establishments in Connecticut. The market is divided in five overarching categories of licenses: retail, cultivation, manufacturing, delivery, and individual licenses and registrations. There are 14 different cannabis license types and registrations issued by the DCP that fall into such categories. As of June 30, 2024, there were 23 medical dispensaries and the DCP had approved 25 provisional adult use retail licenses. A board-certified pharmacist must be on-site to dispense medical cannabis at a dispensary.
Connecticut Medical Patient Requirements
For medical card holders that are over 18, acceptable diagnoses include: cancer, glaucoma, positive status for HIV or AIDS, Parkinson’s Disease, MS, damage to the nervous tissue of the spinal cord with objective neurological indication of intractable spasticity, epilepsy, cachexia, wasting syndrome, Crohn’s Disease, PTSD, sickle cell disease, post laminectomy syndrome with chronic radiculopathy, severe psoriasis and psoriatic arthritis, ALS, ulcerative colitis, complex regional pain syndrome, (“CRPS”), Type 1 and Type II, cerebral palsy, cystic fibrosis, irreversible spinal cord injury with objective neurological indication of intractable spasticity, terminal illness requiring end-of-life care, uncontrolled intractable seizure disorder, spasticity or neuropathic pain associated with fibromyalgia, severe rheumatoid arthritis, post herpetic neuralgia, hydrocephalus with intractable headache, intractable headache syndromes, neuropathic facial pain, muscular dystrophy, osteogenesis imperfecta, chronic neuropathic pain associated with degenerative spinal disorders and interstitial cystitis. For medical card holders under 18, acceptable diagnoses include: cerebral palsy, cystic fibrosis, irreversible spinal cord injury with objective neurological indication of intractable spasticity, severe epilepsy, terminal illness requiring end-of-life care, uncontrolled intractable seizure disorder, muscular dystrophy, osteogenesis imperfecta, intractable neuropathic pain that is unresponsive to standard medical treatments, Tourette’s Syndrome for patients who have failed standard medical treatment, and chronic pancreatitis for patients whose pain is recalcitrant to standard medical management.
Connecticut Recent and Proposed Legislation
Retail sales of adult use cannabis commenced in Connecticut on January 10, 2023. More recent legislation enacted last year, among other things, defined edible cannabis product, established off-site event permits for retailers and hybrid retailers of adult use cannabis and required the Commissioner of Consumer Protection to adopt certain regulations concerning cannabis labeling and packaging.
Florida
Florida Licensing Scheme
Florida’s licensing body is the Department of Health Office of Medical Marijuana Use (“OMMU”). The OMMU has authorized 25 Medical Marijuana Treatment Centers in the state that cover all vertically integrated sites (cultivation, processing, fulfillment/storage, and dispensing) and sites are approved under a function that falls under either cultivation, processing, fulfillment/storage, or dispensing. There is no limit on the number of dispensaries, fulfillment/storage warehouses, processing sites, or cultivation sites. However, there is a requirement to receive local zoning approval for each proposed dispensary.

Florida Medical Patient Requirements
For medical card holders, acceptable diagnoses include: cancer, epilepsy, glaucoma, HIV or AIDS, PTSD, ALS, Crohn’s disease, Parkinson’s disease, MS, medical conditions of the same kind or class as or comparable to those enumerated in the above, a terminal condition diagnosed by a physician other than the qualified physician issuing the physician certification and chronic non-malignant pain.
Florida Recent and Proposed Legislation

Last year, legislation was enacted that requires qualified physicians to perform in-person physical patient examinations before issuing initial physician certifications for the medical use of marijuana, authorizes such qualified physicians to perform patient examinations and evaluations through telehealth for renewals of physician certifications for the medical use of marijuana under certain circumstances. On April 2, 2024, Florida’s Supreme Court in a 5-2 ruling determined that the ballot language proposed by the Smart & Safe Florida committee should go before Florida voters in November’s election. The initiative, if approved by at least 60% of voters would legalize marijuana for adults 21 years old and older and allow individuals to possess up to three ounces of marijuana.
Illinois
Illinois Licensing Scheme
Illinois’ licensing body is the Illinois Department of Financial and Professional Regulation (“IDFPR”) for retail and Illinois Department of Agriculture for cultivation/processing. The main classes of licenses include retail, cultivation, craft growers, infusers and transporters. For cultivation/processing, no more than three cultivation licenses are allowed per entity and for retail, no more than 10 locations per entity. As of June 30, 2024, there were 227 adult use operational dispensaries.
Illinois Medical Patient Requirements
For medical card holders, acceptable diagnoses include: Alzheimer’s Disease, HIV or AIDS, ALS, Arnold-Chiari Malformation, cachexia/wasting syndrome, cancer, causalgia, chronic inflammatory demyelinating polyneuropathy, Crohn’s Disease, CRPS, dystonia, fibrous dysplasia, glaucoma, hepatitis C, hydrocephalus, hydromyelia, interstitial cystitis, intractable pain, lupus, MS, muscular dystrophy, myasthenia gravis, myoclonus, nail patella syndrome, neurofibromatosis, Parkinson’s Disease, PTSD, reflex sympathetic dystrophy, residual limb pain, rheumatoid arthritis, seizures disorders, severe fibromyalgia, Sjogren’s Syndrome, spinal cord disease, spinal cord injury, indication of intractable spasticity, spinocerebellar ataxia, syringomyelia, Tarlov cysts, Tourette Syndrome, traumatic brain injury and patients with valid opioid prescriptions.
Illinois Recent and Proposed Legislation
Last year, legislation was enacted amending the Cannabis Regulation and Tax Act, to provide among other things that a craft grower may contain up to 14,000 square feet of canopy space on its premises for plants in the flowering state.
Kentucky
Hemp Licensing Scheme
Licensing and management of hemp cultivation and processing in Kentucky is regulated by the Kentucky Department of Agriculture. Pursuant to Emergency Regulations issued in 2023, licensing and regulation of hemp product manufacturing, distribution and sales is under the purview of the Kentucky Cabinet of Health and Family Services (“Cabinet”). On August 1, 2023, the Cabinet initiated that process by promulgating emergency administrative regulations governing the manufacturing, processing, distribution, and sale of hemp-derived cannabinoid products (902 KAR 45:190E). These regulations were subsequently amended on October 13, 2023. The amended emergency regulations are now effective and will remain in effect, while the Cabinet prepares replacement emergency regulations and proposed final regulations. The current emergency regulations divide hemp products into two types: (1) non-intoxicating and cosmetic cannabinoid products, and (2) adult use hemp-derived cannabinoid products. The rules establish maximum amounts of certain cannabinoids or specific ratios of certain cannabinoids for each type of product. The emergency regulations also set requirements for manufacturing, testing, record keeping, personnel, and sales.

Maine
Maine Licensing Scheme
Maine’s licensing body is the Department of Administrative and Financial Services Office of Cannabis Policy. There currently is no limit on the number of medical or adult use licenses, however, municipalities must opt-in for adult use and medical dispensary owners must be Maine residents. Medical licenses can be vertical (one license per dispensary, one license per entity) and must have local approval and relevant licensing (tobacco, food license). Additionally, adult use licenses are also unlimited and are as follows: retail, cultivation, and manufacturing. Licensees may obtain licenses in each license type. As of June 30, 2024, there were 220 adult use dispensaries in operation.
Maine Medical Patient Requirements
For medical use, qualified practitioners may issue a certificate for any condition/reason where in their professional opinion a qualifying patient is likely to receive therapeutic or palliative benefit from the medical use of marijuana to treat or alleviate the patient’s medical diagnosis. Medical patients may possess up to eight pounds of harvested marijuana.
Maine Recent and Proposed Legislation
Legislation enacted last year defined the term cannabis paraphernalia for purposes of the State Medical Use of Cannabis Act and the Cannabis Legalization Act, permits a caregiver to sell or provide cannabis paraphernalia to a qualifying patient for the patient’s medical use of cannabis and provides that the medical use of cannabis does not permit any person to sell, offer to sell or furnish any products containing tobacco, nicotine or synthetic nicotine to any person without first obtaining a retail tobacco license. In addition, legislation enacted last year required implementation of a seed to sale tracking for cannabis plants, adult use cannabis and adult use cannabis products.
Maryland
Maryland Licensing Scheme
Maryland’s licensing body is the Maryland Medical Cannabis Commission. The market is divided into the following types of licenses: dispensary, grower/cultivator, processor, independent testing laboratory and ancillary business. Each issued license is associated with one facility. As of June 30, 2024, there were 101 operational dispensaries. A person may not have interest in or control of, including the power to manage or operate, more than one grower license, one processor license and four dispensary licenses. Edibles are permitted under the condition that they are shelf stable. Topicals are also permitted.
Maryland Medical Patient Requirements
For medical use, acceptable diagnoses include cachexia, anorexia, wasting syndrome, severe or chronic pain, severe nausea, seizures, severe or persistent muscle spasms, glaucoma, PTSD, or another chronic medical condition which is severe and for which other treatments have been ineffective. A clinical director is required to be available electronically for all dispensaries.
Maryland Recent and Proposed Legislation
On July 1, 2023, the purchase and possession of cannabis for personal adult use became legal in Maryland for adults 21 and older. Other legislation enacted last year renamed the Alcohol and Tobacco Commission to be the Alcohol, Tobacco and Cannabis Commission; established the Maryland Cannabis Administration as an independent unit of State government and established a regulatory and licensing system for adult use cannabis under the Administration, including imposition of a sales and use tax on the sale of adult use cannabis; in addition, the Administration is required to establish and maintain a State cannabis testing laboratory.

Massachusetts
Massachusetts Licensing Scheme
Massachusetts’ licensing body for medical and adult use is the Cannabis Control Commission. Massachusetts’ medical market includes the licensing of Medical Treatment Centers (“MTCs”), vertically integrated businesses that cultivate, process, and retails their own marijuana and marijuana products for medical use. The adult use market is divided into the following types of licenses: retail, cultivation, product manufacturer, testing laboratory, transporter, courier, research, social consumption establishments, microbusinesses, and delivery. As of June 30, 2024, there were 355 operational MTCs. No person or entity having direct or indirect control shall be granted, or hold, more than three licenses in a particular class and is limited to 100,000 square feet of canopy which is distributed across no more than three cultivation licenses and three MTCs.
Massachusetts Medical Patient Requirements
For medical use, acceptable diagnoses include cancer, glaucoma, positive status HIV, AIDS, hepatitis C, ALS, Crohn’s disease, Parkinson’s disease and MS, when such diseases are debilitating, and other debilitating conditions as determined in writing by a Qualifying Patient’s healthcare provider.
Missouri
Missouri Licensing Scheme
Missouri’s licensing body is the Missouri Department of Health and Senior Services (“DHSS”). The market is divided into the following types of licenses: cultivation, infused products manufacturing facility, dispensary facility, transportation facility, testing facility, and microbusiness. As of June 30, 2024, there were 206 operational dispensaries. There are no vertical integration requirements in Missouri and one license allows one facility. Facilities may not be owned, in whole or in part, or have as an officer, director, board member, or manager, any individual with a disqualifying felony offense. Any owner may not be an owner in more than ten percent of the total number of comprehensive and medical licenses, within a facility type.
Missouri Medical Patient Requirements
For medical card holders, acceptable diagnoses/qualifying medical conditions include: cancer; epilepsy; glaucoma; intractable migraines unresponsive to other treatment; a chronic medical condition that causes severe, persistent pain or persistent muscle spasms, including, but not limited to, those associated with MS, seizures, Parkinson’s disease and Tourette’s syndrome; debilitating psychiatric disorders, including, but not limited to, PTSD, if diagnosed by a state licensed psychiatrist; HIV or AIDS; a chronic medical condition that is normally treated with a prescription medication that could lead to physical or psychological dependence, when a physician determines that medical use of cannabis could be effective in treating that condition and would serve as a safer alternative to the prescription medication; any terminal illness; or in the professional judgment of a physician, any other chronic, debilitating or other medical condition, including, but not limited to, hepatitis C, ALS, inflammatory bowel disease, Crohn’s disease, Huntington’s disease, autism, neuropathies, sickle cell anemia, agitation of Alzheimer’s disease, cachexia and wasting syndrome.
Nevada
Nevada Licensing Scheme
Nevada’s licensing body for medical and adult use is the Cannabis Compliance Board (“CCB”). The market is divided into the following types of licenses: cultivation, product manufacturing, distribution, dispensary/retail, testing laboratory and a newly available consumption lounge license. There is no specific limit on licenses for Nevada and as of June 30, 2024, there were 101 operational retail dispensaries. Licenses are only granted during licensing rounds and licensing rounds are not regularly scheduled but held as needed, per jurisdiction.

Nevada Medical Patient Requirements
For medical use, acceptable diagnoses include: AIDS; an anxiety disorder; an autism spectrum disorder; an autoimmune disease; anorexia nervosa; cancer; dependence upon or addiction to opioids; glaucoma; cachexia; muscle spasms, including, without limitation, spasms caused by MS; seizures, including, without limitation, seizures caused by epilepsy; nausea; or severe or chronic pain; a medical condition related to the HIV; and a neuropathic condition, whether or not such condition causes seizures.
Nevada Recent and Proposed Legislation
Legislation enacted last year provides that the CCB has the power to, among other things, seize and destroy cannabis and cannabis products involved in unlicensed cannabis activities and commit resources and take action to address unlicensed cannabis activities, including, without limitation investigating and referring matters involving unlicensed cannabis activities to the appropriate State or local law enforcement agency. Other legislation enacted last year requires a cannabis establishment agent to verify the age of a consumer before selling cannabis or a cannabis product to the consumer, sets forth the method by which the age verification is required to be performed.
New Jersey
New Jersey Licensing Scheme

New Jersey’s licensing body is the New Jersey Cannabis Regulatory Commission. The medical market consists of licensed “alternative treatment centers” (“ATCs”), which are vertically integrated licenses that allow the holder to seek cultivation, manufacturing, or dispensing specific licensure. The adult use market consists of separate cultivation, manufacturing, wholesale, distributor, retail, and delivery licenses. Adult use licensees may integrate vertically and hold any combination of a cultivator license, a manufacturer license, a retailer license, and a delivery service license simultaneously or hold a wholesale and a distributor license simultaneously. All recreational license holders can have only one business in each class. There is no established limit on the number of cannabis business licenses available statewide. As of June 30, 2024, there were 23 operational medical dispensaries. Adult use sales began on April 21, 2022.
New Jersey Medical Patient Requirements
For medical use, acceptable diagnoses include: ALS, anxiety, cancer, chronic pain, dysmenorrhea, glaucoma, inflammatory bowel disease, including Crohn’s disease, intractable skeletal muscular spasticity, migraines, MS, muscular dystrophy, opioid use disorder, positive status for HIV and AIDS, PTSD, seizure disorder, including epilepsy, terminal illness with prognosis of less than 12 months to live, or Tourette’s Syndrome.
New Jersey Recent and Proposed Legislation
Legislation enacted last year provides that in the case of a taxpayer that is a cannabis licensee, there shall be allowed as a deduction an amount equal to any expenditure that is eligible to be claimed as a federal income tax deduction but is disallowed because cannabis is a controlled substance under federal law and income shall be determined without regard to Section 280E of the Internal Revenue Code for cannabis licensees.
New York
New York Licensing Scheme

New York’s licensing body, the Cannabis Control Board (“CCB”) within the Office of Cannabis Management is responsible for regulating the new adult use marijuana market as well as the existing medical marijuana and hemp cannabinoid programs. The CCB approves entities to operate as “registered organizations,” which are vertically integrated and permit the entity to operate one medical cultivation/processing facility and up to four medical dispensaries. The CCB also issues adult use licenses, including cultivation, processing, distributing, retail, and microbusiness licenses. To date, there are 36 operational registered organization dispensary locations and 141 adult use cannabis dispensaries across New York State.

New York Medical Patient Requirements
On January 24, 2022, the OCM announced the launch of a new Medical Cannabis Program certification and registration system expanding the existing medical cannabis program. Moving forward, the program will allow the certification of a patient by a practitioner for any condition that the practitioner believes can be treated with medical cannabis.
New York Recent and Proposed Legislation

On November 21, 2022, the CCB released draft regulations implementing the adult use cannabis program. Among these regulations were specific provisions outlining the licensing requirements and processes for registered organizations to participate in the adult use market. The draft regulations were published in the New York State Register on June 14th, 2023. The regulations were approved by the CCB on September 12th, 2023. Litigation was filed in 2023 challenging the constitutionality of the New York regulations the result of which was an injunction against the issuance of certain licenses. That litigation was settled in late 2023 November with one group of litigants, military veterans, receiving dispensary licenses, while each existing medical operator, including Curaleaf, given permission to open three dispensaries.
North Dakota
North Dakota Licensing Scheme

The licensing body is the North Dakota Department of Health and Human Services. The market is divided into two classes of licenses: manufacturing facility and dispensary. Each license grants the licensee the ability to have one dispensary or manufacturing facility. State law only permits the licensing of up to two manufacturing facilities, and no more than eight dispensaries, unless the DHHS determines additional licenses are necessary. All licenses have been awarded at this time.
The activities of a manufacturing facility are limited to producing and processing and to related activities, including acquiring, possessing, storing, transferring and transporting marijuana and usable marijuana (other than edibles), for the sole purpose of selling usable marijuana to a dispensary. Additional subcategories of cultivation only and manufacturing licenses only were established in October 2022. The activities of a dispensary are limited to purchasing usable marijuana from a manufacturing facility, and related activities, including storing, delivering, transferring, and transporting usable marijuana, for the sole purpose of dispensing usable marijuana to a registered qualifying patient/designated caregiver.
On July 8, 2024, organizers of a ballot initiative to legalize recreational marijuana in North Dakota reportedly submitted 22,000 petition signatures in connection with an initiative to put recreational marijuana to a statewide vote that voters and state lawmakers have previously defeated. The initiative needed 15,582 valid signatures to make the Nov. 5 general election ballot. North Dakota Secretary of State Michael Howe’s office has until August 12, 2024, to review the petition signatures. The initiative would legalize recreational marijuana for people 21 and older to use at their homes and, if permitted, on others’ private property. The measure also outlines numerous production and processing regulations, prohibited uses — such as in public or in vehicles — and would allow home cultivation of plants.
North Dakota Medical Patient Requirements
For medical card holders, acceptable diagnoses include cancer; positive status for HIV; AIDS; decompensated cirrhosis caused by hepatitis C; ALS; PTSD; agitation of Alzheimer’s disease or related dementia; Crohn’s disease; fibromyalgia; spinal stenosis or chronic back pain, including neuropathy or damage to the nervous tissue of the spinal cord with objective neurological indication of intractable spasticity; glaucoma; epilepsy; anorexia nervosa; bulimia nervosa; anxiety disorder; Tourette’s syndrome; Ehlers-Danlos syndrome; endometriosis; interstitial cystitis; neuropathy; migraine; rheumatoid arthritis; autism spectrum disorder; a brain injury; a terminal illness; or a chronic or debilitating disease or medical condition or treatment for such disease or medical condition that produces one or more of the following: cachexia or wasting syndrome; severe debilitating pain that has not responded to previously prescribed medication or surgical measures for more than three months or for which other treatment options produced serious side effects; intractable nausea; Seizures; or severe and persistent muscle spasms, including those characteristic of MS.

Ohio
Ohio Licensing Scheme

As of January 1, 2024, regulatory oversight of Ohio’s cannabis program is shared between two offices: (a) the Division of Cannabis Control (“DCC”) within the Ohio Department of Commerce oversees the registration of patients and caregivers, and licenses medical cultivators, processors, dispensaries, and testing laboratories; and (b) the State Medical Board of Ohio is responsible for certifying physicians to recommend medical cannabis and approving qualifying conditions. The DCC will also oversee the licensing and regulation of the adult use cannabis program as well. The medical market is divided into the following types of licenses: cultivator (Level I and Level II), processor, dispensary, and testing. Each license grants access to one facility and as of June 30, 2024, there were 126 dispensaries with certificates of operation.
Ohio Medical Patient Requirements
For medical card holders, acceptable diagnoses include AIDS, Alzheimer’s disease, ALS, cachexia, cancer, chronic traumatic encephalopathy, Crohn’s disease, epilepsy or another seizure disorder, fibromyalgia, glaucoma, hepatitis C, Huntington’s disease, inflammatory bowel disease, MS, pain that is either chronic and severe or intractable, Parkinson’s disease, positive status for HIV, PTSD, sickle cell anemia, spasticity, spinal cord disease or injury, terminal illness, Tourette’s syndrome, traumatic brain injury, or ulcerative colitis.
Ohio Recent and proposed Legislation

Ohio became the 24th state to legalize adult use cannabis when voters approved Issue 2 in November of 2023. Legal possession of marijuana and home-grow cultivation became legal effective December 7, 2023. The first set of proposed rules for adult use license applications were published on January 29, 2024. The initial applications for licenses will be available by June 7, 2024, and provisional licenses will be granted by September 7, 2024.
Pennsylvania
Pennsylvania Licensing Scheme
Pennsylvania’s licensing body is the Pennsylvania Department of Health. The market is divided into the following types of licenses: grower processor, dispensary, and clinical registrants. A pharmacist is required to be available for all dispensaries and as of June 30, 2024, there were 181 operational dispensaries and 25 operational grower/processors.
Pennsylvania Medical Patient Requirements
For medical card holders, acceptable diagnoses include ALS; anxiety disorders; autism; cancer, including remission therapy; Crohn’s disease; damage to the nervous tissue of the central nervous system (brain-spinal cord) with objective neurological indication of intractable spasticity and other associated neuropathies; dyskinetic and spastic movement disorders; epilepsy; glaucoma; HIV or AIDS; Huntington’s disease; inflammatory bowel disease; intractable seizures; MS; neurodegenerative diseases; neuropathies; opioid use disorder for which conventional therapeutic interventions are contraindicated or ineffective, or for which adjunctive therapy is indicated in combination with primary therapeutic interventions; Parkinson’s disease; PTSD; severe chronic or intractable pain of neuropathic origin or severe chronic or intractable pain; sickle cell anemia; terminal illness; and Tourette’s syndrome.
Pennsylvania Recent and Proposed Legislation
Legislation enacted last year impacts which grower-processors may also hold dispensary licenses. Under prior state law, no more than five of the state’s 25 grower-processor license holders could also hold dispensary licenses. Others were required to sell their products to a licensed dispensary, which in turn can sell products to patients. Under the enacted legislation, all 10 of the state’s independent grower-processors may receive a dispensary permit that would allow them to operate up to three retail locations. And all independent dispensaries would be eligible to grow and process marijuana products.

Utah
Utah Licensing Scheme

As of January 1, 2024, Utah’s medical only market is overseen by the Utah Department of Agriculture (“DOA”). In addition to the DOA’s licensing of pharmacies (retail) and couriers, the newly established Cannabis Production Establishment Licensing Advisory Board within the DOA also regulates cannabis cultivation and processing licenses. There are currently no new pharmacy or cultivation licenses available, but Utah does not restrict the number of processing licenses available within the state. Licensees are permitted to hold multiple types of licenses, but licenses are not transferable or assignable, though changes of ownership of less than 50% are permitted without the need to apply for a new license.
Utah Medical Patient Requirements
For medical card holders, acceptable diagnoses include HIV or AIDS; Alzheimer’s disease; ALS; cancer; cachexia; persistent nausea that is not significantly responsive to traditional treatment, except for nausea related to: pregnancy, cannabis-induced cyclical vomiting syndrome, cannabinoid hyperemesis syndrome; Crohn’s disease or ulcerative colitis; epilepsy or debilitating seizures; MS or persistent and debilitating muscle spasms; PTSD that is being treated and monitored by a licensed health therapist, and that has been diagnosed by a healthcare provider by the Veterans Administration and documented in the patient’s record or has been diagnosed or confirmed by evaluation from a psychiatrist, masters prepared psychologist, a masters prepared licensed clinical social worker, or a psychiatric advanced practice registered nurse; autism; a terminal illness when the patient’s life expectancy is less than six months; a condition resulting in the individual receiving hospice care; a rare condition or disease that affects less than 200,000 individuals in the U.S., as defined in federal law, and that is not adequately managed, despite treatment attempts using conventional medications (other than opioids or opiates) or physical interventions; or pain lasting longer than two weeks that is not adequately managed, in the qualified medical provider’s opinion, despite treatment attempts using conventional medications other than opioids or opiates or physical interventions.
Risk Factors
A discussion of the risk factors to which Curaleaf is subject is presented in the section entitled “Risk Factors” of the Company’s AIF, which section is incorporated by reference herein. The AIF is available on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov/edgar) under the Company’s profile.
The risks and uncertainties outlined in the AIF and elsewhere in this MD&A are not the only ones facing the Company. Additional risks and uncertainties not presently known to the Company or currently deemed immaterial by the Company, may also impair the operations of the Company. If any such risks actually occur, shareholders of the Company could lose all or part of their investment and the business, financial condition, liquidity, results of operations and prospects of the Company could be materially adversely affected and the ability of the Company to implement its growth plans could be adversely affected.
The acquisition of any of the securities of the Company is speculative, involving a high degree of risk and should be undertaken only by persons whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the securities of the Company should not constitute a major portion of an individual’s investment portfolio and should only be made by persons who can afford a total loss of their investment. The Company’s shareholders should carefully evaluate the following risk factors along with the risk factors described elsewhere in this MD&A.
The Company Is Likely To Be Audited By The IRS And The IRS Is Likely To Challenge The Non-Application of Section 280E To The Company’s U.S. Marijuana Operations.
The Company believes there is a great likelihood that the IRS will audit the income tax returns of cannabis-related businesses. Starting in the quarter ended June 30, 2024, the Company has taken the position that Section 280E does not apply to any of its business, including its US operations engaged in the production and sale of “marijuana” under U.S. Federal Law. This is contrary to previous positions taken by the Company in its historical tax filings with respect to its U.S. marijuana operations. On June 28, 2024, the IRS confirmed that it continues to consider Section 280E to apply to businesses that engage in the U.S. marijuana business, even if such businesses are state-licensed. The IRS further indicated

that it intends to challenge refund claims by taxpayers claiming that Section 280E does not apply to such operations. The Company has recorded a significant uncertain tax position based upon its challenge of the applicability of Section 280E in determining the Company’s income tax liability, and the Company intends to file for a refund for tax year 2022 based on the non-application of Section 280E and to report as a non-Section 280E taxpayer for tax year 2023 and going forward. The Company believes that it is reasonably possible that its Uncertain tax position liability will continue to increase over the next 12 months, as the Company cannot be certain that it will prevail in its dispute with the IRS regarding the inapplicability of Section 280E. Should the Company not prevail, the Company would become liable to settle its Uncertain tax position plus any additional interest and penalties charged by the IRS or other applicable state tax jurisdictions, which could have a material adverse effect on the Company’s business, results of operations, financial condition and prospects.
Risk Of FDA Enforcement Action Under The Food Drug And Cosmetics Act.
As noted above and in the Company’s prior regulatory filings, cannabis-based products are sold to adult use customers as well as medical patients diagnosed with certain medical conditions. However, the Company’s cannabis-based products are not approved by the U.S. FDA as “drugs” or for the diagnosis, cure, mitigation, treatment, or prevention of any disease. Accordingly, the FDA may regard any promotion of the cannabis-based products as the promotion of an unapproved drug in violation of the Food, Drug and Cosmetic Act (“FDCA”). In recent years, the FDA has issued warning letters to a number of companies selling products that contain CBD oil derived from hemp warning them that the marketing of their products violates the FDCA. FDA enforcement action against the Company could result in negative consequences, including fines, disgorgement of profits, recalls or seizures of products, or a partial or total suspension of the Company’s production or distribution of these products.
The Company’s Hemp-Derived Products Are Not Approved By The FDA And Are Subject To Rapidly Evolving And Unclear Federal And State Regulations.

As also discussed above, the Company has recently resumed the production and limited distribution of certain hemp-derived edible products containing up to 0.3% delta-9-THC by dry weight. While these products meet the definition of hemp under the 2018 Farm Bill and are thus excluded from Schedule I of the CSA, future re-enactment of the Farm Bill this year is not certain nor is it certain that any new Farm Bill will continue to adopt this definition of hemp and the related exclusion under the CSA. That said, the DEA has reiterated that THC “synthetically produced from non-cannabis materials” remains subject to the CSA. Inasmuch as there is no federal definition of ‘synthetically produced,’ products, it is possible that the DEA could take the position that the production process for the Company’s hemp-derived delta-9-THC products utilizes synthesis and is thus subject to the CSA.

The FDA has stated that the 2018 Farm Bill explicitly “preserves FDA’s authority to regulate products containing cannabis or cannabis-derived compounds,” and that it “treats products containing cannabis or cannabis-derived compounds as it does any other FDA-regulated products — meaning they’re subject to the same authorities and requirements as FDA-regulated products containing any other substance. This is true regardless of whether the cannabis or cannabis-derived compounds are classified as hemp under the 2018 Farm Bill.” Consequently, and as evidenced by FDA’s enforcement efforts, the Company’s hemp-derived delta-9-THC edible products may be deemed by the FDA as adulterated and subject to enforcement actions of the sort described above. To the extent certain states have regulatory analogs to the FDCA, they could take a similar position under state law.

The ability of the Company to continue its hemp-derived delta-9-THC product business may also be impacted by future federal legislation and state legislation that may close the “hemp loophole.” For example, the proposed Cannabis Administration and Opportunity Act (CAOA) contained language that would have made it illegal under the CSA to market hemp-derived delta-9-THC products that contained even minuscule amounts of delta-9-THC by re-defining hemp to include only those “products made or derived from such plant or parts, with a total tetrahydrocannabinol equivalent concentration of not more than the allowable tetrahydrocannabinol equivalent amount described in subparagraph (C),” namely, one milligram of total tetrahydrocannabinol per 100 grams on a dry weight basis (or a proportionate amount of any fraction thereof). While the CAOA was not adopted, similar language could be included in other federal legislation, including a new version of the Farm Bill, which must be adopted this year. Similarly, several states are reviewing legislation that would prohibit or severely limit hemp-derived delta-9-THC products that contain psychoactive doses of delta-9-THC.

Insofar as these hemp-derived delta-9-THC products have intoxicating properties, states could enact laws and regulations limiting the ability to sell these hemp-derived products in unregulated distribution channels the Company uses such as convenience stores. While the Company seeks to limit the sales of these products in those sales channels to consumers 21 years and older by virtue of its distribution agreements, there can be no guarantee that these limitations will be consistently enforced by the retailer inasmuch as sales of these products are not subject to state regulations limiting sales of these products to minors of the sort present in the traditional marijuana business. The sale of these hemp-derived products to minors, and any alleged related harm flowing from such sales, could lead to legal, regulatory and/or reputational harm to the Company. And while the Company believes its product liability and D&O insurance provides coverage against claims related its sale of hemp-derived delta-9-THC products, to the extent claims are based on the illegal marketing and sale of such products, they may not be covered by insurance.

Furthermore, in the absence of clear federal guidance from the FDA on hemp-derived products such as those being manufactured by the Company, states are issuing regulations in response to growing concerns about consumer safety. Some states have effectively eliminated the hemp products industry. As regulations change rapidly in this space, continued compliance is difficult.

Finally, as this market is new and largely unregulated, supply chain reliability, established distribution channels and market research are all issues that could potentially affect the success of the Company’s hemp-derived products. Many of the Company’s competitors in this space are unconcerned about consumer safety, risk and agency enforcement.
Controls and Procedures
Disclosure Controls and Procedures
The Company’s controls and procedures are summarized in the section Management’s Annual Report on Internal Controls Over Financial Reporting within the MD&A as of and for the years ended December 31, 2023 and 2022. There have been no material changes to the Company’s controls and procedures from what was disclosed at that time.
Changes in Internal Control Over Financial Reporting
There were no changes to the Company’s internal control over financial reporting that occurred during the quarter ended June 30, 2024 that have materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.